Exhibit 1



Financial Report 2001


Table of Contents

- Bayer Key Data

- Chairman's Letter

- Investor Information

- Management Report

- Financial Statements

- Report of the Supervisory Board

- Corporate Officers

- Ten-Year Financial Summary

- Dates
















                                                                   [Bayer logo]

Bayer Key Data                                                  Overall Contents
                                                                Financial Report

Bayer Group                                              2001            2000         Change
                                                                                        in%

Sales                               (euro) million      30,275          30,971        - 2.2
--------------------------------------------------- -------------- -------------- --------------
Operating result                    (euro) million       1,611           3,287       - 51.0
--------------------------------------------------- -------------- -------------- --------------
Income before income taxes          (euro) million       1,115           2,990       - 62.7
--------------------------------------------------- -------------- -------------- --------------
Net income                          (euro) million         965           1,816       - 46.9
--------------------------------------------------- -------------- -------------- --------------
Gross cash flow                     (euro) million       2,923           4,164       - 29.8
--------------------------------------------------- -------------- -------------- --------------
Stockholders' equity                (euro) million      16,922          16,140        + 4.8
--------------------------------------------------- -------------- -------------- --------------
Total assets                        (euro) million      37,039          36,451        + 1.6
--------------------------------------------------- -------------- -------------- --------------
Capital expenditures                (euro) million       2,617           2,647        - 1.1
--------------------------------------------------- -------------- -------------- --------------
Employees                           at year end        116,900         122,100        - 4.3
--------------------------------------------------- -------------- -------------- --------------
Personnel expenses                  (euro) million       7,849           7,735        + 1.5
--------------------------------------------------- -------------- -------------- --------------
Research and development expenses   (euro) million       2,559           2,393        + 6.9
--------------------------------------------------- -------------- -------------- --------------




Bayer AG                                                  2001           2000        Change
                                                                                       in%

Total dividend payment              (euro) million         657           1,022       -35.7
--------------------------------------------------- -------------- -------------- --------------
Dividend per share                          (euro         0.90            1.40       -35.7
--------------------------------------------------- -------------- -------------- --------------








BAYER ANNUAL REPORT 2001                                            [Bayer Logo]

Bayer Key Data

                                                                                                                     Operating
                                                                                                                   Result Before
                                                                                                                    Exceptional
                                                                                                                       Items

Health Care                                                  2001       2000      Change                          (euro) million
                                                                                                                      - 47.8%

External sales                            (euro) million    9,833      10,028     - 1.9%                        [bar graph with the
--------------------------------------------------------- ---------- ---------- ----------                        following data:
Operating result before exceptionals      (euro) million      771       1,476    - 47.8%
--------------------------------------------------------- ---------- ---------- ----------
Operating result                          (euro) million      392       1,337    - 70.7%                          2001       771
--------------------------------------------------------- ---------- ---------- ----------      `                 2000     1,476]
Capital expenditures                      (euro) million      682         745    -  8.5%
------------------------------------------------------------------------------------------



Agriculture                                                  2001       2000      Change                          (euro) million
                                                                                                                      + 12.0%

External sales                            (euro) million    3,696      3,455     + 7.0%                         [bar graph with the
--------------------------------------------------------- ---------- ---------- ----------                        following data:
Operating result before exceptionals      (euro) million      625        558    + 12.0%
--------------------------------------------------------- ---------- ---------- ----------
Operating result                          (euro) million      625        584     + 7.0%                           2001       625
--------------------------------------------------------- ---------- ---------- ----------                        2000       558]
Capital expenditures                      (euro) million      264        283     - 6.7%
--------------------------------------------------------- ---------- ---------- ----------
------------------------------------------------------------------------------------------



Polymers                                                    2001         2000     Change                         (euro) million
                                                                                                                     - 59.7%

External sales                            (euro) million    10,788     10,892     - 1.0%                        [bar graph with the
--------------------------------------------------------- ---------- ---------- ----------                        following data:
Operating result before exceptionals      (euro) million       434      1,078    - 59.7%
--------------------------------------------------------- ---------- ---------- ----------
Operating result                          (euro) million       284        988    - 71.3%                          2001       434
--------------------------------------------------------- ---------- ---------- ----------                        2000     1,078]
Capital expenditures                      (euro) million     1,084      1,011     + 7.2%
--------------------------------------------------------- ---------- ---------- ----------
------------------------------------------------------------------------------------------



Chemicals                                                   2001         2000     Change                         (euro) million
                                                                                                                     - 26.8%


External sales                            (euro) million     3,749      3,410     + 9.9%                        [bar graph with the
--------------------------------------------------------- ---------- ---------- ----------                        following data:
Operating result before exceptionals      (euro) million       271        370    - 26.8%
--------------------------------------------------------- ---------- ---------- ----------
Operating result                          (euro) million       203        394    - 48.5%                          2001       271
--------------------------------------------------------- ---------- ---------- ----------                        2000       370]
Capital expenditures                      (euro) million       483        424    + 13.9%
--------------------------------------------------------- ---------- ---------- ----------
------------------------------------------------------------------------------------------







BAYER ANNUAL REPORT 2001                                            [Bayer Logo]

Chairman's Letter

                                                              - Overall Contents
                                                                Financial Report

An improved portfolio...




[PHOTO]
Dr. Manfred Schneider
Chairman of the Board of
Management of Bayer AG


Dear Stockholders:

Bayer today is changing faster than ever before. I'm referring above all to our decision to extensively reorganize the company and its management structure.

     We will create a new Bayer - an efficient enterprise consisting of strategically linked but independently operating companies with a management culture based, as before, on performance and value creation.

     The objectives are to pool our core competencies even more closely within the four business areas, to streamline the portfolio and to focus our business structures in line with changing market requirements and competitive conditions.

     With these aims in view we plan to create legally separate HealthCare, CropScience, Polymers and Chemicals companies, supported by equally independent service companies, and to endow them with all the expertise and the resources they need to be leaders in their respective markets.

     An important milestone is the acquisition of Aventis CropScience. Subject to antitrust approvals, this would put our crop science activities - and our global crop protection business in particular - in a top position worldwide.

     In the polymers industry we are already among the leaders, with a comprehensive range of products, technologies and customer-oriented materials solutions. The new structure is intended to strengthen this role.

     In chemicals we seek strategic partnerships to enhance our positions in key markets. Here, too, the reorganization will improve our agility.

     Undoubtedly, the greatest challenge is to realign our healthcare business.



1  ANNUAL REPORT 2001                                               [Bayer Logo]

Chairman's Letter



....in a new structure


     We are convinced of the new healthcare company's ability to position itself successfully in the market. We have turned the diagnostics business around and now plan to bring innovative products to market. For our consumer care business with its first-rate brands, we see good opportunities to strengthen our activities through selective acquisitions. In biological products, the planned merger with Aventis Behring under our management control would give us a leading market position and considerable potential for improving profitability. Our animal health business is one of the industry's strongest and most profitable, partly because of its links to our research expertise in pharmaceuticals and crop science.

     The pharmaceuticals business is crucial to the performance of Bayer HealthCare. Here we need to restore sales and margins to levels that stand comparison with our competitors and capitalize fully on the value creation potential of this business. We will therefore step up our restructuring program to improve efficiency and reduce costs, and adapt our structures to temporarily diminished growth expectations.

     We believe that in all the activities we are now realigning under the Bayer Group umbrella, we possess sufficient resources to hold our own against the competition and create the kind of value our stockholders expect.

     A key factor here will be strategic management, which means actively managing the Group's portfolio, deploying our resources selectively and transparently, and achieving ambitious sales and profitability goals. These - along with guiding and developing the Group's executive team - will be the main roles of the management holding company we plan to establish.

     Reorganizing the enterprise is an exceptionally weighty and complex task. But we will take care not to neglect our daily operations, especially because there is still no sign of a material shift in the current economic situation.

     2001 was a disappointing year. We did not reach our goals - due to the economic situation, the problems in biologicals and not least because of the major setback for our pharmaceuticals business that resulted from the withdrawal of our cholesterol-lowering drug.

     We will therefore work for a sustained improvement in our structures and processes. Our actions in this regard include ten major cost-structure projects



2  ANNUAL REPORT 2001                                               [Bayer Logo]

Chairman's Letter

designed to generate annual savings of some (euro) 1.8 billion by 2005 and enhance our efficiency for the long term. We expect these projects to contribute more than (euro) 500 million to our operating result this year.

     What's more, we have all but solved the problems for our biological products, and anticipate significant earnings growth in the current year. It will also be tremendously important to rapidly integrate the crop science activities we plan to acquire, and we will redouble our efforts to overcome the cyclical problems in polymers and chemicals.

     We intend to continue streamlining and focusing our portfolio by divesting activities we now consider to be non-core.

     All in all, we remain confident despite the modest economic outlook for the coming year. Our goal is to substantially improve earnings.

     As for myself, I will relinquish my active duties at Bayer's helm after 26 years with the company, 10 of them as Management Board Chairman. I thank you for the trust you have placed in me and the Board of Management under my charge - even in the difficult situation we faced last year. At the same time, I would like to thank each and every Bayer employee for his or her commitment to the company.

     I would ask that you provide the same level of support to my successor, Werner Wenning, and his management team. I firmly believe we will succeed in getting Bayer back on track.


     Sincerely,

     /s/ Manfred Schneider





3  ANNUAL REPORT 2001                                               [Bayer Logo]

Investor Information 2001

                                                              - Overall Contents
                                                                Financial Report

The course is
set for the future

Bayer stock had a bad year in 2001, particularly as a result of the Lipobay(R)/Baycol(R) withdrawal. Yet the corporate reorganization program we have introduced, together with further portfolio streamlining measures, not only creates an excellent basis for value growth and a successful future for our company, but should also increase the share price over the medium term.

Difficult year for our stockholders

2001 was a difficult year not just for our company, but also for our stockholders. The voluntary withdrawal in August of Lipobay(R)/Baycol(R), the leading growth driver of our pharmaceuticals business, impacted heavily on the price of Bayer stock. Exerting further pressure on our share price were the marked deterioration in the global economy, which affected our industrial business in particular, and production problems for our biological products. The terrorist attacks of September 11 also depressed the stock markets for a time. Although our stock picked up again toward the end of the year, the closing price of (euro) 35.80 per share was 36 percent below the previous year. The German share index DAX 30 lost 20 percent in the same period, while the Dow Jones EURO STOXX 50 index declined by 19 percent. Bayer AG's market capitalization dropped by (euro) 15 billion to (euro) 26.1 billion.




1  ANNUAL REPORT 2001                                               [Bayer Logo]

Investor Information


Bayer Share Price
[Line Graph - showing variation of share prices for the period of Jan. 1, 2001 to Dec. 31, 2001 for Euro Stoxx 50 and DAX 30 - Index (Jan. 2, 2001 = 100)]


Bayer Stock Data                                               2001      2000**

Dividend                                             (euro)      0.90      1.40
----------------------------------------     --------------    ------    ------
Tax credit                                           (euro)      0.00      0.45
----------------------------------------     --------------    ------    ------
Earnings per share                                   (euro)      1.32      2.49
----------------------------------------     --------------    ------    ------
Cash flow per share                                  (euro)      4.00      5.70
----------------------------------------     --------------    ------    ------
Equity per share                                     (euro)     23.17     22.10
----------------------------------------     --------------    ------    ------

----------------------------------------     --------------    ------    ------
Year-end price*                                      (euro)     35.80     55.87
----------------------------------------     --------------    ------    ------
High for the year*                                   (euro)     57.80     55.89
----------------------------------------     --------------    ------    ------
Low for the year*                                    (euro)     24.05     38.55
----------------------------------------     --------------    ------    ------

----------------------------------------     --------------    ------    ------
Shares issued as of year end                        million    730.34    730.34
----------------------------------------     --------------    ------    ------
Shares to be issued upon
the exercise of warrants                            million       0.0       0.0
----------------------------------------     --------------    ------    ------
Share turnover on German stock exchanges            million       865       648
----------------------------------------     --------------    ------    ------
Share turnover on German stock exchanges     (euro) billion      35.6      29.4
----------------------------------------     --------------      ----      ----
Market capitalization at year end            (euro) billion      26.1      40.8
----------------------------------------     --------------    ------    ------

----------------------------------------     --------------    ------    ------
Total dividend payment                       (euro) million       657     1,022
----------------------------------------     --------------    ------    ------
Price/earnings ratio                                             27.1      22.4
----------------------------------------     --------------    ------    ------
Price/cash flow ratio                                             9.0       9.8
----------------------------------------     --------------    ------    ------
Dividend yield                                            %       2.5       3.3
----------------------------------------     --------------    ------    ------

*) Xetra closing prices
**) 2000 figures restated



2  ANNUAL REPORT 2001                                               [Bayer Logo]

Investor Information


Dividends Paid, 1991-2001
[Line/bar graph with the following data:

Year                        1991    1992     1993     1994    1995     1996     1997     1998    1999     2000     2001

Total dividend
payment ((euro)million)     428     370      377      461     541      629      710      747     949      1,022    657
Dividend
per share ((euro))          0.66    0.56     0.56     0.66    0.77     0.87     0.97     1.02    1.30     1.40     0.90]


Entire net income of the parent company to be distributed

The adverse financial effect of the Lipobay(R)/Baycol(R)withdrawal and the production problems for biological products, coupled with a considerably lower earnings contribution from our industrial business, led to a decline of 47 percent in Group net income, to (euro) 965 million. However, to achieve an appropriate dividend yield for our stockholders, the Board of Management and the Supervisory Board are proposing to distribute the entire net income of (euro) 657 million of the parent company Bayer AG, amounting to a dividend of (euro)
0.90 per share for the 2001 fiscal year. This also reflects the confidence of Bayer's management that the reorganization measures being introduced will lead to increased earnings again in the medium term.

In view of recent changes to German tax law, the dividend payment can no longer be accompanied by a corporate income tax credit. To make up for this, only half of stockholders' dividend income is now taxable.

Number of stockholders grows by about 25 percent

The result of the latest stock ownership survey as at June 1, 2001,which covered nearly 96 percent of the company's capital stock, further demonstrates the popularity of Bayer stock in Germany and around the world. Compared with 1999, the number of stockholders in Germany has gone up by 70,000 to 437,000 and the number of non-domestic stockholders by 23,000 to 59,000.

     67 percent of the capital covered by the survey is in the hands of institutional investors. Private individuals hold 24 percent. Of these people, 12 percent are Bayer employees, who between them own 2.1 percent of the stock. Allianz AG, which owns 5.7 percent of Bayer stock, remains the biggest single stockholder and the only one with a holding in excess of 5 percent. The other shares are held by industry and commerce, foundations, church institutions or welfare organizations, for example.




3  ANNUAL REPORT 2001                                               [Bayer Logo]

Investor Information


Number of Stockholders                  2001                       1999

                             Stockholders     %          Stockholders    %

Individuals                    466,586      94.1           375,550      93.3
-------------------------    ------------ ----------     ------------ ---------
Banks/insurance companies        2,091       0.4             2,276       0.6
-------------------------    ------------ ----------     ------------ ---------
Investment funds                 3,065       0.6             3,357       0.8
-------------------------    ------------ ----------     ------------ ---------
Industry and commerce            8,294       1.7             6,823       1.7
-------------------------    ------------ ----------     ------------ ---------
Other                           15,911       3.2            14,538       3.6
-------------------------    ------------ ----------     ------------ ---------
                               495,947       100           402,544       100
-------------------------------------------------------------------------------

     Some 39 percent of the stock is held outside Germany. This not only underscores the company's international alignment, it also reflects the importance of Bayer stock on the international financial markets. British and U.S. investors continue to be the largest non-domestic shareholder groups.

Listing in New York

Since January 24, 2002, Bayer AG's shares have been listed on the New York Stock Exchange, the world's largest securities market, under the symbol "BAY". This listing creates a number of new advantages and opportunities for Bayer. For example, it gives us direct access to the U.S. capital market. In addition, Bayer shares can now be used as a currency to finance possible acquisitions in the future. The listing also makes it easier for U.S. stockholders to purchase Bayer shares, which is consistent with our goal of increasing the number of shareowners in that country. What's more, the Wall Street listing gives Bayer the opportunity to initiate stock ownership programs for employees at our U.S. subsidiaries.

New corporate structure introduced

We aim to transform the Bayer Group into a management holding company with four legally independent operating units for HealthCare, CropScience, Polymers and Chemicals, as well as three service companies. The umbrella of a Bayer holding company provides optimum conditions for the strategic partnerships we seek, especially in Health Care and Chemicals. This organizational structure creates an ideal foundation for the rapid and successful integration of the Aventis CropScience agrochemicals business. In Polymers, the holding structure will allow an even closer alignment of our business with the needs of the market and our customers. The tasks of the holding company's management board will include determining overall strategy, setting performance targets, finance and capital allocation, and developing management personnel.




4  ANNUAL REPORT 2001                                               [Bayer Logo]

Investor Information

Percentages of Bayer Stock Held By Respondents to the Survey

[Pie chart with the following data:
Industry and commerce               3%
Other                               6%
Investment funds                    12%
Individuals                         24%
Banks and insurance companies       55%]


     We expect this biggest reorganization project in Bayer's history to lead to more operational flexibility, greater transparency and a sharper focus on market opportunities and customer needs.

Portfolio management accelerated

The change process at Bayer goes beyond the creation of a holding structure. For example, we have greatly stepped up portfolio management, our central instrument for sustained value creation in the enterprise. We have spent more than (euro) 13 billion over the past four years alone to strengthen core activities. Examples include the acquisitions of Chiron Diagnostics, the Lyondell polyols business, and the FLINT(R) line of fungicides from Syngenta. In the Chemicals business area, we selectively expanded our specialty chemicals business by acquiring Sybron, CSM and the paper chemicals business of Cytec. In addition, we have created a leading-edge pharmaceutical research platform through targeted investments in genomics projects. The acquisition of Aventis CropScience, which still requires the approval of the antitrust authorities, is intended to strengthen our crop protection business over the long term and make us a leading company in this sector.

     We plan to further accelerate our value-oriented alignment of the Group portfolio toward highly profitable businesses, and we will more rapidly divest parts of the company that are unable to meet our performance goals or are no longer core businesses. The most recent examples are the announced divestitures of Haarmann & Reimer, Rhein Chemie Rheinau and our interest in PolymerLatex. We will capitalize more aggressively on acquisition opportunities while ensuring such actions make economic sense.

Cost structure projects and stricter capital discipline

As a further value enhancement measure, we will fully implement the efficiency-improvement and cost-containment projects already initiated. Cost structure projects in




5  ANNUAL REPORT 2001                                               [Bayer Logo]

Investor Information


Non-Domestic                         2001          1999             2001         1999
Shareholdings
                                % of total stock in survey      % of non-domestic ownership

U.K.                                  9.7          11.2             24.9         26.5
--------------------------      ------------- -------------     ------------ ------------
U.S. A.                               8.2           8.8             21.1         20.8
--------------------------      ------------- -------------     ------------ ------------
Switzerland, Liechtenstein            7.6           7.2             19.5         17.0
--------------------------      ------------- -------------     ------------ ------------
Luxembourg                            4.0           3.9             10.3          9.2
--------------------------      ------------- -------------     ------------ ------------
Belgium                               2.3           2.2              5.9          5.2
--------------------------      ------------- -------------     ------------ ------------
Netherlands                           1.6           2.8              4.1          6.6
--------------------------      ------------- -------------     ------------ ------------
Other countries                       5.5           6.2             14.2         14.7
--------------------------      ------------- -------------     ------------ ------------
                                     38.9          42.3              100          100
-----------------------------------------------------------------------------------------


Health Care, Polymers and Chemicals will aim to achieve approximately (euro) 1.8 billion a year in efficiency improvements by 2005. We also expect to achieve several hundred million euros in synergies through the integration of Aventis CropScience. Improvements in working capital management already led to a 25 percent increase in net cash flow last year, and we plan to reduce working capital by a further (euro) 1 billion to (euro) 1.5 billion.

     By reducing capital spending to the level of depreciation, we aim to achieve further cost savings without limiting growth opportunities for investment-intensive businesses such as Polymers.

A new way of thinking

The commitment and motivation of Bayer's employees are key factors in the success of our company, and the focus on performance will become increasingly significant in the future. In the new structures, we will aim to meet our goal of steady growth in corporate value by expanding success-related and performance-based remuneration systems.

Excellent foundation for sustained value growth

Our Health Care business already occupies leadership positions in its Consumer Care, Diagnostics, Biological Products and Animal Health business groups, and our pharmaceutical research activities are among the best in the industry. The acquisition of Aventis CropScience, which is subject to the approval of the antitrust authorities, would allow us to create one of the world's largest crop protection companies. Our Polymers business is already a market leader in many areas and is well situated to expand these positions. We will continue to focus our Chemicals activities on the high-earning fine chemicals and specialties businesses.

     The planned holding structure, the continued intensification of our portfolio management, the efficiency-improvement and cost-containment initiatives and the new corporate culture in the new Bayer Group create the foundation for sustained growth in the value of our company. The course is set for a successful future.







6  ANNUAL REPORT 2001                                               [Bayer Logo]

Management Report 2001                                          Overall Contents
                                                                Financial Report

[PHOTO]
Bayer's plastic Baytron(R) P - a transparent, conductive polymer - is used as an intermediate layer in innovative organic light-emitting diodes. It extends their service life, increases their luminosity and reduces their power requirement.

TABLE OF CONTENTS

Economic Environment
--------------------------------------------------------------------------------
Performance by Region
--------------------------------------------------------------------------------
Performance by Business Area
--------------------------------------------------------------------------------
Financial Condition
--------------------------------------------------------------------------------
Value Added
--------------------------------------------------------------------------------
Proposal for Distribution of the Profit
--------------------------------------------------------------------------------
Employees
--------------------------------------------------------------------------------
Capital Expenditures
--------------------------------------------------------------------------------
Capital Expenditure Projects
--------------------------------------------------------------------------------
Acquisitions
--------------------------------------------------------------------------------
Procurement
--------------------------------------------------------------------------------
Research and Development
--------------------------------------------------------------------------------
Risk Management
--------------------------------------------------------------------------------
Subsequent Events
--------------------------------------------------------------------------------
Strategy
--------------------------------------------------------------------------------
Outlook
--------------------------------------------------------------------------------



BAYER ANNUAL REPORT 2001                                            [Bayer Logo]

Management Report
- Table of Contents


Gratifying improvement in
operating cash flow

Sales and earnings hampered
by setbacks in pharmaceuticals and
by continuing economic weakness

In 2001 we faced major challenges. The weak economic environment had a negative effect on the performance of our Polymers and Chemicals business areas. Cautious optimism in the spring regarding a gradual economic recovery proved to be unwarranted. The Health Care business area was hit with the market withdrawal of our Lipobay(R)/Baycol(R) blockbuster and production problems for our genetically engineered Factor VIII product Kogenate(R).




2  BAYER ANNUAL REPORT 2001                                         [Bayer Logo]

Management Report
- Table of Contents


Change in Sales

Reported                                                               -2%
Continuing operations                                                  +1%

Volumes                                                                -3%
Prices                                                                 +1%
Exchange rates                                                          0%
Portfolio changes                                                      +3%


Sales From Continuing Operations

[bar chart with the following data:
(euro) millions

                        1999            2000            2001
Foreign sales           7,265           8,136           8,116
Domestic sales         16,307          20,479          20,822]


Despite these problems, sales from continuing operations rose by 1 percent to
(euro) 28.9 billion, with the Lipobay(R)/Baycol(R) withdrawal alone depressing projected sales by (euro) 0.7 billion. Three percentage points of the (euro) 0.3 billion growth in sales were due to portfolio changes and 1 point to price increases.

     The operating result before exceptional items decreased by 42 percent to
(euro) 1.9 billion. This significant decline was due partly to the unfavorable economic situation and partly to the adverse factors in our Health Care business area, which diminished earnings by (euro) 0.6 billion. If this one-time effect is disregarded, the operating result declined by 23 percent to (euro) 2.5 billion.

     Of the (euro) 0.6 billion in exceptional items, the Health Care business area accounted for (euro) 0.4 billion - due almost exclusively to the Lipobay(R)/Baycol(R) market withdrawal - while spending for restructuring and site consolidation accounted for (euro) 0.2 billion. The operating result after exceptionals thus fell by 59 percent to (euro) 1.2 billion.

     The discontinuing operations are the Haarmann & Reimer and Fibers business groups, which we plan to divest, and EC Erdolchemie, our interest in which was already sold in 2001.

     Group sales including discontinuing operations dipped by 2 percent to
(euro) 30.3 billion, and the operating result dropped by 51 percent to (euro)
1.6 billion.

     The Bayer Group has introduced extensive programs designed to improve earnings. We expect that these programs will boost operating profit by (euro)
0.5 billion in 2002 and lead to annual savings of (euro) 1.8 billion by 2005.

     The Group-wide project to reduce working capital has already borne fruit, resulting in a 25 percent improvement in net cash flow.





3  BAYER ANNUAL REPORT 2001                                         [Bayer Logo]

Management Report
- Table of Contents

Operating Result From Continuing Operations
Before Exceptionals

[bar chart with the following data:
(euro) million
1999    2,703
2000    3,209
2001    1,855]


Economic Environment

Overall economic situation

In 2001 the global economy was heavily affected by weakness in North America, with the United States in recession since the spring. This further hampered the business climate in Japan, which has been muted for a number of years. The downturn spread faster than expected to Southeast Asia, and then to Canada, Mexico and ultimately Western Europe.

     Although early indicators in the summer of 2001 had pointed to an economic upswing, the terrorist attacks in the United States shook investor and consumer confidence to such an extent that the expected recovery did not materialize.

     The economic situation in Germany deteriorated considerably in the second half of 2001, with manufacturing and construction the most affected sectors.

Economic situation by industry sector

The pharmaceuticals market was not affected by the general economic weakness in 2001. Both North America, where substantial price increases were implemented in the market despite public debate, and Europe contributed to the positive overall picture with mostly double-digit growth rates.

     The market for crop protection products was characterized by stagnating demand and strong pressure on prices. The BSE and foot-and-mouth crises adversely affected the animal health market.

     The automotive, electronics and construction sectors, which are key customers of our Polymers business area, have in some cases drastically scaled back production and reduced inventories. Prices declined sharply in all regions, further increasing the pressure on margins.

     The economy of the chemicals sector also weakened considerably compared with the previous year in all major foreign markets and downstream industries. The market environment is characterized by excess capacities and the increasing commoditization of many products.





4  BAYER ANNUAL REPORT 2001                                         [Bayer Logo]

Management Report
- Table of Contents


Performance By Region

[Bar graph with the following data:

(euro) million
                                                           Operating     Gross
                                                Sales       Result*    Cash flow
--------------------------------------------------------------------------------
Europe                                          12,999       1,707       2,037
--------------------------------------------------------------------------------
North America                                    9,806          23         632
--------------------------------------------------------------------------------
Asia/Pacific                                     3,817         241         312
--------------------------------------------------------------------------------
Latin America/Africa/Middle East                 2,316         219         225
--------------------------------------------------------------------------------
*  before exceptionals


Performance by Region

Europe

(euro)million                                     2001        2000       Change
--------------------------------------------------------------------------------
Sales                                            12,999      12,916      + 0.6%
--------------------------------------------------------------------------------
Operating result before exceptional items         1,707       2,216     - 23.0%
--------------------------------------------------------------------------------
Return on sales before exceptional items          13.1%       17.2%       - 4.1
--------------------------------------------------------------------------------
Gross cash flow                                   2,037       2,096      - 2.8%
--------------------------------------------------------------------------------
CFROI                                             12.5%       15.2%       - 2.7
--------------------------------------------------------------------------------

Sales of our European companies rose by 1 percent to (euro) 13.0 billion. By contrast, the operating result before exceptionals dropped by (euro) 509 million to (euro) 1.7 billion and the gross cash flow decreased by (euro) 59 million to
(euro) 2.0 billion. The return on sales declined by 4 percentage points to 13 percent, while the cash flow return on investment (CFROI) was down 3 percentage points to 12 percent. However, both figures exceed the Group averages of 6 and 8 percent, respectively. Earnings were also impaired by (euro) 0.3 billion in exceptional charges.

North America

(euro)million                                    2001        2000        Change
--------------------------------------------------------------------------------
Sales                                             9,806       9,699       + 1.1%
--------------------------------------------------------------------------------
Operating result before exceptional items            23         729      - 96.8%
--------------------------------------------------------------------------------
Return on sales before exceptional items           0.2%        7.5%       - 7.3
--------------------------------------------------------------------------------
Gross cash flow                                     632       1,521      - 58.4%
--------------------------------------------------------------------------------
CFROI                                              4.7%       12.2%       - 7.5
--------------------------------------------------------------------------------

The increase in sales of our North American companies to (euro) 9.8 billion was due to the Lyondell polyols acquisition. Operating profit before exceptionals fell 97 percent to (euro) 23 million, while the gross cash flow receded by 58 percent to (euro) 0.6 billion, due mainly to a cyclical drop in demand and the production problems for our biological products. The Baycol(R) withdrawal and restructuring measures, particularly in Polymers, gave rise to (euro) 0.3 billion in exceptional charges.




5  BAYER ANNUAL REPORT 2001                                         [Bayer Logo]

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Management Report
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Asia/Pacific


(euro)million                                   2001        2000        Change
--------------------------------------------------------------------------------
Sales                                           3,817       3,761       + 1.5%
--------------------------------------------------------------------------------
Operating result before exceptional items         241         404      - 40.3%
--------------------------------------------------------------------------------
Return on sales before exceptional items         6.3%       10.7%        - 4.4
--------------------------------------------------------------------------------
Gross cash flow                                   312         357      - 12.6%
--------------------------------------------------------------------------------
CFROI                                           11.3%       14.3%        - 3.0
--------------------------------------------------------------------------------

Sales of our companies in the Asia/Pacific region edged up 1 percent to (euro)
3.8 billion. Adverse shifts in exchange rates had a 6 percent negative effect. The operating result fell by 40 percent to (euro) 0.2 billion, and the gross cash flow declined by 13 percent to (euro) 0.3 billion, causing the return on sales and CFROI to drop to 6 and 11 percent, respectively.

Latin America/Africa/Middle East


(euro)million                                   2001        2000        Change
--------------------------------------------------------------------------------
Sales                                           2,316       2,239       + 3.4%
--------------------------------------------------------------------------------
Operating result before exceptional items         219         213       + 2.8%
--------------------------------------------------------------------------------
Return on sales before exceptional items         9.5%        9.5%          + 0
--------------------------------------------------------------------------------
Gross cash flow                                   225         228       - 1.3%
--------------------------------------------------------------------------------
CFROI                                           14.5%       16.4%        - 1.9
--------------------------------------------------------------------------------

We expanded sales in the Latin America/Africa/Middle East region; sales and operating profit each rose by 3 percent, and the return on sales was 9 percent. The gross cash flow dipped by 1 percent to (euro) 0.2 billion, and the CFROI was down by 2 percentage points to 14 percent.



6  BAYER ANNUAL REPORT 2001                                         [Bayer Logo]

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Management Report
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Performance by Business Area

(euro) million
                                                           Operating     Gross
                                               Sales        Result*    Cash flow
--------------------------------------------------------------------------------
Health Care                                     9,833         771         763
--------------------------------------------------------------------------------
Agriculture                                     3,696         625         713
--------------------------------------------------------------------------------
Polymers                                       10,788         434       1,201
--------------------------------------------------------------------------------
Chemicals                                       3,749         271         379
--------------------------------------------------------------------------------
*  before exceptionals



Performance by Business Area

We have pooled the business activities of our 14 business groups in the Health Care, Agriculture, Polymers and Chemicals business areas according to strategic aspects. In Health Care, we turned the Biological Products business unit into an independent business group with effect from January 1, 2002 because it is governed by different success factors and market structures.

Business Area        Business Groups
--------------------------------------------------------------------------------
Health Care          Pharmaceuticals; Biological Products; Consumer Care;
                     Diagnostics
--------------------------------------------------------------------------------
Agriculture          Crop Protection; Animal Health
--------------------------------------------------------------------------------
Polymers             Plastics; Rubber; Polyurethanes;
                     Coatings and Colorants
--------------------------------------------------------------------------------
Chemicals            Basic and Fine Chemicals; Specialty Products; H.C. Starck;
                     Wolff Walsrode
--------------------------------------------------------------------------------

The Chemicals business area no longer includes the EC Erdolchemie or Haarmann & Reimer business groups, and Polymers no longer includes Fibers, because these activities have been classified as discontinuing operations. Our 50 percent interest in EC Erdolchemie was sold to Deutsche BP with effect from May 1, 2001.

     The four business areas generated total sales of (euro) 28.1 billion, achieving operating profit before exceptional items of (euro) 2.1 billion and a gross cash flow of (euro) 3.1 billion. Health Care had the highest operating result in absolute terms, while Polymers contributed the largest share of Group sales and gross cash flow. Agriculture remained the business area with the highest return on sales.




7  BAYER ANNUAL REPORT 2001                                         [Bayer Logo]

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Health Care

(euro) million                                         2001      2000     Change
-----------------------------------------             -----    ------      -----
Sales                                                 9,833    10,028      -1.9%
-----------------------------------------             -----    ------      -----
Operating result before exceptional items               771     1,476     -47.8%
-----------------------------------------             -----    ------      -----
Return on sales before exceptional items               7.8%     14.7%       -6.9
-----------------------------------------             -----    ------      -----
Gross cash flow                                         763     1,419     -46.2%
-----------------------------------------             -----    ------      -----
CFROI                                                  8.2%     16.7%       -8.5
--------------------------------------------------------------------------------


Health Care

The Health Care business area achieved sales of (euro) 9.8 billion and an operating result and gross cash flow of (euro) 0.8 billion each. The return on sales and CFROI each declined to 8 percent, due largely to the problems with biological products and the market withdrawal of Lipobay(R)/Baycol(R). This event and selective restructuring measures led to exceptional charges of (euro)
0.4 billion in addition. Disregarding one-time effects and exceptional items, the operating result was down 7 percent to (euro) 1.4 billion.

Further extensive programs were introduced to enhance profitability in the Health Care business area, and we expect to achieve total savings of (euro) 550 million in the Pharmaceuticals Business Group alone. Consumer Care also plans to improve the efficiency of marketing and administration. The steps taken to improve earnings in the Diagnostics Business Group are already showing initial success.


Sales in (euro) million                    2001            2000          Change
--------------------------------------------------------------------------------
Pharmaceuticals                           4,784           4,930         - 3.0%
--------------------------------------------------------------------------------

Sales of the Pharmaceuticals Business Group dipped by (euro) 0.1 billion, or 3 percent, to (euro) 4.8 billion. The global market withdrawal of our cholesterol-lowering drug Lipobay(R)/Baycol(R) alone diminished sales by (euro)
0.3 billion. Without this effect, sales were up by 3 percent compared to the previous year.

     The antibiotic Ciprobay(R)/Cipro(R) registered increased demand in the fourth quarter, particularly in the United States, due to its approval for treating anthrax, and worldwide sales of the product advanced by 10 percent to
(euro) 2.0 billion. Our cardiovascular drug Adalat(R) performed well in the market with sales of (euro) 1.0 billion, despite intensified competition from generic products. Sales of our respiratory antibiotic Avalox(R)/Avelox(R) climbed by 37 percent.



8  BAYER ANNUAL REPORT 2001                                         [Bayer Logo]

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Management Report
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Best-Selling Bayer Health Care Products


(euro)million                                                            Change
---------------------------------------------              -----         ------
Ciprobay(R)/Cipro(R)                                       1,964          + 10%
---------------------------------------------              -----         ------
Adalat(R)                                                    975          - 16%
---------------------------------------------              -----         ------
Aspirin(R)                                                   723           + 2%
---------------------------------------------              -----         ------
Glucometer(R)Elite                                           492           + 4%
---------------------------------------------              -----         ------
Baygon(R)                                                    372             0%
---------------------------------------------              -----         ------
Gamimune(R)N                                                 343           - 2%
---------------------------------------------              -----         ------
Glucobay(R)                                                  312             0%
---------------------------------------------              -----         ------
ADVIA(R)Centaur System                                       259          + 46%
---------------------------------------------              -----         ------
Kogenate(R)                                                  250          - 49%
---------------------------------------------              -----         ------
Canesten(R)/Mycelex(R)/Bayclear(R)                           206           + 5%
--------------------------------------------------------------------------------


     In its new drug (proposed trade name: Nuviva(R)) to treat erectile dysfunction, the Pharmaceuticals Business Group has a potential new growth driver. The drug has already been submitted for registration in the United States, Mexico, Japan and Europe, and we expect to launch the product in the U.S. and Mexico in the second half of 2002. A worldwide co-promotion agreement has been signed with GlaxoSmithKline plc.

     The United States Food and Drug Administration (FDA) has approved the new intravenous presentation of our antibiotic Avalox(R)/Avelox(R) for the treatment of community-acquired pneumonia.

     We signed a cooperation agreement in the field of post-genomics with the Italian biotech company Axxam S.r.l. concerning the development of technology platforms for drug discovery. In addition, the extremely successful research alliance with U.S. -based Millennium Pharmaceuticals has been expanded to include the identification of innovative substances to treat thrombosis, urinary incontinence and benign prostatic hypertrophy. To further expand our research platform, we have signed an agreement to cooperate with the U.S. biotech company CuraGen in the fields of metabolic diseases and genomics technology. We also plan to sell various generics companies to sharpen the focus on our core activities.


Sales in (euro) million                      2001           2000         Change
--------------------------------------------------------------------------------
Biological Products                           945          1,210        - 21.9%
--------------------------------------------------------------------------------

Sales of the Biological Products Business Group dropped by 22 percent, due mainly to the production problems for Kogenate(R). The business group is optimizing processes to counter these problems. We anticipate considerable growth in output and operating profit in 2002.




9  BAYER ANNUAL REPORT 2001                                         [Bayer Logo]

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Management Report
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Agriculture

(euro)million                                  2001          2000         Change
Sales                                          3,696        3,455         + 7.0%
----------------------------------------------------        -----         ------
Operating result before exceptional items        625          558        + 12.0%
----------------------------------------------------        -----         ------
Return on sales before exceptional items       16.9%        16.2%          + 0.7
----------------------------------------------------        -----         ------
Gross cash flow                                  713          557        + 28.0%
----------------------------------------------------        -----         ------
CFROI                                          15.3%        15.3%              0
--------------------------------------------------------------------------------


Sales in (euro) million                   2001             2000           Change
--------------------------------------------------------------------------------
Consumer Care                             2,095            1,923          + 8.9%
--------------------------------------------------------------------------------

Consumer Care grew faster than the market, with sales moving up by 9 percent. This was due above all to the good business trend in North America, where Alka-Seltzer Plus(R), following a successful relaunch, and Aleve(R) Cold & Sinus achieved particularly high growth rates. Further highlights included strong growth in sales of our Baygon(R) household insecticide in Indonesia and the continuing successful expansion of our business activities in China.

     This business group will aim to nearly triple production capacities for non-prescription drugs at its site in Lerma, Mexico, by the beginning of 2003, giving the Consumer Care Business Group another world-scale production site in addition to the solids plant at Bitterfeld, Germany. This decision takes account of favorable conditions in Mexico and its close proximity to the United States, the world's largest OTC market.


Sales in (euro )million                   2001           2000          Change
-------------------------------------------------------------------------------
Diagnostics                               2,009          1,965         + 2.2%
-------------------------------------------------------------------------------

Sales of the Diagnostics Business Group moved ahead by 2 percent year on year to
(euro) 2.0 billion, primarily as a result of growth in our nucleic acid diagnostics activities.

     Diagnostics has acquired development, manufacturing and marketing rights for products to detect hepatitis C and HIV antibodies, giving the business group a comprehensive product range with a view to improving its performance. Bayer also signed a co-marketing agreement with U.S.-based Cholestech Corporation for products to treat diabetes and cardiovascular disease.




10  BAYER ANNUAL REPORT 2001                                        [Bayer Logo]

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Best-Selling Bayer Crop Protection and Animal Health Products

(euro)million                                                       Change
------------------------------------------             ---          ------
Confidor(R)/Gaucho(R)/Admire(R)/Provado(R)             608            + 5%
------------------------------------------             ---          ------
Folicur(R)/Raxil(R)                                    272            + 5%
------------------------------------------             ---          ------
Advantage(R)                                           211            + 5%
------------------------------------------             ---          ------
Baytril(R)                                             187           + 10%
------------------------------------------             ---          ------
FLINT(R)                                                97
------------------------------------------             ---          ------
Sencor(R)                                               92            + 2%
------------------------------------------             ---          ------
Drontal(R)/Drontal Plus(R)/Droncit(R)                   88           + 11%
------------------------------------------             ---          ------
Flufenacet                                              70           + 11%
------------------------------------------             ---          ------
Tamaron(R)                                              65            - 4%
------------------------------------------             ---          ------
Goltix(R)                                               63           - 14%
--------------------------------------------------------------------------------


Agriculture

Sales of the Agriculture business area grew by 7 percent to (euro) 3.7 billion, thanks largely to the performance of the Crop Protection Business Group, which grew faster than the market. The operating result improved by 12 percent to
(euro) 0.6 billion, while the return on sales moved up by 1 percentage point to 17 percent. The gross cash flow climbed by a very gratifying 28 percent.

Sales in (euro) million                   2001           2000         Change
--------------------------------------------------------------------------------
Crop Protection                          2,708          2,456        + 10.3%
--------------------------------------------------------------------------------

The Crop Protection Business Group boosted sales by 10 percent to (euro) 2.7 billion, with 6 percentage points of this increase coming from the acquisitions of the FLINT(R) line of fungicides and the corn herbicide MIKADO(R). The Garden/Professional Care business unit registered robust growth in North America, while the Insecticides unit grew strongly in India and Brazil. We signed a five-year extension of the research alliance with Paradigm Genetics Inc., United States, for the discovery of innovative herbicide targets.

     The (euro) 7.25 billion acquisition of Aventis CropScience (ACS), including the assumption of debt, would give Bayer a leadership position in the crop protection market. The examination by the antitrust authorities is expected to be completed by the end of the first quarter of 2002.

Sales in (euro) million                       2001          2000        Change
--------------------------------------------------------------------------------
Animal Health                                  988           999        - 1.1%
--------------------------------------------------------------------------------

Sales of the Animal Health Business Group dipped by 1 percent to (euro) 1.0 billion, due mostly to the divestiture of the U.S. biological products business. The BSE crises in Europe and Japan and the foot-and-mouth crises in Europe and Latin America also had a negative effect on sales. The parasiticide Advantage(R) achieved a gratifying boost in sales in North America and Japan.




11  BAYER ANNUAL REPORT 2001                                        [Bayer Logo]

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Polymers


(euro)million                                     2001         2000       Change
------------------------------------------------------       ------      -------
Sales                                           10,788       10,892       - 1.0%
------------------------------------------------------       ------      -------
Operating result before exceptional items          434        1,078      - 59.7%
------------------------------------------------------       ------      -------
Return on sales before exceptional items          4.0%         9.9%        - 5.9
------------------------------------------------------       ------      -------
Gross cash flow                                  1,201        1,556      - 22.8%
------------------------------------------------------       ------      -------
CFROI                                             8.1%        11.7%        - 3.6
--------------------------------------------------------------------------------


Polymers

Sales of the Polymers business area declined by 1 percent to (euro) 10.8 billion, while the operating result dropped by 60 percent to (euro) 0.4 billion. This sharp decrease in operating profit was due mainly to much lower margins. Polymers has been particularly affected by global economic weakness. All important customer industries have scaled back production and are reducing inventories, while excess capacities are eroding prices in several areas. Against this background, the operating margin and CFROI fell by 6 and 4 percentage points, respectively.

     With a view to sustained performance enhancement, the business groups have introduced extensive cost-containment projects that in 2002 should already lead to savings of at least (euro) 300 million.

Sales in (euro) million                  2001           2000            Change
--------------------------------------------------------------------------------
Plastics                                3,374          3,520            - 4.1%
--------------------------------------------------------------------------------

Sales of the Plastics Business Group dropped by 4 percent to (euro) 3.4 billion. This was due largely to a sharp decline in volumes in Europe and North America and to increasing pressure on prices in Europe and Asia.

     The business group has signed several co-branding agreements for brand positioning of Makrolon(R) high-performance polycarbonate. To strengthen Bayer's competitive position with this product, the company has formed a joint venture with Shanghai Chlor Alkali Chemicals Co. Ltd. to build a new production facility in Caojing, China.

     This site will produce Makrolon(R), its precursor bisphenol A and the polycarbonate/acrylonitrile-butadiene styrene (ABS) blend Bayblend(R) for the Asian market. The investment volume for this production facility will amount to
(euro) 500 million.


12  BAYER ANNUAL REPORT 2001                                        [Bayer Logo]

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Sales in (euro) million                    2001            2000          Change
--------------------------------------------------------------------------------
Rubber                                    2,207           2,296         - 3.9%
--------------------------------------------------------------------------------

Sales of the Rubber Business Group decreased by 4 percent to (euro) 2.2 billion as a result of the disappointing business trend in North America and Asia.

     As part of our portfolio-streamlining strategy, we plan to divest subsidiary Rhein Chemie Rheinau GmbH, Mannheim, and our 50 percent interest in PolymerLatex GmbH & Co. KG of Marl, Germany.

Sales in (euro) million                    2001            2000          Change
--------------------------------------------------------------------------------
Polyurethanes                             3,193           3,130         + 2.0%
--------------------------------------------------------------------------------

The Polyurethanes Business Group had sales of (euro) 3.2 billion, with the acquisition of Lyondell Chemical Company's polyols business accounting for
(euro) 0.2 billion of this figure. Nearly all product groups faced stiff competition and the resulting pressure on margins.

     To improve supply chain efficiency, the business group has brought together its European structures for logistics, marketing and planning within the subsidiary Bayer Polyurethane Business Service Center GmbH & Co. KG. Extensive site consolidation is also planned.

Sales in (euro) million                      2001          2000          Change
--------------------------------------------------------------------------------
Coatings and Colorants                      2,014         1,946         + 3.5%
--------------------------------------------------------------------------------

The Coatings and Colorants Business Group expanded sales by 3 percent to (euro)
2.0 billion through the acquisition of Sybron Chemicals Inc.

     Sales were below expectations particularly in North America, and also in Europe in the second half of the year.




13  BAYER ANNUAL REPORT 2001                                        [Bayer Logo]

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Chemicals

(euro)million                                   2001       2000        Change
----------------------------------------------------      -----       -------
Sales                                          3,749      3,410        + 9.9%
----------------------------------------------------      -----       -------
Operating result before exceptional items        271        370       - 26.8%
----------------------------------------------------      -----       -------
Return on sales before exceptional items        7.2%      10.9%         - 3.7
----------------------------------------------------      -----       -------
Gross cash flow                                  379        497       - 23.7%
----------------------------------------------------      -----       -------
CFROI                                           7.7%      11.0%         - 3.3
--------------------------------------------------------------------------------


Chemicals

The Chemicals business area grew sales by 10 percent to (euro) 3.7 billion, chiefly as a result of acquisitions. Adverse cyclical effects and substantial write-downs of tantalum inventories at H.C. Starck diminished the operating result by 27 percent and the gross cash flow by 24 percent. In consequence, the return on sales fell to 7 percent, and the CFROI to 8 percent.

     The Chemicals business area intends to improve its performance through more active portfolio management and cost-containment programs. The Basic and Fine Chemicals and Specialty Products business groups anticipate considerable savings already in 2002, with at least a (euro) 200 million cut in annual costs by 2005.


Sales in (euro) million                     2001          2000        Change
--------------------------------------------------------------------------------
Basic and Fine Chemicals                   1,025         1,006        + 1.9%
--------------------------------------------------------------------------------

Sales of the Basic and Fine Chemicals Business Group advanced by 2 percent, with the Inorganic Basic Chemicals business unit performing particularly well. In the Fine Chemicals unit, there are strong indications of above-average growth in the exclusive synthesis market for the agrochemical and pharmaceutical industries.

     The H-acid production facility at Brunsbuttel, Germany, was sold to Rutgers Elbechemie GmbH with effect from April 1, 2001, while ChemDesign Corporation of the United States was divested to U.S.-based Chestnut Acquisition Corporation effective November 30, 2001.


Sales in (euro) million                    2001          2000         Change
--------------------------------------------------------------------------------
Specialty Products                        1,469         1,312        + 12.0%
--------------------------------------------------------------------------------

Sales of the Specialty Products Business Group rose by 12 percent, with the acquisitions of Sybron Chemicals Inc. and the paper chemicals business of Cytec Industries Inc. adding 16 percentage points. The Ion Exchange Resins and Water Chemicals business unit achieved good growth.



14  BAYER ANNUAL REPORT 2001                                        [Bayer Logo]

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Sales in (euro) million                      2001          2000         Change
--------------------------------------------------------------------------------
H.C. Starck                                   811           665        + 22.0%
--------------------------------------------------------------------------------

H.C. Starck increased its sales by 22 percent to (euro) 0.8 billion through acquisitions. Significant consolidation in the electronics market depressed sales of the Electronics and Optics business unit. Sales in the other business units remained steady year on year.

Sales in (euro) million                    2001           2000         Change
--------------------------------------------------------------------------------
Wolff Walsrode                              444            427         + 4.0%
--------------------------------------------------------------------------------

Sales of Wolff Walsrode moved up by 4 percent to (euro) 0.4 billion. Lower demand in Western Europe was more than offset by further market share increases in the United States, Latin America and eastern Europe. Here the high growth rates of the methylcellulose business were particularly gratifying.

     Effective June 1, 2001, Covexx Films Walsrode was sold to Wipak, part of the Wihuri group of Finland.



15  BAYER ANNUAL REPORT 2001                                        [Bayer Logo]

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- Table of Contents

Bayer Group Summary Cash Flow Statements

(euro)million                                                 2001       2000*
------------------------------------------------------------------     -------
Gross operating cash flow                                    2,923       4,164
------------------------------------------------------------------     -------
Changes in working capital                                     936      (1,073)
------------------------------------------------------------------     -------
Net cash provided by operating activities                    3,859       3,091
------------------------------------------------------------------     -------
of which discontinuing operations                              159         302
------------------------------------------------------------------     -------
Net cash used in investing activities                       (2,132)     (6,189)
------------------------------------------------------------------     -------
of which discontinuing operations                              295        (298)
------------------------------------------------------------------     -------
Net cash provided by (used in) financing activities         (1,549)        772
------------------------------------------------------------------     -------
of which discontinuing operations                               36          11
------------------------------------------------------------------     -------
Change in cash and cash equivalents                            178      (2,326)
------------------------------------------------------------------     -------
Cash and cash equivalents at beginning of year                 491       2,812
------------------------------------------------------------------     -------
Change due to exchange rate movements and to changes
in scope of consolidation                                       50           5
------------------------------------------------------------------     -------
Cash and cash equivalents at end of year                       719         491
--------------------------------------------------------------------------------
*2000 figures restated


Financial Condition

As a globally operating company, we prepare our financial statements according to the rules issued by the International Accounting Standards Board, London.

     This provides our stockholders and all other interested parties with a reliable, internationally comparable basis for evaluating our company and its financial performance. It also serves as the foundation for our value-based corporate controlling, in which the central profitability indicator is the cash flow return on investment (CFROI).

Liquidity and capital resources

Our internal financing capability is measured by the gross cash flow (GCF). Our yardstick of performance is the cash value added (CVA). This is the difference between the GCF and the GCF hurdle which, in turn, is computed from the capital invested, the cost of capital and the strategic useful life of the assets. The capital invested is the gross carrying amount of the assets, less interest-free liabilities.

     The (euro) 2.8 billion gross cash flow from continuing operations in 2001 amounted to 90 percent of the hurdle for the year, which was (euro) 3.1 billion.

(euro)million (continuing operations)                     2001           2000*
--------------------------------------------------------------------------------
Gross cash flow                                           2,826          3,847
--------------------------------------------------------------------------------
CVA                                                       - 298          1,105
--------------------------------------------------------------------------------
CFROI                                                      8.3%          12.6%
--------------------------------------------------------------------------------
Average capital invested                                 34,064         30,646
--------------------------------------------------------------------------------
*2000 figures restated


The profitability of the enterprise and of the individual business groups is measured by the cash flow return on investment (CFROI), which is the gross cash flow divided by the average capital invested. The 2001 fiscal year saw considerable growth in the capital invested, mainly because of acquisitions in the crop protection business.

     The decline in the gross cash flow, combined with the increase in the capital invested, caused the CFROI to drop by 4 percentage points to 8 percent.





16  BAYER ANNUAL REPORT 2001                                        [Bayer Logo]

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Bayer Group Summary Income Statement

(euro)million                                       2001          Change
                                                                     in%
---------------------------------                 ------          ------
Net sales                                         30,275           - 2.2
---------------------------------                 ------          ------
Operating result                                   1,611          - 51.0
---------------------------------                 ------          ------
of which discontinuing operations                    369          + 65.5
---------------------------------                 ------          ------
Non-operating result                                (496)         - 67.0
---------------------------------                 ------          ------
Income before income taxes                         1,115          - 62.7
---------------------------------                 ------          ------
Net income                                           965          - 46.9
--------------------------------------------------------------------------------


     The cash flow statement shows the cash inflows and outflows from operating, investing and financing activities. Despite the decrease in the gross cash flow, we improved the net operating cash flow by (euro) 0.8 billion, or 25 percent, to
(euro) 3.9 billion through a (euro) 0.9 billion reduction in working capital.

     The cash outflow for investing activities amounted to (euro) 2.1 billion. Net disbursements of (euro) 2.1 billion for intangible assets, property, plant and equipment and (euro) 0.5 billion for acquisitions were partly offset by a total of (euro) 0.5 billion in cash receipts from interest, marketable securities and investments.

     The cash outflow of (euro) 1.5 billion for financing activities resulted from the dividend of (euro) 1.0 billion and (euro) 0.5 billion in interest payments.

     Cash and cash equivalents showed a total year-on-year increase of (euro)
0.2 billion, to (euro) 0.7 billion. Including marketable securities and other instruments, liquid assets of (euro) 0.8 billion are shown in the balance sheet.

Earnings performance

On sales (including discontinuing operations) of (euro) 30.3 billion, the Group recorded an operating result of (euro) 1.6 billion, giving a return on sales of 5 percent.

     In continuing operations, sales increased by 1 percent, and the operating result before exceptional items dropped by (euro) 1.4 billion, or 42 percent, to
(euro) 1.9 billion. The return on sales was 6 percent.

     Exceptional charges totaled (euro) 613 million, compared with a net figure of (euro) 145 million for the previous year. Of the amount for 2001, the Health Care business area accounted for (euro) 379 million, Polymers for (euro) 150 million, Chemicals for (euro) 68 million and corporate costs for (euro) 16 million.

     The operating result after exceptional items fell by (euro) 1.8 billion, or 59 percent, to (euro) 1.2 billion.

     Of the operating result from discontinuing operations, Haarmann & Reimer accounted for (euro) 73 million, Fibers for minus (euro) 37 million, EC Erdolchemie for (euro) 17 million (January to April) and the gain from the sale of the interest in EC Erdolchemie for (euro) 0.3 billion.



17  BAYER ANNUAL REPORT 2001                                        [Bayer Logo]

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Earnings [euro (billion)]

[Bar graph with the following data]

                                                      Income after
                                Income taxes             taxes

           1997                    1.1                    1.5
           1998                    1.1                    1.6
           1999                    0.8                    2.0
           2000                    1.2                    1.8
           2001                    0.2                    1.0

     The non-operating result declined by (euro) 199 million to minus (euro) 496 million. The previous year's figure included (euro) 207 million in gains from the sale of the interests in Myriad Genetics and Schein Pharmaceuticals. While net interest expense rose by (euro) 38 million to (euro) 349 million, a net exchange gain of (euro) 49 million was recorded, compared with a net exchange loss of (euro) 1 million in the previous year.

     Income before income taxes fell by 63 percent to (euro) 1.1 billion. Income tax expense was down by (euro) 1.0 billion to (euro) 0.2 billion, due to the lower earnings and to tax-free income. The effective tax rate for the Group was 14 percent, or 34 percent calculated on taxable income.

     Group net income fell by 47 percent to (euro) 1.0 billion.


The Group's profitability ratios were as follows:

                                                                                      2001       2000

Cost of goods sold (%)                              Cost of goods sold                57.2       52.7
                                         ----------------------------------------
                                                        Net sales

R&D expenses (%)                                       R&D expenses                    8.6        8.1
                                         ----------------------------------------
                                                        Net sales

Return on sales before exceptional       Operating result before exception items       6.4       11.2
items (%)                                ----------------------------------------
                                                        Net sales

Return on stockholders' equity (%)                  Income after taxes                 5.8       11.8
                                         ----------------------------------------
                                               Average stockholders' equity

Return on assets (%)                     Income before taxes and interest expense      4.3       10.2
                                         ----------------------------------------
                                                   Average total assets



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(euro) billion          Balance Sheet Structure


                                             Assets
                                 2001                    2000
                                  37                      36

       Noncurrent assets          59%                     56%
       Inventories                16%                     17%
       Receivables                23%                     25%
       Liquid assets               2%                      2%


                                    Stockholders' equity
                                       and liabilities
                                  2000                   2001
                                   36                     37

       Stockholders' equity        45%                    46%
       Pension provisions          12%                    12%
       Other provisions             8%                     7%
       Financial obligations       18%                    20%
       Remaining liabilities       17%                    15%



Asset and capital structure

Total assets increased compared with the end of 2000 by (euro) 0.6 billion, to
(euro) 37.0 billion. Changes in the individual items were as follows:

     Noncurrent assets grew by (euro) 1.4 billion compared with December 31, 2000. Acquisitions led to an increase of (euro) 0.2 billion in intangible assets, to (euro) 5.0 billion.

     Property, plant and equipment also increased by (euro) 0.2 billion. While capital expenditures amounted to (euro) 2.2 billion, depreciation was (euro) 1.8 billion, and retirements and translation losses totaled (euro) 0.2 billion. Investments showed an increase of (euro) 1.0 billion, comprising (euro) 0.6 billion from the fair value measurement of securities, (euro) 0.2 billion from the at-equity valuation of the DyStar Group and (euro) 0.2 billion from acquisitions.

     Current assets -including deferred taxes and deferred charges -declined by
(euro) 0.8 billion, or 5 percent. Liquid assets rose by (euro) 0.1 billion. The total of inventories and receivables decreased by (euro) 0.9 billion, with inventories down 5 percent and trade accounts receivable down 13 percent.

     Stockholders' equity grew by (euro) 0.8 billion to (euro) 16.9 billion. This included (euro) 965 million added out of Group net income, while the dividend payment for 2000 amounted to (euro) 1,022 million. Changes in stockholders' equity not recognized in income amounted to (euro) 839 million, comprising (euro) 294 million in exchange differences and (euro) 545 million resulting from the revaluation of financial instruments. The equity-to-assets ratio was 46 percent.

     Liabilities declined by (euro) 0.1 billion to (euro) 20.0 billion. Financial obligations increased by (euro) 0.7 billion due to further utilization of the commercial paper program, whereas the remaining liabilities were lower by
(euro) 0.8 billion.

     Net debt rose by (euro) 0.6 billion to (euro) 6.5 billion.



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Summary Balance Sheets

(euro)million                                 Dec. 31, 2001  Dec. 31, 2000
----------------------------------            -------------  -------------
Noncurrent assets                                    21,702         20,344
----------------------------------            -------------  -------------
Current assets                                       15,337         16,107
----------------------------------            -------------  -------------
Stockholders' equity                                 16,922         16,140
----------------------------------            -------------  -------------
Minority stockholders' interest                          98            237
----------------------------------            -------------  -------------
Liabilities                                          20,019         20,074
----------------------------------            -------------  -------------
of which discountinuing operations                      307            821
----------------------------------            -------------  -------------
Balance sheet total                                  37,039         36,451
----------------------------------            -------------  -------------
of which discontinuing operations                     1,049          2,000
--------------------------------------------------------------------------------


The balance sheet ratios are as follows:

                                               2001          2000
     Noncurrent assets
    -------------------(%)                     58.6          55.8
        Total assets

        Depreciation
    -------------------(%)                     94.2          80.2
    Capital expenditures

         Net sales
    -------------------                         5.2           5.1
        Inventories

         Net sales
    -------------------                         5.6           5.0
 Trade accounts receivable

    Stockholders' equity
    -------------------(%)                     45.7          44.3
        Total assets

    Stockholders' equity
    -------------------(%)                     78.0          79.3
     Noncurrent assets

   Short-term liabilities
    ---------------------(%)                   51.9          53.8
     Total liabilities



Value Added

Total operating performance of continuing operations rose slightly to (euro)
29.6 billion. The value added was (euro) 9.8 billion, which was 10 percent below the previous year due to higher material and depreciation costs. Of the value added, (euro) 7.6 billion was distributed to employees, (euro) 0.8 billion to governments, (euro) 0.7 billion to stockholders and (euro) 0.5 billion to lenders; (euro) 0.3 billion will be retained by the company.




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Value Added by Continuing Operations

Source                                                  Distribution
(euro)million                   2001    Change          (euro) million         2001     Share
                                           in%                                            in%
---------------------------   ------   ------           ------------------    -----     -----
Net sales                     28,938    + 1.1
---------------------------   ------   ------           ------------------    -----     -----
Other income                     701   - 22.5           Stockholders            657       6.7
---------------------------   ------   ------           ------------------    -----     -----
Total operating performance   29,639    + 0.4           Employees             7,576      77.1
---------------------------   ------   ------           ------------------    -----     -----
Cost of materials             11,057   + 10.1           Governments             826       8.4
---------------------------   ------   ------           ------------------    -----     -----
Depreciation                   2,403   + 20.8           Lenders                 463       4.7
---------------------------   ------   ------           ------------------    -----     -----
Other expenses                 6,353    + 0.5           Earnings retention      304       3.1
---------------------------   ------   ------           ------------------    -----     -----
Value added                    9,826   - 10.1           Value added           9,826     100.0
---------------------------------------------------------------------------------------------


Proposal for Distribution of the Profit


Under German law the dividend is paid out of the balance sheet profit of the parent company Bayer AG.

     The balance sheet profit for 2001 amounted to (euro) 0.7 billion. A summary income statement for Bayer AG is given below.


Bayer AG Summary Income Statement 1)

(euro)million                                  2001              2000
----------------------------------------     ------            ------
Net sales                                    10,824            10,816
----------------------------------------     ------            ------
Cost of goods sold                            6,963             6,612
----------------------------------------     ------            ------
Gross profit                                  3,861             4,204
----------------------------------------     ------            ------
Selling, R&D and administration expenses      3,848             3,454
----------------------------------------     ------            ------
Other operating income - net                      9                 4
----------------------------------------     ------            ------
Operating result                                 22               754
----------------------------------------     ------            ------
Non-operating result                            784             1,380
----------------------------------------     ------            ------
Income before income taxes                      806             2,134
----------------------------------------     ------            ------
Income taxes                                    149               432
----------------------------------------     ------            ------
Net income                                      657             1,702
----------------------------------------     ------            ------


     We will propose to the Annual Stockholders' Meeting on April 26, 2002 that the balance sheet profit be used to pay a dividend of (euro) 0.90 (2000: (euro) 1.40) per share (730,341,920 shares)on the capital stock of (euro) 1,870 million entitled to the dividend for 2001.


1) The complete financial statements of Bayer AG with an unqualified opinion by the auditors are published in the "Bundesanzeiger" and have been included in the Commercial Register in Leverkusen. They are available from Bayer AG in English or German.



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Capital Expenditures [by business area in %]

[Bar graph  ]
                       Health
                        care     Agriculture    Polymers     Chemicals

        2001            27           11            43            19
        2000            30           12            41            17


Employees

On December 31, 2001, there were 112,000 people employed in continuing operations of the Bayer Group, a decline of 1,900 compared to the end of 2000. A breakdown of employees by segment and region is provided in the notes to the financial statements on pages 20-22 of this report. The average number of employees increased to 114,100.

     Personnel expenses rose by 4 percent to (euro) 7.6 billion, and the ratio of personnel expenses to sales was 26 percent. The value added per employee dropped by (euro) 10,200 to (euro) 86,100.


Capital Expenditures

We spent a total of (euro) 2.6 billion for intangible assets, property, plant and equipment in 2001, which was well below our budget of (euro) 3.1 billion. Europe accounted for (euro) 1.6 billion, of which 83 percent was spent in Germany.

     The breakdown of capital expenditures for property, plant and equipment is as follows:

(euro) billion                                   2001            Change
                                                                    in%
--------------------------------------------------------------------------------
Capacity expansions                               1.2            + 13.8
--------------------------------------------------------------------------------
Replacement and modernization                     0.8            - 18.6
--------------------------------------------------------------------------------
Efficiency improvements                           0.2            - 17.0
--------------------------------------------------------------------------------
Capital expenditures for property,
plant and equipment                               2.2            - 3.6
--------------------------------------------------------------------------------

Major projects included:


Health Care

Investment volume: (euro) 0.7 billion

o Construction of a facility for packaging and storage of biological products, Berkeley, California

o  Expansion of solids plants, Bitterfeld, Germany and Lerma, Mexico



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o  Construction of research facilities in West Haven, Connecticut, United States and Kyoto, Japan (completed 2001)



Agriculture

Investment volume:  (euro) 0.3 billion

o Construction of a multi-purpose facility for crop protection products, Dormagen, Germany

o  Insecticides production facility, Dormagen, Germany



Polymers

Investment volume:  (euro) 1.1 billion

o Expansion of polycarbonate capacities (production of bisphenol A and Makrolon(R)), Map Ta Phut, Thailand and Uerdingen, Germany

o  Expansion of films capacity, Dormagen, Germany

o  Construction of a melt polycarbonate facility, Antwerp, Belgium (completed in
   2001)

o Construction of a rubber chemicals facility, Brunsbuttel, Germany (completed in 2001)

o Expansion of isocyanate capacities including precursors, Uerdingen and Brunsbuttel, Germany

o  Expansion of coating raw materials production, Leverkusen, Germany

o Expansion of capacity for aqueous dispersions, Dormagen, Germany (brought on stream in 2001)

o Expansion of dyestuff production for transparent plastics, Leverkusen, Germany

o  Construction of a coating raw materials facility, Caojing, China



Chemicals

Investment volume:  (euro) 0.5 billion

o  Construction of a sulfuric acid facility, Leverkusen, Germany

o  Expansion/modification of the electrolysis plant, Leverkusen, Germany

o  Construction of a polyaspartic acid facility, Leverkusen, Germany

o  Expansion of tantalum production, Goslar, Germany and Mito, Japan



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o  Process technology center, Goslar, Germany (completed in 2001)

o  Modernization and expansion of the nitrocellulose facility, Bomlitz, Germany

o  Expansion of the molybdenum facility, Laufenburg, Germany


Capital Expenditure Projects

Our planned investment volume for 2002 is (euro) 2.4 billion, which is in line with the planned level of depreciation.

    Major projects in 2002 will include:


Health Care

Investment volume:  (euro) 0.6 billion

o  Sterile filling facility for Factor VIII, Berkeley, California

o Small volume facility with pilot plant for Aspirin(R)production, Greppin, Germany


Agriculture

Investment volume:  (euro) 0.2 billion

o  Construction of a facility for a new fungicide, Dormagen, Germany


Polymers

Investment volume:  (euro) 0.9 billion

o  MDI plant for polyurethane raw materials, Caojing, China

o  Polycarbonate plant (Makrolon(R) ), Caojing, China

o  DNT/TDA precursors for TDI-based polyurethane products, Dormagen, Germany

o Capacity expansion for high-performance coating raw materials (Desmodur(R)W), Baytown, Texas


Chemicals

Investment volume:  (euro) 0.4 billion

o Capacity expansion for methylcellulose construction materials additives, Greppin, Germany

o New manufacturing process for chlorine and sodium hydroxide solution, Uerdingen, Germany

o Expansion of capacities for tantalum metal powder for electronics applications, Goslar, Germany and Map Ta Phut, Thailand


Central service divisions

Investment volume:(euro)0.3 billion.



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Acquisitions


We spent (euro) 0.5 billion on acquisitions in 2001. These included:

o development, manufacturing and marketing rights for products to detect hepatitis C and HIV antibodies for(euro)116 million

o  the MIKADO(R)corn herbicide from Syngenta for(euro)115 million

o  a(euro)93 million equity investment in CuraGen


Procurement

The difficult business conditions in 2001 also posed new challenges in procurement and logistics. Continuing high prices and limited supply at the beginning of the year were followed by a drop in prices and excess supply in the second half. Raw materials supply, in particular, was affected by high petrochemical prices in the first half. A cyclical drop in demand was already apparent by the second quarter. This trend intensified in the second half of the year, spreading to organic intermediates, specialty chemicals and inorganic raw materials.

     In the fourth quarter, despite the difficult business environment, many of our suppliers granted price concessions that were in some cases substantial. In packaging and technology procurement, we defended against higher price demands in most cases and in some areas achieved lower price levels.

     The implementation of uniform Group-wide procurement and logistics processes will support the introduction of SAP in our business areas. We place special emphasis on the systematic networking of processes, integrating measures to reduce working capital, step up business-to-business activities, utilize new supply tools and complete transactions via e-business platforms such as cc.chemplorer and Elemica. The use of various e-commerce applications has been further expanded.

     Effective January 1, 2002, we combined our procurement and logistics functions to form a Procurement and Logistics Division, in a move designed to make the supply of goods and services to our sites more efficient.




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Research and Development [by business area in %]


[Bar graph]

                       Health
                        care     Agriculture    Polymers     Chemicals

        2001            64           17            14            5
        2000            64           18            13            5

Research and Development

Future-oriented investment in research and development is a key factor for commercial success. High-innovation products are crucial to sustained growth and future value creation in a global market. We spent (euro) 2.5 billion on research and development in 2001. A total of 12,000 employees work in R&D at 25 sites around the world.

     By consistently applying cutting-edge technologies and steadily expanding our research infrastructure in all business areas, we plan to score further productivity improvements that will help in achieving the ambitious goals of our growth strategy. Particularly in the Pharmaceuticals and Crop Protection business groups, we are supplementing our internal expertise through numerous strategic alliances and collaborations with leading research companies and institutes.


Health Care

In 2001 we spent (euro) 1.5 billion, or 64 percent of the Group's research and development budget, in the Health Care business area. The objective of our research activities is to secure long-term growth by launching innovative medicines each year. We are working both to improve known therapies and to develop new substances to treat diseases for which there is currently no cure. Here we have focused our research activities on a limited number of indications, including major life-threatening diseases such as cancer and cardiovascular disorders.

     Bayer has gained access to all key innovative technologies. Pharmaceutical research today is based on knowledge of molecular changes. We are systematically exploiting the opportunities arising from the mapping of the human genome. The goal is to identify disease-relevant genes that can serve as targets in the search for tomorrow's medicines. The objective of our genomics strategy is to assemble a network of collaborations with leading high-tech companies in order to boost productivity and competitiveness.




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     Through these strategic alliances and the ongoing evolution of our internal expertise, we have already achieved a considerable increase in research efficiency and productivity. The number of development candidates for new drugs has more than doubled since 1998, with 20 new compounds currently in preclinical testing.

     The promising new substance vardenafil (proposed tradename: Nuviva(R) )to treat erectile dysfunction was also developed by researchers at Bayer. It has already been submitted for registration in Europe, North and Central America.

     At the end of November, the United States Food and Drug Administration
(FDA) approved the intravenous presentation of Avalox(R)/Avelox(R). Experts believe this product has the potential to become a leading treatment for community-acquired pneumonia.

     Biological Products will remain an important part of our health care business. Our research activities focus on the continued evolution of Kogenate(R) , our genetically engineered blood-clotting Factor VIII, and on developing new plasma products.

     Showing particular promise are Gamunex(R) , an improved immunoglobulin which we submitted for registration to the FDA in December 2001, and plasmin, an enzyme to treat thrombosis.

     Our research activities in Health Care are complemented by the development of new medical diagnostic systems. Research in the Diagnostics Business Group is centered around infectious diseases, allergies and cancer. Our range of test systems for infectious diseases was greatly strengthened by the addition of new products to diagnose hepatitis C and HIV. We also achieved breakthroughs in cancer diagnostics, developing tests for the early detection of prostate cancer and systems to diagnose and monitor treatment of breast cancer. These tests enhance patient convenience by obviating the need for tissue samples.

     Genome research is also benefiting the development of diagnostic systems. Combining our diverse research activities allows us to provide patients with individualized options for diagnosis, prevention and treatment.



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Agriculture

The Crop Protection and Animal Health business groups accounted for 17 percent of Group spending on research and development.

     Crop Protection is a core competency for Bayer. Combining the innovative capacity of Bayer's existing agrochemical activities with those of Aventis CropScience is intended to create the basis for a long-term growth strategy.

     The new genomics technologies will be used in this area, too. Genetic information from plants, weeds and pests will be used to unlock molecular mechanisms of action and identify new targets for crop protection agents. By cooperating with competent external partners, Bayer has successfully established a broadly based high-tech platform for the development of new herbicides, fungicides and insecticides.

     Bayer's Everest(R) herbicide, a product to combat weeds in wheat crops, was discovered still using conventional methods.


Polymers

The Polymers business groups invested (euro) 0.3 billion in R&D in 2001 to strengthen our position as a technology leader and global supplier of customized, high-quality materials and system solutions.

     In the Plastics Business Group, our Makrolon(R) polycarbonate is characterized by high transparency, good flow properties and excellent mechanical strength, and special grades of the material can be sterilized using gamma rays without yellowing. Thanks to this outstanding property profile, Makrolon(R) is being used in medical technology as a material for injection ampoules whose contents are administered not with a needle, but using a short burst of high pressure in a virtually painless procedure. The new chlorine and bromine-free flame retardant Bayblend(R) FR 3000 generation meets strict environmental standards and is used particularly for business machine housings.

     Additional Bayer plastics entering domains previously reserved for other materials include black, laser-weldable Durethan(R) grades and electrostatically coatable Triax(R), the first thermoplastic suitable for automotive bodywork components that are painted online.

     The software tool Design & Processing Properties, which allows component and process-dependent materials data to be incorporated into component development, trims our customers' development times and costs.



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     With the development of the reversion protection agent Vulcuren(R) , experts from Bayer's Rubber Business Group have succeeded both in increasing the heat resistance of rubber products and allowing faster and more cost-effective vulcanization of large-volume parts. Bayer's Therban(R) family of high-performance elastomers has been supplemented by the XT grade, which features specially good adhesion to reinforcing materials. Therban(R) XT is used for such items as automotive timing belts. Another highlight is the Levamelt(R)-based self-adhesive film used, for example, to protect new vehicles during transit. We have great expectations for our polar-modified rubber grades, which are currently being tested for the production of easy-tread tires with good wet grip. We also have extensive know-how in new measurement methods for material testing, which helps our customers save time and money.

     Our Polyurethanes research centers around improving production processes - particularly the development of a new polymer polyol process - and optimizing the processability of established polyurethane systems. One market innovation is the Baytec(R) RT polyurethane spray system, which is used as an alternative to glass-fiber-reinforced plastics in the manufacture of large molded parts.

     Researchers in our Coatings and Colorants Business Group have developed environmentally friendly soft-touch coatings for plastic surfaces. Applications for these coatings include cell phone housings and automotive interior parts. Another new development is Bayoxide(R) E33 iron oxide granules for removing arsenic from drinking water.

     The November 2001 inauguration of our new Polymer Technical Center in Pudong highlighted China's importance to Bayer in terms of polymers research as well as manufacturing.


Chemicals

The focus is on innovation in our Chemicals business area, too, where we spent
(euro) 0.1 billion in 2001 to optimize processes and develop high-tech products with significant potential for the future.


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     Our Baypure(R) DS 100 dispersing and sequestering agent was developed by researchers in the Basic and Fine Chemicals Business Group. As a dispersing agent in paper production or a water-softening agent in detergents, Baypure(R) DS 100 has considerable advantages over conventional products due to its very good biodegradability. The biodegradable chelating agent Baypure(R) CX 100 won the "Presidential Green Chemistry Challenge Award "of the United States Environmental Protection Agency. The Baypure(R)-based Danish product Groen Linie Maskinvask Color/Ultra became the first laundry detergent in the world to receive the European Union's "EU Flower" ecolabel.

     The Specialty Products Business Group also markets products used to enhance in-process environmental protection. The enzyme-based textile processing chemicals Baylase(R) EVO and Baylase(R) RP save considerable time, energy and chemicals during cotton pretreatment and washing-off after dyeing. The new chrome-free leather waterproofing agents XERODERM(R) P-AF and XERODERM(R) S-AF were well received at the leather fair in Bologna, Italy, in the fall of 2001.

     We have also developed groundbreaking dye systems for a new generation of rewritable optical data storage media presented by our partner Sony at the ISOM electronics fair in Taiwan in October.

     H.C. Starck also supplies the electronics sector with innovative products. A novel process allowed our subsidiary to produce even finer tantalum powder that should double the capacitance of the next capacitor generation.

     At the cellulosics competence center of Wolff Walsrode, research and development is carried out for methylcellulose, which is used in a wide variety of applications from construction materials to pharmaceutical products.


Risk Management

As a global company, Bayer is exposed to a wide variety of risks in the course of its worldwide activities. Even before Germany's "Law on Corporate Supervision and Transparency" went into effect on May 1, 1998, Bayer AG operated an effective system for identifying, communicating and dealing with risks at an early stage. The principles behind that system are spelled out in the Risk Management Guidelines approved by the Board of Management and valid throughout the Bayer Group. In line with our corporate responsibility to deal adequately with risks, our goal is to identify as early and as fully as possible the potential risks associated with our activities, assess the possible consequences of their materialization and take suitable measures to mitigate them. The identification and assessment of these risks are crucial to the company's commercial success. The various processes and instruments used depending on the respective risk profile are constantly being improved, supplemented and optimized in line with statutory



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requirements and the expectations of Bayer's management.  Effective risk management ensures the efficient use of these processes and instruments.

     Risk management is an integral part of all decisions and business processes in the Bayer Group. The management structure, the planning system, and the reporting and information systems, in particular, form the basis for the organizational integration of risk management into business processes.

     Reporting plays a central role in monitoring the economic risks of our everyday business as it ensures that the business performance of individual Group companies is described and reported to Group headquarters according to uniform guidelines. In addition to the data on which external reports are based, internal reports are produced each month to ensure that the Board of Management and the various management levels are fully alerted to possible risks in a timely fashion. Bayer's Enterprise Accounting and Reporting Division supports these activities and works to increase the responsiveness and efficiency of the reporting system.

     To ensure that the risk management system is functional at all times, we employ highly effective monitoring and control mechanisms based on established standard soft-ware. These mechanisms are the subject of continuous improvement and are adjusted immediately to changes in circumstances.

     The internal audit department examines at regular intervals the risk management system's efficiency and functionality. In addition, possible risks are identified and documented with respect to their quantitative effects and the likelihood of their materialization so that precautionary measures can be taken.

     The Law on Corporate Supervision and Transparency requires our external auditors to periodically evaluate our risk management system. The Board of Management and the Supervisory Board are regularly briefed on the results of this evaluation.

     Our business activities involve the following primary risks:

     As a manufacturing company active in numerous areas of the health care and chemicals industry, we are subject to the procurement market risk that the raw materials and utilities needed to manufacture our products may not be available, or that their quality or quantity may be insufficient. Here we have the international network of our Procurement and Logistics Division at our disposal.

     This enables us to identify risks on the procurement markets at an early stage, respond to changes and ensure a constant supply of raw materials, as well as achieve more favorable prices and supply terms for the Group as a whole.

     We guard against exchange and interest rate risks by financing our business in local currencies or by hedging currency and interest positions using derivative financial instruments. Such instruments are employed according to the respective risk assessments and on the basis of detailed guidelines. To a limited extent, these guidelines also allow us to hedge against currency risks of anticipated transactions.



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     We address product and environmental risks by way of suitable quality assurance measures. These include certifying our operations to international standards, continuously upgrading our plants and processes, and developing new and improved products. Strict quality requirements are met by applying uniform standards throughout the world.

     We also aim to ensure the safety of our products and their proper usage by customers. For example, when we received a growing number of reports of side effects associated with our cholesterol-lowering drug Lipobay(R)/Baycol(R), especially in patients who had been prescribed the active substance gemfibrozil concomitantly despite specific warnings and a contraindication in the product information, we voluntarily withdrew all dosages of the product from the market in August 2001 in the interest of patient safety despite the adverse financial consequences for the enterprise.

     We are committed to the international Responsible Care initiative of the chemical industry and to our own safety and environmental management system, which we report on at regular intervals. Specially developed guidelines on product stewardship, occupational safety and environmental protection are designed to ensure that all of our employees act competently and responsibly.

     To guard against possible liability risks and compensation claims, we have concluded insurance agreements to keep the potential consequences within reasonable limits or exclude them completely. The level of insurance cover is continuously reexamined and adjusted where necessary.

     Even if there can be no guarantee that the sums insured cover all conceivable risks, we assume that any claims would not affect the Group's assets, financial position or earnings situation to the extent of jeopardizing the company's existence.

     To counter risks that could arise from the numerous tax, competition, patent, antitrust and environmental regulations and laws, we make our decisions and engineer our business processes on the basis of comprehensive legal advice provided both by our own experts and by acknowledged external specialists. We establish provisions in the balance sheet for any risks resulting from new laws or legal judgments that apply retroactively.

     Business risks also include those pertaining to acquisitions, capital expenditures and research and development activities. These future-oriented activities are vital to the continued existence of the Group, yet they also harbor risks because of the related uncertainties.

     We control and mitigate operating risks by exercising due diligence prior to such activities and by tracking their progress. For example, we investigate whether budgets can be adhered to, whether original forecasts can be met and whether additional financial or technological risks are likely to emerge.



32  BAYER ANNUAL REPORT 2001                                        [Bayer Logo]

Management Report
- Table of Contents

     The future success of our business depends in no small part on the dedication, motivation and skills of our employees. We must be capable at all times of attracting suitably qualified technical and managerial personnel, successfully integrating them into our operations and ensuring that they stay with us over the long term.

     With this goal in mind, we offer our employees internal education and training opportunities, as well as attractive remuneration systems that include, for example, our stock compensation programs. To ensure that our employees act responsibly from both a professional and a legal point of view within their respective fields of work, we have promulgated a worldwide legal compliance program. Supported by thorough training, this behavioral code obligates employees to observe laws and regulations. Complying with the rules at all times and monitoring the way employees handle risks are among the basic duties of all managers and supervisors throughout the Group. Binding guidelines and instructions are distributed throughout the enterprise to help ensure that our employees act consistently and safely.

     After assessing the current risk situation, we have concluded that we carry sufficient insurance cover and that the provisions established in the balance sheet are adequate. We have not identified any risks that could jeopardize the existence of the Bayer Group. Furthermore, we believe we are capable of countering future risks.


Subsequent Events

     Bayer AG has sold most of its real estate holdings to TreuHandStelle GmbH
(THS) of Essen, Germany. Under the terms of the agreement signed by both companies, Bayer transferred 94.9 percent of its interest in Bayer Wohnungen GmbH (BayWoGe) to THS on March 1, 2002.




33  BAYER ANNUAL REPORT 2001                                        [Bayer Logo]

Management Report
- Table of Contents


Strategy

The Bayer Group is currently undergoing a process of strategic realignment and corporate reorganization aimed at improving our earnings performance for the long term. At the center of this process are plans to fundamentally reorganize the enterprise.

     Under the umbrella of a management holding company, four independent operating subsidiaries for HealthCare, CropScience, Polymers and Chemicals would be formed, along with three service companies. It is planned to implement this new structure step by step, subject to the approval of the Annual Stockholders' Meetings in 2002 and 2003.

     The aim in forming independent operating units is to achieve greater flexibility, which in turn should accelerate portfolio management, technology development, identification of market opportunities and response to customer needs. The new structure would make Bayer a more focused enterprise, unlocking additional innovative potential and problem-solving expertise for the benefit of our customers.

     Finally, setting up separate corporate entities would enhance transparency, making it easier to identify businesses as drivers or destroyers of value.

     The effect would be to boost Bayer's competitiveness in our various markets and create the necessary conditions for strategic partnerships.

     We believe the enterprise has major potential for further development in the fields of HealthCare, CropScience, Polymers and Chemicals.

     It is planned to place the Pharmaceuticals, Biological Products, Consumer Care, Diagnostics and Animal Health business groups into what should prove to be a strong-performing health care company. To achieve critical mass and round out our portfolio, we are actively looking for strategic partnerships for the entire business area or for individual business units or niche markets.

     To improve the efficiency of our pharmaceutical research and development, we have assembled an extensive network of external collaborations in the search for drug targets and potential active ingredients for new drugs. Long-term alliances with leading biotechnology companies give us access to state-of-the-art technologies and leading-edge expertise. Our goal is to identify at least 20 new active substance candidates each year with the help of this research platform, and thus to create a solid basis for the efficient development of new medicines.

     In Consumer Care, we are looking to strengthen sales of our Aspirin(R), Alka-Seltzer(R) and Canesten(R) brands. Diagnostics has a major strategic focus on oncology.



34  BAYER ANNUAL REPORT 2001                                        [Bayer Logo]

Management Report
- Table of Contents

     Our Crop Protection Business Group already boasts an outstanding product portfolio in insecticides and fungicides. The acquisition of Aventis CropScience
(ACS), assuming it receives regulatory approval, would strengthen our position in herbicides, the main growth driver in the world crop protection market. We would also gain access to cost-effective application of green biotechnology. Overall we would have leadership positions in all major sectors of the agrochemical industry, whose three pillars - crop protection, green biotechnology and seeds - are expected to increasingly converge and support each other.

     We plan to expand our research platform of enabling technologies not only through the integration of ACS, but also through alliances with competent external partners. We expect to develop a steady stream of new products to market maturity in the coming years.

     In Polymers, we are already a market leader in many areas of business. We have an excellent global position following the Lyondell polyols acquisition and the purchase of Sybron. We are committed to long-term expansion plans for core products such as our Makrolon(R) high-tech polycarbonate, the polyurethane precursors MDI and TDI, and our coating raw materials. In the short and medium term, however, the focus will be on improving margins. Apart from the need to expand our presence in North America and Europe, the growth markets of Asia are of great strategic importance. In China we have announced our largest single investment program ever, with a planned volume of (euro) 3.4 billion.

     In Chemicals, we are concentrating on our specialty, fine and electronic chemicals activities. We must continue to optimize cost structures and streamline the portfolio, particularly in basic chemicals. In view of continuing industry consolidation, we are prepared to enter a strategic partnership that could lead to a joint venture with a similarly structured company. In the medium term, we are looking to enter an alliance that would add to our technological expertise, expand our marketing activities and strengthen our presence in the main economic regions.

     Bayer's corporate strategy is geared to achieving a sustained increase in value through our active portfolio management, which will continue to focus on strong organic growth and strategic acquisitions. Our goal is to substantially increase the cash value added. To do so, we are consistently applying the principles of value-based management, which involve setting specific operating targets for all areas of the company. The stock compensation program and variable remuneration of our employees are linked to the achievement of these targets.



35  BAYER ANNUAL REPORT 2001                                        [Bayer Logo]

Management Report
- Table of Contents


Outlook

Global economic trend

We anticipate that the economy of the United States will gain momentum during the second half of 2002. In conjunction with stimulus from monetary policy and declining pressure on prices, this should have a positive effect on the euro zone economy. We are less optimistic about the trend in Japan.

Objectives for 2002

In Health Care, we expect the situation in Biological Products to improve over the course of the year. However, this will not entirely compensate for the loss of revenues caused by the Lipobay(R)/Baycol(R) withdrawal.

     The planned acquisition of Aventis CropScience would further strengthen our crop protection business, with 2002 being a year of integration. We expect the new company Bayer CropScience to achieve a 20 percent operating margin by 2005 - an estimate based on a strong market position, a well stocked product pipeline and the prospect of rising earnings from green biotechnology.

     For Polymers, we anticipate continued price erosion due to overcapacities, resulting in stiffer competition. Orders received for January and February 2002 show a slight improvement compared to the fourth quarter of 2001, though they remain well below the previous year's level.

     Our Chemicals business should come out stronger as a result of active portfolio management and structural changes, coupled with the opportunities arising from the changing corporate structure.

     We expect Group net income for 2002 to show a distinct year-on-year improvement.



36  BAYER ANNUAL REPORT 2001                                        [Bayer Logo]

Financial Statements 2001


TABLE OF CONTENTS                                             Overall Contents
                                                              Financial Report


Management's Statement of Responsibility
for Financial Reporting
-------------------------------------------------
Independent Auditors' Report
-------------------------------------------------
Statements of Income
-------------------------------------------------
Balance Sheets
-------------------------------------------------
Statements of Changes in Stockholders' Equity
-------------------------------------------------
Statements of Cash Flows
-------------------------------------------------
Notes
    Accounting Policies
    ---------------------------------------------
    Effect of New Accounting Pronouncements
    ---------------------------------------------
    Scope of Consolidation
    ---------------------------------------------
    Notes to the Statements of Income
    ---------------------------------------------
    Notes to the Balance Sheets
    ---------------------------------------------
    Notes to the Statements of Cash Flows
    ---------------------------------------------
    Total Remuneration of the Board of Management
    and the Supervisory Board, Advances and Loans
    ---------------------------------------------



BAYER ANNUAL REPORT 2001                                            [Bayer Logo]

Management's Statement


Management's Statement of Responsibility for Financial Reporting


The consolidated financial statements of the Bayer Group have been prepared by the management, which is responsible for the substance and objectivity of the information contained therein. The same applies to the management report, which is consistent with the financial statements.

     Our financial reporting takes place according to the rules issued by the International Accounting Standards Board, London.

     Effective internal monitoring procedures instituted by Group management at the consolidated companies along with appropriate staff training ensure the propriety of our reporting and its compliance with legal provisions. Integrity and social responsibility form the basis of our corporate principles and of their application in areas such as environmental protection, quality, product safety, plant safety and adherence to local laws and regulations. The worldwide implementation of these principles and the reliability and effectiveness of the monitoring procedures are continuously verified by our Corporate Auditing Department.

     These measures in conjunction with a uniform reporting system throughout the Group ensure that Group companies present the management with an accurate view of their business operations, enabling us to discern risks to our assets or fluctuations in the economic performances of Group companies at an early stage and at the same time providing a reliable basis for the consolidated financial statements and management report.

     The Board of Management conducts the business of the Group in the interests of the stockholders and in awareness of its responsibilities toward employees, communities and the environment in all the countries in which we operate. Our declared aim is to deploy the resources entrusted to us in order to increase the value of the Bayer Group as a whole.

     In accordance with the resolution of the Annual Stockholders' Meeting, the Supervisory Board appointed PwC Deutsche Revision Aktiengesellschaft as independent auditors of the consolidated financial statements and of the statements' compliance with the International Accounting Standards. The scope of the auditors' report, which appears on the following page, also includes Bayer's risk management system, which they have audited in light of the German Law on Corporate Supervision and Transparency. The consolidated financial statements, the management report and the auditors' report were discussed in detail, in the presence of the auditors, by the Presidial Committee of the Supervisory Board and at a plenary meeting of the Supervisory Board. The Report of the Supervisory Board appears elsewhere.

The Board of Management



2  BAYER ANNUAL REPORT 2001                                         [Bayer Logo]

Independent Auditors' Report

We have audited the consolidated financial statements of the Bayer Group, comprising the income statement, the balance sheet, the statement of changes in stockholders' equity and the statement of cash flows as well as the notes to the financial statements for the financial year from January 1 through December 31, 2001. The preparation and the content of the financial statements according to the International Accounting Standards of the IASB (IAS) are the responsibility of the Board of Management of Bayer AG. Our responsibility is to express an opinion, based on our audit, about whether the consolidated financial statements are in accordance with IAS.

     We conducted our audit of the consolidated financial statements in accordance with German auditing standards, the German principles for the auditing of financial statements promulgated by the Institut der Wirtschaftsprufer (IDW)(German Institute of Certified Public Accountants), and the International Standards on Auditing (ISA). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. The evidence supporting the amounts and disclosures in the consolidated financial statements is examined on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by the Board of Management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, based on our audit, the consolidated financial statements as of December 31, 2001 give a true and fair view of the net worth, financial position, results of operations and cash flows of the Bayer Group for the financial year in accordance with IAS.

     Our audit, which - according to German auditing regulations - also extends to the Group management report prepared by the Board of Management for the financial year from January 1 through December 31, 2001, has not led to any objections. In our opinion, the management report provides, on the whole, a fair understanding of the Group's position and adequately presents the risks related to its future development. In addition, we confirm that the consolidated financial statements of the Bayer Group and the Group management report for the financial year from January 1 through December 31, 2001 satisfy the conditions required for the company's exemption from its obligation to prepare the consolidated financial statements and the Group management report in accordance with the German Commercial Code.



Essen, February 26, 2002
PwC Deutsche Revision
Aktiengesellschaft
Wirtschaftsprufungsgesellschaft


P. Albrecht                                       J. Schilling
(Certified Public Accountant)                     (Certified Public Accountant).



3  BAYER ANNUAL REPORT 2001                                         [Bayer Logo]

Statements of Income


Bayer Group Consolidated Statements of Income

                                                              Note            2001             2000
                                                                        (euro) million    (euro) million

Net sales                                                      [1]           30,275          30,971
------------------------------------------------------        ----          --------        --------
Net sales from discontinuing operations                        [6]           (1,337)         (2,356)
------------------------------------------------------        ----          --------        --------
Net sales from continuing operations                                         28,938          28,615
------------------------------------------------------        ----          --------        --------
Cost of goods sold                                                          (16,542)        (15,077)
------------------------------------------------------        ----          --------        --------
Gross profit                                                                 12,396          13,538
------------------------------------------------------        ----          --------        --------

Selling expenses                                               [2]           (6,980)         (6,637)
------------------------------------------------------        ----          --------        --------
Research and development expenses                              [3]           (2,488)         (2,319)
------------------------------------------------------        ----          --------        --------
General administration expenses                                                (988)           (885)
------------------------------------------------------        ----          --------        --------
Other operating income                                         [4]              480             425
------------------------------------------------------        ----          --------        --------
Other operating expenses                                       [5]           (1,178)         (1,058)
------------------------------------------------------        ----          --------        --------
Operating result from continuing operations                                   1,242           3,064
------------------------------------------------------        ----          --------        --------
Operating result from discontinuing operations                 [6]              369             223
------------------------------------------------------        ----          --------        --------
Operating result                                               [7]            1,611           3,287
------------------------------------------------------        ----          --------        --------

Income from investments in affiliated companies - net          [8]               54             283
------------------------------------------------------        ----          --------        --------
Interest expense - net                                         [9]             (349)           (311)
------------------------------------------------------        ----          --------        --------
Other non-operating expenses - net                            [10]             (201)           (269)
------------------------------------------------------        ----          --------        --------
Non-operating result                                                           (496)           (297)
------------------------------------------------------        ----          --------        --------

Income before income taxes                                                    1,115           2,990
------------------------------------------------------        ----          --------        --------

Income taxes                                                  [11]             (154)         (1,148)
------------------------------------------------------        ----          --------        --------

Income after taxes                                                              961           1,842
------------------------------------------------------        ----          --------        --------

Minority stockholders' interest                               [13]                4             (26)
------------------------------------------------------        ----          --------        --------

Net income                                                                      965           1,816
------------------------------------------------------        ----          --------        --------

Earnings per share ((euro))                                   [14]             1.32            2.49
------------------------------------------------------        ----          --------        --------

*2000 figures restated



4  BAYER ANNUAL REPORT 2001                                         [Bayer Logo]

Balance Sheets


Bayer Group Consolidated Balance Sheets                  Note            Dec. 31, 2001         Dec. 31, 2000*
                                                                        (euro) million        (euro) million
ASSETS
Noncurrent assets
Intangible assets                                        [18]               5,014                 4,843
------------------------------------------------------   ----              ------                ------
Property, plant and equipment                            [19]              13,543                13,345
------------------------------------------------------   ----              ------                ------
Investments                                              [20]               3,145                 2,156
------------------------------------------------------   ----              ------                ------
                                                                           21,702                20,344
                                                                           ------                ------
Current assets
Inventories                                              [21]               5,818                 6,095
------------------------------------------------------   ----              ------                ------
Receivables and other assets
------------------------------------------------------   ----              ------                ------
     Trade accounts receivable                           [22]               5,415                 6,244
------------------------------------------------------   ----              ------                ------
     Other receivables and other assets                  [23]               2,447                 2,414
------------------------------------------------------   ----              ------                ------
                                                                            7,862                 8,658
                                                                           ------                ------
Liquid assets                                            [24]
------------------------------------------------------   ----              ------                ------
     Marketable securities and other instruments                               52                   213
------------------------------------------------------   ----              ------                ------
     Cash and cash equivalents                                                719                   491
------------------------------------------------------   ----              ------                ------
                                                                              771                   704
                                                                           ------                ------
                                                                           14,451                15,457
                                                                           ------                ------

Deferred taxes                                           [11]                 608                   413
------------------------------------------------------   ----              ------                ------
Deferred charges                                         [25]                 278                   237
------------------------------------------------------   ----              ------                ------
                                                                           37,039                36,451
                                                                           ------                ------
of which discontinuing operations                        [35]               1,049                 2,000
------------------------------------------------------   ----              ------                ------

STOCKHOLDERS' EQUITY AND LIABILITIES
Stockholders' equity
Capital stock of Bayer AG                                                   1,870                 1,870
------------------------------------------------------   ----              ------                ------
Capital reserves of Bayer AG                                                2,942                 2,942
------------------------------------------------------   ----              ------                ------
Retained earnings                                                           9,841                 9,047
------------------------------------------------------   ----              ------                ------
Net income                                                                    965                 1,816
------------------------------------------------------   ----              ------                ------
Other comprehensive income
------------------------------------------------------   ----              ------                ------
     Currency translation adjustment                                          759                   465
------------------------------------------------------   ----              ------                ------
     Miscellaneous items                                                      545                     0
------------------------------------------------------   ----              ------                ------
                                                         [26]              16,922                16,140
------------------------------------------------------   ----              ------                ------

Minority stockholders' interest                          [27]                  98                   237
------------------------------------------------------   ----              ------                ------

Liabilities
Long-term liabilities
------------------------------------------------------   ----              ------                ------
     Long-term financial obligations                     [30]               3,071                 2,803
------------------------------------------------------   ----              ------                ------
     Miscellaneous long-term liabilities                 [32]                 140                   196
------------------------------------------------------   ----              ------                ------
     Provisions for pensions and other post-employment
     benefits                                            [28]               4,407                 4,254
------------------------------------------------------   ----              ------                ------
     Other long-term provisions                          [29]               1,288                 1,208
------------------------------------------------------   ----              ------                ------
                                                                            8,906                 8,461
                                                                           ------                ------
Short-term liabilities
------------------------------------------------------   ----              ------                ------
     Short-term financial obligations                    [30]               4,309                 3,862
------------------------------------------------------   ----              ------                ------
     Trade accounts payable                              [31]               1,993                 2,016
------------------------------------------------------   ----              ------                ------
     Miscellaneous short-term liabilities                [32]               1,832                 2,274
------------------------------------------------------   ----              ------                ------
     Short-term provisions                               [29]               1,477                 1,701
------------------------------------------------------   ----              ------                ------
                                                                            9,611                 9,853
                                                                           ------                ------
                                                                           18,517                18,314
                                                                           ------                ------
of which discontinuing operations                        [35]                 307                   821
------------------------------------------------------   ----              ------                ------
Deferred taxes                                           [11]               1,238                 1,595
------------------------------------------------------   ----              ------                ------
Deferred income                                          [34]                 264                   165
------------------------------------------------------   ----              ------                ------
                                                                           37,039                36,451
                                                                           ------                ------
*2000 figures restated.


5  BAYER ANNUAL REPORT 2001                                         [Bayer Logo]

Statements of Changes in Stockholders' Equity


Bayer Group Consolidated Statements of Changes in Stockholders' Equity

                                         Capital      Capital      Retained         Net      Currency       Miscel-           Total
                                        stock of     reserves      earnings      income   translation       laneous
                                        Bayer AG  of Bayer AG                              adjustment         items
                                          (euro)       (euro)        (euro)      (euro)        (euro)        (euro)          (euro)
                                         million      million       million     million       million       million         million

-----------------------------------------------------------------------------------------------------------------------------------

Dec. 31, 1999                              1,870        2,942         7,965       2,002           227             0          15,006
--------------------------------------     -----        -----         -----       ------          ---           ---          -------


Changes in stockholders' equity
resulting from capital
contributions and dividend payments
--------------------------------------     -----        -----         -----       ------          ---           ---          -------
  Capital contributions                                                                                                           0
--------------------------------------     -----        -----         -----       ------          ---           ---          -------
  Dividend payments                                                                (949)                                       (949)
--------------------------------------     -----        -----         -----       ------          ---           ---          -------
                                                                                   (949)                                       (949)
--------------------------------------     -----        -----         -----       ------          ---           ---          -------


Other changes in stockholders'
equity not recognized in income
--------------------------------------     -----        -----         -----       ------          ---           ---          -------
   Exchange differences                                                                           238                           238
--------------------------------------     -----        -----         -----       ------          ---           ---          -------
   Other differences                                                                 29                                          29
--------------------------------------     -----        -----         -----       ------          ---           ---          -------
                                                                                     29           238                           267
--------------------------------------     -----        -----         -----       ------          ---           ---          -------


Changes in stockholders' equity
recognized in income
--------------------------------------     -----        -----         -----       ------          ---           ---          -------
  Allocation to retained earnings                                     1,053      (1,053)                                          0
--------------------------------------     -----        -----         -----       ------          ---           ---          -------
  Income after taxes for 2000                                                     1,816                                       1,816
--------------------------------------     -----        -----         -----       ------          ---           ---          -------
                                                                      1,053         763                                       1,816
--------------------------------------     -----        -----         -----       ------          ---           ---          -------

Dec. 31, 2000                              1,870        2,942         9,047       1,816           465             0          16,140
--------------------------------------     -----        -----         -----       ------          ---           ---          -------

Changes in stockholders' equity
resulting from capital
contributions and dividend payments
--------------------------------------     -----        -----         -----       ------          ---           ---          -------
   Capital contributions                                                                                                          0
--------------------------------------     -----        -----         -----       ------          ---           ---          -------
   Dividend payments                                                             (1,022)                                     (1,022)
--------------------------------------     -----        -----         -----       ------          ---           ---          -------
                                                                                 (1,022)                                     (1,022)
--------------------------------------     -----        -----         -----       ------          ---           ---          -------

Other changes in stockholders'
equity not recognized in income
--------------------------------------     -----        -----         -----       ------          ---           ---          -------
  Exchange differences                                                                            294                           294
--------------------------------------     -----        -----         -----       ------          ---           ---          -------
  Other differences                                                                                             545             545
--------------------------------------     -----        -----         -----       ------          ---           ---          -------
                                                                                                  294           545             839
--------------------------------------     -----        -----         -----       ------          ---           ---          -------


Changes in stockholders' equity
recognized in income
--------------------------------------     -----        -----         -----       ------          ---           ---          -------
   Allocation to retained earnings                                      794        (794)                                          0
--------------------------------------     -----        -----         -----       ------          ---           ---          -------
   Income after taxes for 2001                                                      965                                         965
--------------------------------------     -----        -----         -----       ------          ---           ---          -------
                                                                        794         171                                         965
--------------------------------------     -----        -----         -----       ------          ---           ---          -------

Dec. 31, 2001                              1,870        2,942         9,841         965           759           545          16,922
--------------------------------------     -----        -----         -----       ------          ---           ---          -------




6  BAYER ANNUAL REPORT 2001                                         [Bayer Logo]

Statements of Cash Flows


Bayer Group Consolidated Statements
of Cash Flows

                                                                           Note                     2001               2000
                                                                                          (euro) million    (euro) million*
Operating result                                                                                   1,611              3,287
------------------------------------------------------------               ----                   -------            -------
Income taxes currently payable                                                                      (637)              (873)
------------------------------------------------------------               ----                   -------            -------
Depreciation and amortization                                                                      2,516              2,139
------------------------------------------------------------               ----                   -------            -------
Change in long-term provisions                                                                      (193)              (316)
------------------------------------------------------------               ----                   -------            -------
Gains on retirements of noncurrent assets                                                           (374)               (73)
------------------------------------------------------------               ----                   -------            -------
Gross cash provided by operating activities                                                        2,923              4,164
------------------------------------------------------------               ----                   -------            -------
(Increase) Decrease in inventories                                                                   146               (750)
------------------------------------------------------------               ----                   -------            -------
(Increase) Decrease in trade accounts receivable                                                     638               (548)
------------------------------------------------------------               ----                   -------            -------
Increase in trade accounts payable                                                                    73                351
------------------------------------------------------------               ----                   -------            -------
Changes in other working capital                                                                      79               (126)
------------------------------------------------------------               ----                   -------            -------
Net cash provided by operating activities                                  [39]                    3,859              3,091
------------------------------------------------------------               ----                   -------            -------
of which discontinuing operations                                          [42]                      159                302
------------------------------------------------------------               ----                   -------            -------

Cash outflows for additions to property, plant and equipment                                      (2,617)            (2,647)
------------------------------------------------------------               ----                   -------            -------
Cash inflows from sales of property, plant and equipment                                             521                322
------------------------------------------------------------               ----                   -------            -------
Cash inflows related to investments                                                                  109                (45)
------------------------------------------------------------               ----                   -------            -------
Cash outflows for acquisitions                                                                      (502)            (4,125)
------------------------------------------------------------               ----                   -------            -------
Interest and dividends received                                                                      138                191
------------------------------------------------------------               ----                   -------            -------
Cash inflows from marketable securities                                                              219                115
------------------------------------------------------------               ----                   -------            -------
Net cash used in investing activities                                      [40]                   (2,132)            (6,189)
------------------------------------------------------------               ----                   -------            -------
of which discontinuing operations                                          [42]                      295               (298)
------------------------------------------------------------               ----                   -------            -------

Capital contributions                                                                                  0                  2
------------------------------------------------------------               ----                   -------            -------
Bayer AG dividend and dividend payments
to minority stockholders                                                                          (1,028)              (953)
------------------------------------------------------------               ----                   -------            -------
Issuances of debt                                                                                  2,514              3,952
------------------------------------------------------------               ----                   -------            -------
Retirements of debt                                                                               (2,551)            (1,893)
------------------------------------------------------------               ----                   -------            -------
Interest paid after taxes                                                                           (484)              (336)
------------------------------------------------------------               ----                   -------            -------
Net cash provided by (used in) financing activities                        [41]                   (1,549)               772
------------------------------------------------------------               ----                   -------            -------
of which discontinuing operations                                          [42]                       36                 11
------------------------------------------------------------               ----                   -------            -------

Change in cash and cash equivalents
due to business activities                                                                           178             (2,326)
------------------------------------------------------------               ----                   -------            -------

Cash and cash equivalents at beginning of year                                                       491              2,812
------------------------------------------------------------               ----                   -------            -------

Change in cash and cash equivalents due to changes
in scope of consolidation                                                                             42                 (3)
------------------------------------------------------------               ----                   -------            -------
Change in cash and cash equivalents
due to exchange rate movements                                                                         8                  8
------------------------------------------------------------               ----                   -------            -------

Cash and cash equivalents at end of year                                   [43]                      719                491
------------------------------------------------------------               ----                   -------            -------

Marketable securities and other instruments                                                           52                213
------------------------------------------------------------               ----                   -------            -------

Liquid assets as per balance sheets                                                                  771                704
------------------------------------------------------------               ----                   -------            -------

*2000 figures restated




7  BAYER ANNUAL REPORT 2001                                         [Bayer Logo]

Notes


                     Notes to the Consolidated Financial Statements of the Bayer Group

ACCOUNTING           The consolidated financial statements of the Bayer Group
POLICIES             are prepared - pursuant to Article 292a of the German
                     Commercial Code - in accordance with the rules of the International Accounting Standards Board (IASB), London, in effect at the closing date. They comply with the European
                     Union's guidelines on consolidation of financial statements
                     (Directive 83/349/EEC).

                             The financial statements of the consolidated
                     companies are prepared according to uniform recognition and valuation principles. Valuation adjustments made for tax reasons are not reflected in the Group statements. The individual companies' statements are prepared as of the closing date for the Group statements.

                            In compliance with IAS 37, provisions are
                     established for contingent liabilities if available information indicates that an asset has been impaired or a liability has been incurred, and the amount of the impairment loss can be estimated with sufficient reliability.

                            Certain income statement and balance sheet items are
                     combined for the sake of clarity, as explained in the Notes. A distinction is made in the balance sheet between long-term and short-term liabilities in accordance with IAS 1 (Presentation of Financial Statements). Liabilities are stated as short-term if they mature within one year. Income received such as royalties, rental income, interest income or dividend income is recognized on an accrual basis.

                            Changes in recognition and valuation principles are
                     explained in the Notes. The previous year's figures are restated accordingly. Accounting policies for individual categories of items in the income statement and balance sheet are included in the relevant notes.

                            In a few instances, estimates and assumptions have
                     to be made. These affect the classification and valuation of assets, liabilities, income, expenses and contingent liabilities. The actual values may vary from the estimates.


EFFECT OF NEW        The consolidated financial statements of the Bayer Group
ACCOUNTING           for the 2001 fiscal year comply with the following new or
PRONOUNCEMENTS       revised International Accounting Standards (IAS) and
                     interpretations of the Standing Interpretations Committee
                     (SIC)that the Group implemented for the first time in 2001:

                     IAS 1 (Revised 2000)   Income Taxes
                     IAS 19 (Revised 2000)  Employee Benefits
                     IAS 39                 Financial Instruments:
                                            Recognition and Measurement
                     IAS 40                 Investment Property
                     SIC-17                 Equity - Cost of an Equity
                                            Transaction
                     SIC-19                 Reporting Currency - Measurement and
                                            Presentation of Financial Statements
                                            under IAS 1 and IAS 29

                     The adoption of these standards did not have any significant impact on Bayer's financial position or its results of operations during 2001 or on the comparability of its 2001 and 2000 consolidated financial statements.


8  BAYER ANNUAL REPORT 2001                                         [Bayer Logo]

Notes


                     The following new interpretations will be implemented in 2002:

                     SIC-27       Evaluating the Substance of Transactions
                                     Involving the Legal Form of a Lease
                     SIC-28       Business Combinations - "Date of Exchange "and
                                  Fair Value of Equity Instruments
                     SIC-29       Disclosure - Service Concession Arrangements
                     SIC-30       Reporting Currency -  Translation from
                                  Measurement Currency to Presentation Currency
                     SIC-31       Revenue - Barter Transactions Involving
                                  Advertising Services
                     SIC-33       Consolidation and Equity Method - Potential
                                  Voting Rights and Allocation of Ownership
                                  Interests

                             A series of related transactions legally amounting
                     to a lease contract should be accounted for as a single transaction according to SIC-27 (Evaluating the Substance of Transactions Involving the Legal Form of a Lease). This applies particularly in cases where the substance of the transactions cannot be adequately understood without reference to the series of transactions as a whole.

                             If a company pays for an acquisition with its own
                     shares, determination of the "date of exchange" is crucial to valuation. According to SIC-28 (Business Combinations - "Date of Exchange" and Fair Value of Equity Instruments), the "date of exchange" is the day on which the agreed transaction is executed and the acquirer gains control over the net assets and business activities of the acquired unit. The cost of acquisition is based on the publicly quoted price of the equity instruments on that day.

                             The disclosure requirements for agreements under
                     which the reporting enterprise is granted a concession to provide public services such as drinking water supplies are defined in SIC-29 (Disclosure - Service Concession Arrangements). All aspects of such concession arrangements should be disclosed.

                             Where a company's financial statements are
                     published in a currency other than the measurement currency, SIC-30 (Reporting Currency - Translation from Measurement Currency to Presentation Currency) provides that the statements be translated by the method specified in IAS 21 for foreign companies whose activities are not an integral part of those of the reporting enterprise ("foreign entities").

                             Rules for realizing revenues from advertising-
                     related barter transactions are given in SIC-31 (Revenue - Barter Transactions Involving Advertising Services).

                             According to SIC-33 (Consolidation and Equity
                     Method - Potential Voting Rights and Allocation of Ownership Interests), potential voting rights that currently can be exercised without restriction, such as those conferred by stock subscription rights or stock purchase options, must be taken into account in determining whether one company controls or significantly influences another. However, the actual ownership interests held must continue to be used for the consolidation.




9  BAYER ANNUAL REPORT 2001                                         [Bayer Logo]

Notes


SCOPE OF             The financial statements of the Bayer Group as of
CONSOLIDATION        December 31, 2001 include Bayer AG and 49 German and
                     189 foreign consolidated subsidiaries in which Bayer AG, directly or indirectly, has a majority of the voting rights. The total number of consolidated companies has risen by 10 from the previous year. Excluded from consolidation are 85 subsidiaries that in aggregate are immaterial to the net worth, financial position and earnings of the Bayer Group; they account for less than 1 percent of Group sales.

                          We have included 12 joint ventures - 29 fewer in total
                     than in the previous year - by proportionate consolidation in compliance with IAS 31 (Financial Reporting of Interests in Joint Ventures). The decline in the number of included joint ventures is due mainly to the inclusion of DyStar GmbH, Frankfurt am Main, Germany, by the equity method starting in 2001. The effect of joint ventures on the Group balance sheet and income statement is as follows:

    (euro) million                           (euro) million

     Noncurrent assets             230
     ---------------------        ----
     Current assets                184
     ---------------------        ----
     Pension provisions            (7)
     ---------------------        ----
     Other provisions             (10)
     ---------------------        ----
     Financial obligations        (77)        Income                     499
     ---------------------        ----        ------------------         ---
     Remaining liabilities        (78)        Expenses                   443
     ---------------------        ----        ------------------         ---
     Net assets                    242        Income after taxes          56
     ---------------------        ----        ------------------         ---


                          While 11 companies are stated at equity, 58 companies
                     that in aggregate are of minor importance are stated at their carrying amounts.

                          Consolidated for the first time are 27 companies,
                     including those that belonged to the Cleveland, Ohio-based CSM group, which we acquired at the end of 2000. As a consequence of divestitures and mergers the number of consolidated companies was reduced by 47.

                          Acquisitions are accounted for by the purchase method.
                     Accordingly, the results of operations of the acquired businesses are included in the consolidated financial statements as of the respective dates of acquisition. The purchase prices of the foreign acquisitions are translated at the exchange rates in effect at the respective dates of acquisition.

                          In 2001 a total of (euro) 514 million was spent on
                     acquisitions, which were paid for in cash, not with shares of the company. These acquisitions led to goodwill of
                     (euro) 50 million, including (euro) 45 million in additional goodwill resulting from the Lyondell polyols acquisition. The goodwill amounts are being amortized by the straight-line method over periods not exceeding 20 years.

                          In June 2001, Bayer Corporation, United States,
                     acquired at a cost of (euro) 116 million development, manufacturing and distribution rights for products to detect antibodies to the hepatitis C virus (HCV) and HIV from the strategic cooperation between Ortho-Clinical Diagnostics Inc., Raritan, New Jersey, and Chiron Corporation, Emeryville, California. This acquisition expands the Diagnostics Business Group's portfolio of immunodiagnostic agents, strengthening its laboratory testing segment. The rights are being amortized over an estimated useful life of 12 years.

                          Bayer expanded its crop protection business in Europe
                     on February 1, 2001 by acquiring MIKADO(R), a leading corn herbicide, from Syngenta AG, Basel, Switzerland, for (euro) 115 million. The transaction covers business in the European Union and EFTA




10 BAYER ANNUAL REPORT 2001                                         [Bayer Logo]

Notes


                     (European Free Trade Association) countries as well as patents, registrations, trademark rights, and production and formulation expertise. The acquired intangible assets are being amortized over an estimated useful life of 10 years.

                          Bayer AG has purchased a (euro) 93 million equity
                     interest in CuraGen Corporation, New Haven, Connecticut, a leading biotech company. The objective of the collaboration agreement concluded with CuraGen in mid-January 2001 is to jointly develop and market novel drugs to treat obesity and diabetes. The intention is also to use special genomics-based technologies to evaluate substances in Bayer's early pharmaceutical research pipeline regarding their suitability for further clinical development.

                          On May 1, 2001, Bayer Corporation, United States,
                     increased its equity ownership in PharmaNetics Inc., Raleigh, North Carolina, by a further (euro) 25 million for the Diagnostics Business Group. The existing distribution agreement with PharmaNetics was expanded to cover Theranostic tests (rapid diagnostic testing during drug therapy), a core component of the technology platform offered by PharmaNetics Inc. The agreement includes non-exclusive rights in the U.S. and exclusive rights elsewhere for the Diagnostics Business Group to distribute Theranostic tests.

                          In February 2001, Bayer acquired a (euro) 17 million
                     equity interest in PPL Therapeutics plc, Edinburgh, United Kingdom. PPL Therapeutics is a biotech company involved in the discovery, development, production and marketing of genetically modified proteins for therapeutic purposes and food products. The Pharmaceuticals Business Group and PPL Therapeutics have concluded an agreement under which Bayer will pursue the clinical development of, and acquire, global exclusive marketing rights to the company's major product, rAAT (recombinant alpha-1-antitrypsin). PPL Therapeutics intends to manufacture the product in a new facility currently scheduled for construction.

                          On February 12, 2001, the Pharmaceuticals Business
                     Group purchased a (euro) 16 million equity interest in Avigen Inc., Alameda, California, a leading biotech company. The investment gives Bayer global, exclusive marketing and distribution rights to the gene therapy Coagulin-B(TM) developed by Avigen Inc. for the treatment of hemophilia B by gene transfer. Avigen Inc. intends to meet global demand for Coagulin-B(TM) from manufacture in a new production facility scheduled for construction.

                          On March 15, 2001, Bayer Corporation concluded an
                     agreement on HIV and hepatitis C virus (HCV) tests with the biotech company Innogenetics N.V., Ghent, Belgium, for the Diagnostics Business Group. For (euro) 12 million Bayer acquired exclusive worldwide distribution and marketing rights, including rights to further developments in the future, for the HIV and HCV product lines manufactured by Innogenetics. These intangible assets are being amortized over an estimated useful life of 10 years.

                          H.C. Starck GmbH, Goslar, Germany, a subsidiary of
                     Bayer AG, acquired TeCe Technical Ceramics GmbH & Co. KG, Selb, Germany from Deutsche Shell GmbH for (euro) 9 million effective January 1, 2001. The acquisition complements H.C. Starck's activities in surface technology and ceramics. The very good manufacturing conditions and geographical advantages support H.C. Starck's aim of expanding its position in the U.S. market. The acquired goodwill of
                     (euro) 4 million is being amortized in the Bayer Group financial statements over an estimated useful life of 5 years.

                          In December 2001, the Consumer Care Business Group of
                     Bayer's Mexican subsidiary Bayer de Mexico, S.A. de C.V. purchased the marketing rights to Cevalin(R), a leading vitamin C brand, and the well-known disinfectant Merthiolate(R) from Eli Lilly. The rights will be amortized over an estimated useful life of 10 years.





11 BAYER ANNUAL REPORT 2001                                         [Bayer Logo]

Notes


                     Significant divestitures in 2001 were as follows:

                          Bayer sold its 50 percent interest in EC Erdolchemie
                     GmbH, Cologne, Germany to the other joint venture partner Deutsche BP AG, Hamburg, Germany, effective May 1, 2001, following approval from the E.U. Commission. The proceeds of the sale amounted to (euro) 476 million. Future raw material supplies from Erdolchemie to Bayer are contractually assured, as is the provision of services by Bayer to Erdolchemie.

                          Bayer Group company Wolff Walsrode AG sold its
                     subsidiary Covexx Films, Walsrode, Germany, a company specializing in high-performance films, to Wipak, part of the Wihuri group of Finland, effective June 1, 2001.

                          Effective April 1, 2001, Bayer AG sold the H-acid
                     production facilities on its Brunsbuttel site to Rutgers Elbechemie GmbH, a subsidiary of Rutgers VTF AG.

                          Bayer sold its interest in ChemDesign Corporation,
                     Fitchburg, Massachusetts, to Chestnut Acquisition Corporation, Mendham, New Jersey, a subsidiary of Chestnut Investments LLC, Mendham, New Jersey, effective November 30, 2001. ChemDesign manufactures organic chemicals mainly for the agrochemical and photographic industries.

                          As part of the planned divestiture of Bayer's fibers
                     activities, the Dralon(R) business was sold to the Fraver group of Biella, Italy, at the beginning of the year.

                          Acquisitions and divestitures of businesses affected
                     the Group's assets and liabilities as of the dates of acquisition or divestiture as follows:

                     (euro) million                     Acquisitions     Divestitures

                     Noncurrent assets                      505              366
                     --------------------------------       ---              ---
                     Current assets (excluding liquid
                     assets)                                 18              357
                     --------------------------------       ---              ---
                     Liquid assets                            -                -
                     --------------------------------       ---              ---
                     Assets                                 523              723
                     --------------------------------       ---              ---

                     Pension provisions                       -              (88)
                     --------------------------------       ---              ---
                     Other provisions                        (1)             (50)
                     --------------------------------       ---              ---
                     Financial obligations                    -               (5)
                     --------------------------------       ---              ---
                     Remaining liabilities                   (8)             (12)
                     --------------------------------       ---              ---
                     Liabilities                             (9)            (155)
                     --------------------------------       ---              ---


                          Lists of Bayer AG's direct and indirect holdings have
                     been included in the Leverkusen commercial register. They also are available directly from Bayer AG on request.

                          The following domestic subsidiaries availed themselves
                     in 2001 of certain exemptions granted under Articles 264, paragraph 3 and 264 b, No. 4 of the German Commercial Code regarding the preparation, auditing and publication of financial statements: Bayer Bitterfeld GmbH, Greppin; Bayer Handelsges. mbH, Leverkusen; Bayer Buna GmbH, Marl; Bayer-Kaufhaus GmbH, Leverkusen; Bayer Kautschuk GmbH, Leverkusen; Generics Holding GmbH, Leverkusen; IAB Ionenaustauscher GmbH, Greppin; KVP Pharma + Veterinar Produkte GmbH, Kiel; iSL-Chemie GmbH & Co. KG, Kurten.

                          The principal companies included in the consolidated
                     financial statements are listed in the following table:



12 BAYER ANNUAL REPORT 2001                                         [Bayer Logo]

Notes


Company Name and Place of Business                                    Bayer's
                                                                      interest%
Germany
-------------------------------------------                           ----
H.C. Starck GmbH, Goslar                                               100
-------------------------------------------                           ----
Wolff Walsrode AG, Walsrode                                            100
-------------------------------------------                           ----
Bayer Chemie Service GmbH, Cologne                                     100
-------------------------------------------                           ----
Bayer Vital GmbH & Co. KG, Leverkusen                                  100
-------------------------------------------                           ----
Bayer Industrieprodukte GmbH & Co. KG, Leverkusen                      100
-------------------------------------------                           ----
Bayer Buna GmbH, Marl                                                  100
-------------------------------------------                           ----

Other European Countries
-------------------------------------------                           ----
Bayer Hispania, S.A., Spain                                            100
-------------------------------------------                           ----
Bayer S.p.A., Italy                                                    100
-------------------------------------------                           ----
Quimica Farmaceutica Bayer, S.A., Spain                                100
-------------------------------------------                           ----
Bayer Rubber N.V., Belgium                                             100
-------------------------------------------                           ----
Bayer plc, United Kingdom                                              100
-------------------------------------------                           ----
Bayer Antwerpen N.V., Belgium                                          100
-------------------------------------------                           ----
Bayer Pharma S.A., France                                             99.9
-------------------------------------------                           ----
Bayer International S.A., Switzerland                                 99.7
-------------------------------------------                           ----
Bayer S.A., France                                                    99.9
-------------------------------------------                           ----
Bayer B.V., Netherlands                                                100
-------------------------------------------                           ----
Bayer A/S, Denmark                                                     100
-------------------------------------------                           ----

North America
-------------------------------------------                           ----
Bayer Corporation, United States                                       100
-------------------------------------------                           ----
Bayer Inc., Canada                                                     100
-------------------------------------------                           ----

Asia/Pacific
-------------------------------------------                           ----
Bayer (India) Ltd., India                                             55.3
-------------------------------------------                           ----
Bayer Yakuhin, Ltd., Japan                                             100
-------------------------------------------                           ----
Sumika Bayer Urethane Co. Ltd., Japan                                   60
-------------------------------------------                           ----
Bayer Ltd., Japan                                                      100
-------------------------------------------                           ----
Bayer Australia Ltd., Australia                                       99.9
-------------------------------------------                           ----
Bayer (South East Asia) Pte Ltd., Singapore                            100
-------------------------------------------                           ----
Nihon Bayer Agrochem K.K., Japan                                      99.5
-------------------------------------------                           ----
Bayer Thai Co. Ltd., Thailand                                          100
-------------------------------------------                           ----
Bayer China Co. Ltd., Hong Kong                                       99.3
-------------------------------------------                           ----

Latin America/Africa/Middle East
-------------------------------------------                           ----
Bayer de Mexico, S.A. de C.V., Mexico                                  100
-------------------------------------------                           ----
Bayer S.A., Argentina                                                 99.9
-------------------------------------------                           ----
Bayer S.A., Brazil                                                    99.9
-------------------------------------------                           ----
Bayer (Proprietary) Ltd., South Africa                                 100
-------------------------------------------                           ----





13 BAYER ANNUAL REPORT 2001                                         [Bayer Logo]

Notes


                     Foreign currency translation

                     The financial statements for 2001 are drawn up in euros ((euro)).

                          In the financial statements of the individual
                     consolidated companies, foreign currency receivables and payables are translated at closing rates, irrespective of whether they are exchange-hedged. Forward contracts that, from an economic point of view, serve as a hedge against fluctuations in exchange rates are stated at fair value.

                          The majority of foreign consolidated companies are to
                     be regarded as foreign entities since they are financially, economically and organizationally autonomous. Their functional currencies according to IAS 21 (The Effects of Changes in Foreign Exchange Rates) are thus the respective local currencies. The assets and liabilities of these companies are therefore translated at closing rates, income and expense items at average rates for the year.

                          Where the operations of a foreign company are integral
                     to those of Bayer AG, the functional currency is the euro.

                          Property, plant and equipment, intangible assets,
                     investments in affiliated companies and other securities included in investments are translated at the historical exchange rate on the date of addition, along with any relevant amortization, depreciation and write-downs. All other balance sheet items are translated at closing rates. Income and expense items (except amortization, depreciation and write-downs) are translated at average rates for the year.

                          Companies operating in hyperinflationary economies
                     prepare their statements in hard currency and thus, in effect, by the temporal method described above.

                          Exchange differences arising from the translation of
                     foreign companies' balance sheets are shown in a separate stockholders' equity item. In case of divestiture, the respective exchange differences are reversed and recognized in income.

                          The exchange rates for major currencies against the
                     euro varied as follows:

(euro)                          Closing rate                    Average rate

                             2001          2000              2001         2000

U.S.A.         USD           0.88          0.93              0.90         0.93
------------------         ------        ------            ------        -----
U.K.           GBP           0.61          0.62              0.62         0.61
------------------         ------        ------            ------        -----
Japan          JPY         115.33        106.92            108.74        99.74
------------------         ------        ------            ------        -----
Canada         CAD           1.41          1.40              1.39         1.37
------------------         ------        ------            ------        -----
Switzerland    CHF           1.48          1.52              1.51         1.56
------------------         ------        ------            ------        -----



14 BAYER ANNUAL REPORT 2001                                         [Bayer Logo]

Notes


                     Consolidation methods

                     Capital consolidation is performed according to IAS 22 (Business Combinations) by off-setting investments in subsidiaries against the underlying equities at the dates of acquisition. The identifiable assets and liabilities of subsidiaries and joint ventures are included at their fair values in proportion to Bayer's interest. Remaining differences are recognized as goodwill.

                          Where the statements of individual consolidated
                     companies reflect write-downs or write-backs of investments in other consolidated companies, these are reversed for the Group statements.

                          Intragroup sales, profits, losses, income, expenses,
                     receivables and payables are eliminated.

                          Deferred taxes are recognized for temporary
                     differences related to consolidation entries.

                          Joint ventures are included by proportionate
                     consolidation according to the same principles.

                          The consolidated financial statements include the
                     accounts of those material subsidiaries in which Bayer AG is able to exercise operational control, generally through an ownership interest greater than 50 percent.

                          The equity method is used to account for investments
                     in material entities in which Bayer AG exerts significant influence, generally through an ownership interest between 20 and 50 percent.

                          Intercompany profits and losses on transactions with
                     companies included at equity were immaterial in 2001 and 2000.

                     Cash flow statement

                     The cash flow statement shows how the liquidity of the Bayer group was affected by the inflow and outflow of cash and cash equivalents during the year. The effects of acquisitions, divestitures and other changes in the scope of consolidation are eliminated. Cash flows are classified by operating, investing and financing activities in accordance with IAS 7 (Cash Flow Statements). An adjustment is shown to reconcile cash and cash equivalents at the end of the year to the liquid assets reflected in the balance sheet.

                          The amounts reported by foreign consolidated companies
                     are translated at average exchange rates for the year, with the exception of cash and cash equivalents, which are translated at closing rates as in the balance sheet. The effect of changes in exchange rates on cash and cash equivalents is shown separately.



15 BAYER ANNUAL REPORT 2001                                         [Bayer Logo]

Notes


NOTES TO THE         [1] Net sales Sales are recognized upon delivery of goods
STATEMENTS           or rendering of services to third parties and are reported
OF INCOME            net of sales taxes and rebates. Revenues from contracts
                     that contain customer acceptance provisions are deferred until customer acceptance occurs or the contractual acceptance period has lapsed. Allocations to provisions for rebates to customers are recognized in the period in which the related sales are recorded based on the contract terms.
                     Payments relating to the sale or outlicensing of technologies or technological expertise - once the respective agreements have become effective - are immediately recognized in income if all rights to the technologies and all obligations resulting from them have been relinquished under the contract terms. However, if rights to the technologies continue to exist or obligations resulting from them have yet to be fulfilled, the payments received are recorded in line with the actual circumstances.

                         While total reported sales declined by (euro) 0.7
                     billion compared with 2000, to (euro) 30.3 billion, sales from continuing operations increased by (euro) 0.3 billion. A (euro) 0.9 billion decrease due to lower volumes was offset by positive contributions of (euro) 0.3 billion from higher selling prices, (euro) 0.1 billion from favorable shifts in exchange rates and (euro) 0.8 billion from the net effect of acquisitions and divestitures. Acquisitions and divestitures during 2001 and 2000 affected the comparison between the two years' sales figures by the following amounts:


                     (euro) million

                     Acquisitions
                     ----------------------------------------------------------------   ---
                     Sybron Chemicals Inc. (polymers and specialty chemicals)
                     (acquired in 2000)                                                 206
                     ----------------------------------------------------------------   ---
                     Polyols business of Lyondell Chemical Company (acquired in 2000)   202
                     ----------------------------------------------------------------   ---
                     CSM Group (acquired in 2000)                                       133
                     ----------------------------------------------------------------   ---
                     Fungicide product lines, primarily FLINT(R)                        104
                     ----------------------------------------------------------------   ---
                     Full consolidation of Sumika Bayer Urethane Co. Ltd., Japan         99
                     ----------------------------------------------------------------   ---
                     Paper chemicals business of Cytec Industries Inc. (acquired in
                     2000)                                                               83
                     ----------------------------------------------------------------   ---
                     MIKADO(R)corn herbicide                                             46
                     ----------------------------------------------------------------   ---
                     Other                                                              110
                     ----------------------------------------------------------------   ---
                                                                                        983
                     ----------------------------------------------------------------   ---
                     Divestitures
                     ----------------------------------------------------------------   ---
                     Covexx Films                                                       (61
                     ----------------------------------------------------------------   ---
                     U.S. livestock vaccines business to Intervet International
                     (divested in 2000)                                                 (30
                     ----------------------------------------------------------------   ---
                     Other                                                              (33
                     ----------------------------------------------------------------   ---
                                                                                       (124
                     ----------------------------------------------------------------   ---
                     Net effect on sales from continuing operations                     859
                     ----------------------------------------------------------------   ---

                     Breakdowns of net sales by segment and by region are given in the table on pages 20 - 22.



16 BAYER ANNUAL REPORT 2001                                         [Bayer Logo]

Notes


                     [2] Selling expenses

                     Selling expenses include(euro)782 million (2000:(euro)776 million) in shipping and handling costs.

                         They also include advertising and promotion costs,
                     expensed in the period in which they are incurred. These costs amount to (euro) 1,389 million (2000: (euro) 1,331 million).

                     [3] Research and development expenses

                     According to IAS 38 (Intangible Assets), research costs cannot be capitalized; development costs can only be capitalized if specific conditions are fulfilled. Development costs must be capitalized if it is sufficiently certain that the future economic benefits to the company will cover not only the usual production, selling and administrative costs but also the development costs themselves. There are also several other criteria relating to the development project and the product or process being developed, all of which have to be met to justify asset recognition. As in previous years, these conditions are not satisfied.

                     [4] Other operating income

                     Among the items of other operating income from continuing operations for 2001 are (euro) 68 million (2000: (euro) 83 million) from reversals of unutilized provisions, (euro) 74 million (2000: (euro) 74 million) from retirements of noncurrent assets, and (euro) 25 million (2000: (euro) 25 million) from sideline operations. The cost of goods sold incurred for sideline operations has been offset against the corresponding revenues to more clearly reflect the earnings position. Also included here is (euro) 45 million in income resulting from an agreement concluded with Syngenta to settle a patent dispute over thiomethoxam.

                     [5] Other operating expenses

                     Included in other operating expenses for continuing operations in 2001 are(euro) 90 million (2000:(euro)35 million) in write-downs of receivables,(euro)94 million (2000:(euro)77 million) in amortization of acquired goodwill and(euro)15 million (2000:(euro)25 million) in losses from the sale of property, plant and equipment.

                          In addition,(euro)14 million (2000:(euro)200 million)
                     was spent on restructuring. Further details of restructuring expenses are given in Note 29.

                     [6] Discontinuing operations

                     Bayer sold its 50 percent interest in EC Erdolchemie GmbH, Cologne, to the joint venture partner Deutsche BP AG, Hamburg, effective May 1, 2001. The operating result of Erdolchemie for 2001 shown in the following table comprises the result of the business group's operations up to the date of divestiture and the income from the sale of the 50 percent interest.

                          In April 2001 Bayer decided to divest the remaining
                     activities of its Fibers Business Group, including the production facilities for Dorlastan(R) spandex fibers and Perlon(R) monofilaments.



17 BAYER ANNUAL REPORT 2001                                         [Bayer Logo]

Notes


                          In the course of its reorganization Bayer plans to
                     divest the Haarmann & Reimer business group, whose activities it now regards as non-core. It is therefore intended to sell the wholly owned subsidiary Haarmann & Reimer GmbH, a manufacturer of fragrances and flavors based in Holzminden, Germany.

                          The non-operating results and the income taxes
                     attributable to Haarmann & Reimer, Fibers, Erdolchemie and DyStar are reflected in the corresponding items of the income statement.

                          A breakdown of the results of discontinuing operations
                     is given below.

(euro) million               Erdolchemie            Fibers                 H&R           DyStar          Total
                           2001       2000      2001       2000      2001       2000      2000      2001       2000

Net Sales                   233        635       232        506      872         865       350      1,337     2,356
--------------------------------      -----     -----      -----    -----       -----     -----     ------   -------
Cost of goods sold         (196)      (481)     (205)      (383)    (481)       (489)     (223)      (882)   (1,576)
--------------------------------      -----     -----      -----    -----       -----     -----     ------   -------
Selling expenses            (16)       (45)      (26)       (50)    (199)       (197)      (68)      (241)     (360)
--------------------------------      -----     -----      -----    -----       -----     -----     ------   -------
Research and
development expenses        (-)         (2)       (8)        (9)     (63)        (54)       (9)       (71)      (74)
--------------------------------      -----     -----      -----    -----       -----     -----     ------   -------
General administration
expenses                     (3)        (9)      (11)        (8)     (38)        (39)      (21)       (52)      (77)
--------------------------------      -----     -----      -----    -----       -----     -----     ------   -------
Other operating income      316          7         1         10       23          14         6        340        37
--------------------------------      -----     -----      -----    -----       -----     -----     ------   -------
Other operating
expenses                     (1)        (6)      (20)       (15)     (41)        (32)      (30)       (62)      (83)
--------------------------------      -----     -----      -----    -----       -----     -----     ------   -------
Operating result from
discontinuing
operations                  333         99       (37)        51       73          68         5        369       223
--------------------------------      -----     -----      -----    -----       -----     -----     ------   -------
Non-operating result         (1)        (1)       (1)         1       (4)         (6)      (18)        (6)      (24)
--------------------------------      -----     -----      -----    -----       -----     -----     ------   -------
Income (Loss) before
income taxes                332         98       (38)        52       69          62       (13)       363       199
--------------------------------      -----     -----      -----    -----       -----     -----     ------   -------
Income taxes                 (6)         -        (3)        (2)     (35)        (30)        1        (44)      (31)
--------------------------------      -----     -----      -----    -----       -----     -----     ------   -------
Income (Loss) after
taxes                       326         98       (41)        50       34          32       (12)       319       168
--------------------------------      -----     -----      -----    -----       -----     -----     ------   -------


                                    [7] Operating result

                                    Breakdowns of the operating result by
                                    segment and by region are given in the table on pages 20 - 22.



18 BAYER ANNUAL REPORT 2001                                         [Bayer Logo]

Notes


                     Notes on segment reporting

                     In accordance with IAS 14 (Segment Reporting), a breakdown of certain data in the financial statements is given by segment and geographical region. The segments and regions are the same as those used for internal reporting. The aim is to provide users of the financial statements with information regarding the profitability and future prospects of the Group's various activities. To allow a more accurate appraisal of continuing operations, the discontinuing operations are shown separately.

                          The Bayer Group is managed on the basis of business
                     groups, which are aggregated into reportable segments according to economic characteristics, products, production processes, customer relationships and methods of distribution. There are currently 14 business groups, which are aggregated here into 7 reportable segments.

                          The segments shown as continuing operations embrace
                     the following activities:

                     Segment                Activity
                     -----------------------------------------------------------
                     Health Care
                     -----------------------------------------------------------
                     Pharmaceuticals &      Development and marketing of ethical
                     Biological Products    pharmaceuticals
                     -----------------------------------------------------------
                     Consumer Care &        Development and marketing of over-
                     Diagnostics            the-counter medications, nutritional
                                            supplements, insecticides and insect
                                            repellents and diagnostic products
                                            for central laboratory, near patient
                                            testing, and self-testing
                                            applications
                     -----------------------------------------------------------
                     Agriculture
                     -----------------------------------------------------------
                     Crop Protection        Development and marketing of
                                            insecticides, fungicides and
                                            herbicides for all climate zones
                     -----------------------------------------------------------
                     Animal Health          Development and marketing of
                                            veterinary medicines, nutritionals
                                            and grooming products for companion
                                            animals and livestock
                     -----------------------------------------------------------
                     Polymers
                     -----------------------------------------------------------
                     Plastics & Rubber      Manufacturing and marketing of
                                            engineering plastics and a variety
                                            of raw materials for the rubber and
                                            tire industries
                     -----------------------------------------------------------
                     Polyurethanes,         Development, manufacturing and
                     Coatings &             marketing of a range of
                     Colorants              polyurethane raw materials for a
                                            wide variety of applications, as
                                            well as coating and adhesive raw
                                            materials and colorants
                     -----------------------------------------------------------
                     Chemicals              Manufacture and marketing of bulk
                                            and specialty chemicals, metal and
                                            ceramic powders and cellulosics
                     -----------------------------------------------------------


                     The reconciliation eliminates intersegment items and reflects income and expenses not allocable to segments, such as central R&D expenses, corporate costs, and revenues and expenses from sideline operations. It also reflects non-allocable assets and liabilities.

                          Business activities that Bayer has already divested or
                     intends to divest are shown as discontinuing operations. These are the Haarmann & Reimer, Erdolchemie and Fibers business groups.




19 BAYER ANNUAL REPORT 2001                                         [Bayer Logo]

Financial Statements - Notes
-- Table of Contents


Key Data by Segment (1)

                                                 Health Care                               Agriculture
Segments                            Pharmaceuticals &     Consumer Care &      Crop Protection       Animal Health
                                   Biological Products      Diagnostics

(euro) million                       2001       2000      2001       2000      2001       2000      2001       2000

Net sales (external)                  5,729     6,140      4,104     3,888      2,708     2,456        988       999
--------------------------------------------------------------------------------------------------------------------
o Change in (euro)                    -6.7%    +22.7%      +5.6%    +15.6%     +10.3%    +12.8%      -1.1%     +8.9%
-------------------------------------------    ------      -----    ------     ------    ------      -----     -----
o Change in local currencies          -6.7%    +11.9%      +5.0%     +5.4%     +10.7%     +3.9%      -1.1%     -1.4%
-------------------------------------------    ------      -----    ------     ------    ------      -----     -----
Intersegment sales                       38        39          2         0        102        97          5         6
-------------------------------------------    ------      -----    ------     ------    ------      -----     -----
Other operating income                   62        90         49        51        102        38         13        41
-------------------------------------------    ------      -----    ------     ------    ------      -----     -----
Operating result before exceptionals    383     1,165        388       311        453       401        172       157
-------------------------------------------    ------      -----    ------     ------    ------      -----     -----
Return on sales before exceptionals    6.7%     19.0%       9.5%      8.0%      16.7%     16.3%      17.4%     15.7%
-------------------------------------------    ------      -----    ------     ------    ------      -----     -----
Exceptional items                      (332)       (5)       (47)     (134)         0         1          0        25
-------------------------------------------    ------      -----    ------     ------    ------      -----     -----
Operating result                         51     1,160        341       177        453       402        172       182
-------------------------------------------    ------      -----    ------     ------    ------      -----     -----
Return on sales                        0.9%     18.9%       8.3%      4.6%      16.7%     16.4%      17.4%     18.2%
-------------------------------------------    ------      -----    ------     ------    ------      -----     -----
Gross cash flow                         229     1,048        534       371        550       397        163       160
-------------------------------------------    ------      -----    ------     ------    ------      -----     -----
Capital invested                      5,352     5,267      3,799     3,650      3,884     3,664        645       725
-------------------------------------------    ------      -----    ------     ------    ------      -----     -----
CFROI                                  4.2%     21.3%      14.0%     10.4%      13.9%     14.0%      22.8%     20.0%
-------------------------------------------    ------      -----    ------     ------    ------      -----     -----
Equity-method income                      0         0          0         0          0         0          0         0
-------------------------------------------    ------      -----    ------     ------    ------      -----     -----
Equity-method investments                16        20          0         0          0         0          0         0
-------------------------------------------    ------      -----    ------     ------    ------      -----     -----
Total assets                          5,303     5,291      3,956     3,480      3,488     3,218        734       768
-------------------------------------------    ------      -----    ------     ------    ------      -----     -----
Capital expenditures                    415       553        267       192        215       233         49        50
-------------------------------------------    ------      -----    ------     ------    ------      -----     -----
Amortization and depreciation           364       273        291       256        247       143         40        40
-------------------------------------------    ------      -----    ------     ------    ------      -----     -----
Liabilities                           1,869     2,202      1,271     1,158      1,130       947        379       337
-------------------------------------------    ------      -----    ------     ------    ------      -----     -----
Research and development expenses     1,242     1,096        252       266        292       276         98        94
-------------------------------------------    ------      -----    ------     ------    ------      -----     -----
Number of employees (as of Dec. 31)  26,800    27,200     14,900    15,100     10,900    11,000      3,900     3,900
--------------------------------------------------------------------------------------------------------------------



Polymers Chemicals
Segments                            Plastics & Rubber       Polyurethanes,          Chemicals
                                                             Coatings &
                                                             Colorants

(euro) million                        2001      2000        2001       2000      2001       2000
Net sales (external)                   5,581     5,816      5,207     5,076      3,749     3,410
--------------------------------------------    ------      -----    ------     ------    ------
o Change in (euro)                     -4.0%    +25.7%      +2.6%    +30.0%      +9.9%    +19.4%
--------------------------------------------    ------      -----    ------     ------    ------
o Change in local currencies           -5.0%    +19.5%      +2.1%    +23.4%     +10.0%    +13.3%
--------------------------------------------    ------      -----    ------     ------    ------
Intersegment sales                       116       122        138       462        456       466
--------------------------------------------    ------      -----    ------     ------    ------
Other operating income                    87        28         51        42         53        35
--------------------------------------------    ------      -----    ------     ------    ------
Operating result before exceptionals     288       560        146       518        271       370
--------------------------------------------    ------      -----    ------     ------    ------
Return on sales before exceptionals     5.2%      9.6%       2.8%     10.2%       7.2%     10.9%
--------------------------------------------    ------      -----    ------     ------    ------
Exceptional items                       (50)      (45)      (100)      (45)       (68)        24
--------------------------------------------    ------      -----    ------     ------    ------
Operating result                         238       515         46       473        203       394
--------------------------------------------    ------      -----    ------     ------    ------
Return on sales                         4.3%      8.9%       0.9%      9.3%       5.4%     11.6%
--------------------------------------------    ------      -----    ------     ------    ------
Gross cash flow                          587       802        614       754        379       497
--------------------------------------------    ------      -----    ------     ------    ------
Capital invested                       6.405     6,456      8,051     8,011      4,774     4,665
--------------------------------------------    ------      -----    ------     ------    ------
CFROI                                   8.9%     12.7%       7.5%     10.7%       7.7%     11.0%
--------------------------------------------    ------      -----    ------     ------    ------
Equity-method income                       0       (1)          0         0          0         5
--------------------------------------------    ------      -----    ------     ------    ------
Equity-method investments                 27        23        773       616         13        18
--------------------------------------------    ------      -----    ------     ------    ------
Total assets                           5,867     6,176      7,493     7,568      4,216     4,421
--------------------------------------------    ------      -----    ------     ------    ------
Capital expenditures                     592       652        492       359        483       424
--------------------------------------------    ------      -----    ------     ------    ------
Amortization and depreciation            482       446        604       466        334       293
--------------------------------------------    ------      -----    ------     ------    ------
Liabilities                            1,339     1,696      2,311     1,737      1,797     1,813
--------------------------------------------    ------      -----    ------     ------    ------
Research and development expenses        134       128        186       151        114       105
--------------------------------------------    ------      -----    ------     ------    ------
Number of employees (as of Dec. 31)   17,900    18,500     15,100    16,100     19,500    20,500
------------------------------------------------------------------------------------------------




20 BAYER ANNUAL REPORT 2001                                         [Bayer Logo]

Financial Statements - Notes
-- Table of Contents


Key Data by Segment (2)

Segments                             Reconciliation    Continuing operations    Discontinuing        Bayer Group
                                                                                 operations
(euro) million                       2001       2000      2001       2000      2001       2000      2001     2000

Net sales (external)                  872        830     28,938    28,615      1,337     2,356     30,275   30,971
------------------------------------------   --------   -------   -------      -----     -----    -------  -------
o Change in euro)                                         +1.1%    +21.4%                           -2.2%    +13.4%
------------------------------------------   --------   -------   -------      -----     -----    -------  -------
o Change in local currencies                              +0.8%    +12.1%                           -2.5%    +4.5%
------------------------------------------   --------   -------   -------      -----     -----    -------  -------
Intersegment sales                   (857)    (1,192)
------------------------------------------   --------   -------   -------      -----     -----    -------  -------
Other operating income                 63        100        480       425        340        37        820      462
------------------------------------------   --------   -------   -------      -----     -----    -------  -------
Operating result before exceptionals (246)      (273)     1,855     3,209         76       247      1,931    3,456
------------------------------------------   --------   -------   -------      -----     -----    -------  -------
Return on sales before exceptionals                        6.4%     11.2%                            6.4%     11.2%
------------------------------------------   --------   -------   -------      -----     -----    -------  -------
Exceptional items                     (16)        34      (613)     (145)        293      (24)      (320)     (169)
------------------------------------------   --------   -------   -------      -----     -----    -------  -------
Operating result                     (262)      (239)     1,242     3,064        369       223      1,611    3,287
------------------------------------------   --------   -------   -------      -----     -----    -------  -------
Return on sales                                            4.3%     10.7%                            5.3%     10.6%
------------------------------------------   --------   -------   -------      -----     -----    -------  -------
Gross cash flow                      (230)      (182)     2,826     3,847         97       317      2,923    4,164
------------------------------------------   --------   -------   -------      -----     -----    -------  -------
Capital invested                       556        441    33,466    32,879      1,392     2,183     34,858   35,062
------------------------------------------   --------   -------   -------      -----     -----    -------  -------
CFROI                                                       8.3%     12.6%                            8.2%    12.7%
------------------------------------------   --------   -------   -------      -----     -----    -------  -------
Equity-method income                    12        (5)        12       (1)         14        72         26       71
------------------------------------------   --------   -------   -------      -----     -----    -------  -------
Equity-method investments              158        182       987       859        179       487      1,166    1,346
------------------------------------------   --------   -------   -------      -----     -----    -------  -------
Total assets                         4,933      3,529    35,990    34,451      1,049     2,000     37,039   36,451
------------------------------------------   --------   -------   -------      -----     -----    -------  -------
Capital expenditures                    40         23     2,553     2,486         64       161      2,617    2,647
------------------------------------------   --------   -------   -------      -----     -----    -------  -------
Amortization and depreciation           41         73     2,403     1,990        113       149      2,516    2,139
------------------------------------------   --------   -------   -------      -----     -----    -------  -------
Liabilities                          9,616      9,363    19,712    19,253        307       821     20,019   20,074
------------------------------------------   --------   -------   -------      -----     -----    -------  -------
Research and development expenses      170        203     2,488     2,319         71        74      2,559    2,393
------------------------------------------   --------   -------   -------      -----     -----    -------  -------
Number of employees (as of Dec. 31)  3,000      1,600   112,000   113,900      4,900     8,200    116,900  122,100
------------------------------------------------------------------------------------------------------------------



21 BAYER ANNUAL REPORT 2001                                         [Bayer Logo]

Financial Statements - Notes
-- Table of Contents


Key Data By Region

Regions                                  Europe            North America        Asia/Pacific          Latin America/
                                                                                                    Africa/Middle East
(euro) million                          2001      2000       2001      2000       2001      2000       2001      2000

Net sales (external) - by market      11,659    11,299      9,473     9,352      4,660     4,819      3,146     3,145
--------------------------------------------    ------     ------    ------     ------    ------     ------    ------
Net sales (external) - by point
of origin                             12,999    12,916      9,806     9,699      3,817     3,761      2,316     2,239
--------------------------------------------    ------     ------    ------     ------    ------     ------    ------
o Change in (euro)                     +0.6%    +11.4%      +1.1%    +29.6%      +1.5%    +42.2%      +3.4%    +20.6%
--------------------------------------------    ------     ------    ------     ------    ------     ------    ------
o Change in local currencies           +0.5%    +10.9%      -1.9%    +14.1%      +7.3%    +26.5%      +2.5%     +7.8%
--------------------------------------------    ------     ------    ------     ------    ------     ------    ------
Interregional sales                    3,154     3,018      1,927     1,603        226       228        116        98
--------------------------------------------    ------     ------    ------     ------    ------     ------    ------
Other operating income                   312       256         70        62         48        64         50        43
--------------------------------------------    ------     ------    ------     ------    ------     ------    ------
Operating result before exceptionals   1,707     2,216         23       729        241       404        219       213
--------------------------------------------    ------     ------    ------     ------    ------     ------    ------
Return on sales before exceptionals    13.1%     17.2%       0.2%      7.5%       6.3%     10.7%       9.5%      9.5%
--------------------------------------------    ------     ------    ------     ------    ------     ------    ------
Exceptional items                      (272)        20      (278)     (144)       (14)      (21)       (30)         0
--------------------------------------------    ------     ------    ------     ------    ------     ------    ------
Operating result                       1,435     2,236      (255)       585        227       383        189       213
--------------------------------------------    ------     ------    ------     ------    ------     ------    ------
Return on sales                        11.0%     17.3%      -2.6%      6.0%       5.9%     10.2%       8.2%      9.5%
--------------------------------------------    ------     ------    ------     ------    ------     ------    ------
Gross cash flow                        2,037     2,096        632     1,521        312       357        225       228
--------------------------------------------    ------     ------    ------     ------    ------     ------    ------
Capital invested                      16,355    15,849     12,808    13,025      2,711     2,628      1,607     1,433
--------------------------------------------    ------     ------    ------     ------    ------     ------    ------
CFROI                                  12.5%     15.2%       4.7%     12.2%      11.3%     14.3%      14.5%     16.4%
--------------------------------------------    ------     ------    ------     ------    ------     ------    ------
Equity-method income                      12         0          0         0          0       (1)          0         0
--------------------------------------------    ------     ------    ------     ------    ------     ------    ------
Equity-method investments                351       255        618       582          2         2         16        20
--------------------------------------------    ------     ------    ------     ------    ------     ------    ------
Total assets                          17,298    15,988     12,652    12,859      3,132     3,085      1,834     1,723
--------------------------------------------    ------     ------    ------     ------    ------     ------    ------
Capital expenditures                   1,620     1,440        560       749        255       199        118        98
--------------------------------------------    ------     ------    ------     ------    ------     ------    ------
Amortization and depreciation          1,227       971        918       818        150       118        104        83
--------------------------------------------    ------     ------    ------     ------    ------     ------    ------
Liabilities                            9,769     8,736      6,407     6,627      1,382     1,489        673       672
--------------------------------------------    ------     ------    ------     ------    ------     ------    ------
Research and development expenses      1,559     1,342        690       681         68        83          9        10
--------------------------------------------    ------     ------    ------     ------    ------     ------    ------
Number of employees (as of Dec. 31)   64,600    65,700     23,200    24,100     12,600    12,100     11,000    11,400
---------------------------------------------------------------------------------------------------------------------




Regions                              Reconciliation     Continuing operations    Discontinuing         Bayer Group
                                                                                  operations
(euro) million                       2001       2000        2001      2000       2001      2000       2001     2000

Net sales (external) - by market                           28,938    28,615      1,337     2,356     30,275    30,971
-------------------------------------------    -------    -------   -------     ------    ------    -------   -------
Net sales (external) - by point
of origin                                                  28,938    28,615      1,337     2,356     30,275    30,971
-------------------------------------------    -------    -------   -------     ------    ------    -------   -------
o Change in (euro)                                          +1.1%    +21.4%                           -2.2%    +13.4%
-------------------------------------------    -------    -------   -------     ------    ------    -------   -------
o Change in local currencies                                +0.8%    +12.1%                           -2.5%     +4.5%
-------------------------------------------    -------    -------   -------     ------    ------    -------   -------
Interregional sales                 (5,423)    (4,947)
-------------------------------------------    -------    -------   -------     ------    ------    -------   -------
Other operating income                                        480       425        340        37        820       462
-------------------------------------------    -------    -------   -------     ------    ------    -------   -------
Operating result before exceptionals  (335)      (353)      1,855     3,209         76       247      1,931     3,456
-------------------------------------------    -------    -------   -------     ------    ------    -------   -------
Return on sales before exceptionals                          6.4%     11.2%                            6.4%     11.2%
-------------------------------------------    -------    -------   -------     ------    ------    -------   -------
Exceptional items                      (19)          0      (613)     (145)        293      (24)      (320)     (169)
-------------------------------------------    -------    -------   -------     ------    ------    -------   -------
Operating result                      (354)      (353)      1,242     3,064        369       223      1,611     3,287
-------------------------------------------    -------    -------   -------     ------    ------    -------   -------
Return on sales                                              4.3%     10.7%                            5.3%     10.6%
-------------------------------------------    -------    -------   -------     ------    ------    -------   -------
Gross cash flow                       (380)      (355)      2,826     3,847         97       317      2,923     4,164
-------------------------------------------    -------    -------   -------     ------    ------    -------   -------
Capital invested                       (15)       (56)     33,466    32,879      1,392     2,183     34,858    35,062
-------------------------------------------    -------    -------   -------     ------    ------    -------   -------
CFROI                                                        8.3%     12.6%                            8.2%     12.7%
-------------------------------------------    -------    -------   -------     ------    ------    -------   -------
Equity-method income                                           12       (1)         14        72         26        71
-------------------------------------------    -------    -------   -------     ------    ------    -------   -------
Equity-method investments                                     987       859        179       487      1,166     1,346
-------------------------------------------    -------    -------   -------     ------    ------    -------   -------
Total assets                          1,074        796     35,990    34,451      1,049     2,000     37,039    36,451
-------------------------------------------    -------    -------   -------     ------    ------    -------   -------
Capital expenditures                      0          0      2,553     2,486         64       161      2,617     2,647
-------------------------------------------    -------    -------   -------     ------    ------    -------   -------
Amortization and depreciation             4          0      2,403     1,990        113       149      2,516     2,139
-------------------------------------------    -------    -------   -------     ------    ------    -------   -------
Liabilities                           1,481      1,729     19,712    19,253        307       821     20,019    20,074
-------------------------------------------    -------    -------   -------     ------    ------    -------   -------
Research and development expenses       162        203      2,488     2,319         71        74      2,559     2,393
-------------------------------------------    -------    -------   -------     ------    ------    -------   -------
Number of employees (as of Dec. 31)     600        600    112,000   113,900      4,900     8,200    116,900   122,100
-------------------------------------------    -------    -------   -------     ------    ------    -------   -------





22 BAYER ANNUAL REPORT 2001                                         [Bayer Logo]

Notes


                     The segment data are calculated as follows:

                     o The intersegment and interregional sales reflect intragroup transactions effected at transfer prices fixed on an arm's-length basis.

                     o Comparability of the operating results of different years may be restricted by exceptional items relating particularly to restructuring measures and acquisitions or divestitures of companies or businesses. The operating result before exceptional items is therefore shown in addition.

                     o The return on sales before exceptional items is the ratio of the operating result before exceptional items to external sales.

                     o Expenses included in exceptional items mainly relate to restructuring measures.

                     o The return on sales is the ratio of the operating result after exceptional items to external sales.

                     o Gross cash flow is the excess of cash receipts over cash disbursements before application of funds.

                     o The capital invested comprises all the assets that serve a segment and are required to yield a return, less interest-free liabilities. It is stated as of December 31.

                     o The CFROI is the ratio of the gross cash flow to the average capital invested for the year.

                     o The equity items are those reflected in the balance sheet and income statement. They are allocated to the segments where possible. Equity-method income reconciles to the income statement line "Income from investments in affiliated companies - net" as follows:

                     (euro) million                                2001     2000

                     Equity-method income                            26      71
                     ---------------------------------------         ---    ----
                     Dividends and similar income                    15      18
                     ---------------------------------------         ---    ----
                     Income from profit and loss transfer
                     agreements                                       o       1
                     ---------------------------------------         ---    ----
                     Gains from the sale of investments in
                     affiliated companies                            16     204
                     ---------------------------------------         ---    ----
                     Losses from the sale of investments in
                     affiliated companies                            (3)     (1)
                     ---------------------------------------         ---    ----
                     Write-downs of investments in affiliated
                     companies                                        0     (10)
                     ---------------------------------------         ---    ----
                     Income from investments in affiliated
                     companies - net                                 54     283
                     ---------------------------------------         ---    ----


                     o Capital expenditures, amortization and depreciation relate to intangible assets, property, plant and equipment.





23 BAYER ANNUAL REPORT 2001                                         [Bayer Logo]

Notes


                     [8] Income from investments in affiliated companies - net This comprises the following items:


                     (euro) million                                2001    2000

                     Dividends and similar income                    15      18
                     o of which (euro)12 million (2000:
                       (euro)8 million) from subsidiaries
                     -----------------------------------------        ---   ----
                     Income from profit and loss transfer
                     agreements                                        o      1
                     o of which (euro)12 million (2000:
                       (euro)1 million)from subsidiaries
                     -----------------------------------------        ---   ----
                     Equity-method income (expense)                   26     71
                     -----------------------------------------        ---   ----
                     Gains from the sale of investments in
                     affiliated companies                             16    204
                     -----------------------------------------        ---   ----
                     Losses from the sale of investments in
                     affiliated companies                             (3)    (1)
                     -----------------------------------------        ---   ----
                     Write-downs of investments in affiliated
                     companies                                         0    (10)
                     -----------------------------------------        ---   ----
                                                                      54    283
                     -----------------------------------------        ---   ----


                          In the previous year this item contained the (euro) 65
                     million gain from the sale of the 11 percent interest in Myriad Genetics, Salt Lake City, Utah and the (euro) 142 million gain from the sale of the 25 percent interest in Schein Pharmaceutical Inc., Florham Park, New Jersey.

                     [9] Interest expense - net
                     Interest income and expense comprises:

                     (euro) million                                  2001   2000

                     Income from other securities and loans
                     included in investments                           9     10
                     -----------------------------------------      -----  -----
                     Other interest and similar income               108    143
                     o of which(euro)1 million (2000:
                       (euro)4 million) from subsidiaries
                     -----------------------------------------      -----  -----
                     Interest and similar expenses                  (466)  (464)
                     o of which(euro)5 milliion (2000:
                       (euro)24 million) to subsidiaries
                     -----------------------------------------      -----  -----
                                                                     349   (311)
                     -----------------------------------------      -----  -----


                          Finance leases are capitalized under property, plant
                     and equipment in compliance with IAS 17 (Leases). The interest portion of the lease payments, amounting to (euro) 9 million in 2001, is reflected in interest expense.

                          Interest expense incurred to finance the construction
                     phase of major investment projects is not included here. Such interest expense, amounting in 2001 to (euro) 30 million (2000: (euro) 28 million), is capitalized as part of the cost of acquisition or construction of the property, plant or equipment concerned, based on an average capitalization rate of 5 percent.




24 BAYER ANNUAL REPORT 2001                                         [Bayer Logo]

Notes


                     [10] Other non-operating expense - net
                     This item comprises:

                     (euro) million                                             2001          2000

                     Interest portion of interest-bearing provisions            (274)         (272)
                     -----------------------------------------------            -----         -----
                     Net exchange gain (loss)                                     49           (21)
                     -----------------------------------------------            -----         -----
                     Miscellaneous non-operating expenses                        (28)          (18)
                     -----------------------------------------------            -----         -----
                     Miscellaneous non-operating income                           52            42
                     -----------------------------------------------            -----         -----
                                                                                (201)         (269)
                     -----------------------------------------------            -----         -----

                     Miscellaneous non-operating income includes (euro) 25 million (2000: (euro) 18 million) in gains from the sale of marketable securities.

                     [11] Income taxes

                     This item comprises the income taxes paid or accrued in the individual countries, plus deferred taxes. Deferred taxes arise from temporary differences between the carrying amounts of assets or liabilities in the accounting and tax balance sheets, from consolidation measures and from realizable loss carryforwards. Deferred taxes are calculated at the rates which - on the basis of the statutory regulations in force, or already enacted in relation to future periods, as of the closing date - are expected to apply in the individual countries at the time of realization.

                     The breakdown of pre-tax income and income tax expense by origin is as follows:

                     (euro) million                           2001         2000

                     Income before income taxes
                     ----------------------------            -----        -----
                     - Germany                                 971        1,482
                     ----------------------------            -----        -----
                     - Other countries                         144        1,508
                     ----------------------------            -----        -----
                                                             1,115        2,990
                     ----------------------------            -----        -----

                     Income taxes paid or accrued
                     ----------------------------            -----        -----
                     - Germany                                 122          442
                     ----------------------------            -----        -----
                     - Other countries                         502          321
                     ----------------------------            -----        -----
                                                               624          763
                     ----------------------------            -----        -----

                     Deferred taxes
                     ----------------------------            -----        -----
                     - from temporary differences             (272)         383
                     ----------------------------            -----        -----
                     - from loss carryforwards                (198)           2
                     ----------------------------            -----        -----
                                                              (470)         385
                     ----------------------------            -----        -----
                                                               154        1,148
                     ----------------------------            -----        -----


                          A valuation allowance is recognized against tax loss
                     carryforwards when it is not sufficiently certain that this income will be realized.

                          Changes in tax rates diminished deferred tax expense
                     for 2001 by(euro)8 million (2000:(euro)21 million).




25  BAYER ANNUAL REPORT 2001                                        [Bayer Logo]

Notes



                          Deferred taxes - computed according to IAS 12 (Income
                     Taxes) - result primarily from temporary differences between the accounting and tax balance sheets of the individual consolidated companies with regard to the recognition and/or valuation of certain items.

                          The deferred tax assets and liabilities are allocable
                     to the various balance sheet items as follows:

                  (euro) million                             Dec. 31, 2001              Dec. 31, 2000

                                                  Deferred tax  Deferred tax Deferred tax  Deferred tax
                                                        assets   liabilities  liabilities   liabilities

                  Intangible assets                      438           177          87           72
                  ----------------------------        -------       -------      ------       ------
                  Property, plant and equipment          243         1,672          68        1,745
                  ----------------------------        -------       -------      ------       ------
                  Investments                             20            88           2           79
                  ----------------------------        -------       -------      ------       ------
                  Inventories                            267            86         298           86
                  ----------------------------        -------       -------      ------       ------
                  Receivables                            122            53         116           51
                  ----------------------------        -------       -------      ------       ------
                  Other current assets                    11           189          51          132
                  ----------------------------        -------       -------      ------       ------
                  Pension provisions                     357           247         327          202
                  ----------------------------        -------       -------      ------       ------
                  Other provisions                       166            74         144           46
                  ----------------------------        -------       -------      ------       ------
                  Other liabilities                      158            30         163           40
                  ----------------------------        -------       -------      ------       ------
                  Loss carryforwards                     282             -          82            -
                  ----------------------------        -------       -------      ------       ------
                  Valuation allowance for loss
                  carryforwards                           78             -          67            -
                  ----------------------------        -------       -------      ------       ------
                                                       1,986         2,616       1,271        2,453
                  ----------------------------        -------       -------      ------       ------
                  Set-off*                            (1,378)       (1,378)       (858)        (858)
                  ----------------------------        -------       -------      ------       ------
                                                         608         1,238         413        1,595
                  ----------------------------        -------       -------      ------       ------

* According to IAS 12 (Income Taxes), deferred tax assets and deferred tax liabilities should, under certain conditions, be offset if they relate to income taxes levied by the same taxation authority.

                     In 2001, deferred tax assets of (euro) 9 million and deferred tax liabilities of (euro) 10 million relate to changes in the scope of consolidation. Utilization of tax loss carryforwards from previous years diminished the amount of income taxes paid or accrued in 2001 by (euro) 88 million (2000: (euro) 7 million).

                          The value of existing loss carryforwards by expiration
                     date is as follows:

                    (euro) million             Dec. 31, 2001      Dec. 31, 2000

                    One year                              6                   3
                    ------------------         -------------      -------------
                    Two years                            11                  20
                    ------------------         -------------      -------------
                    Three years                          16                  11
                    ------------------         -------------      -------------
                    Four years                           50                  22
                    ------------------         -------------      -------------
                    Five years or more                  653                 196
                    ------------------         -------------      -------------
                                                        736                 252
                    ------------------         -------------      -------------


                     Deferred tax assets of (euro) 204 million (2000: (euro) 15 million) are recognized on the (euro) 540 million (2000:
                     (euro) 48 million) of loss carryforwards that represent income likely to be realized in the future. Recognition of these deferred tax assets results in deferred tax income of
                     (euro) 198 million.




26  BAYER ANNUAL REPORT 2001                                        [Bayer Logo]

Notes



                          Deferred tax liabilities have not been recognized for
                     temporary differences associated with investments in foreign subsidiaries of (euro) 3,030 million (2000: (euro) 2,887 million) as Bayer has determined that the profits concerned will not be distributed in the foreseeable future. If deferred taxes were recognized for these temporary differences, the liability would be based on the respective withholding tax rates only. For most countries, double taxation agreements ensure that any withholding taxes paid can be deducted from the tax base or the tax to be paid in Germany.

                          The actual income tax expense for 2001 of (euro) 154
                     million (2000: (euro) 1,148 million) is (euro) 259 million (2000: (euro) 31 million) less than the (euro) 413 million (2000: (euro) 1,179 million) that would result from applying to the pre-tax income of the Group a tax rate of
                     37.1 percent (2000: 39.5 percent), which is the weighted average of the theoretical tax rates for the individual Group companies.

                          The reconciliation of theoretical to actual income tax
                     expense for the Group is as follows:

                                                                 2001             2000

                                                            (euro)         ( euro)
                                                            million   %     million     %

                     Theoretical income tax expense           413    100     1,179     100
                     ----------------------------------      -----   ----    ------    ----
                     Lower taxes due to tax-free income      (283)   (68)     (151)    (13)
                     ----------------------------------      -----   ----    ------    ----
                     Higher taxes due to
                     non-tax-deductible expenses               47     11        93       8
                     ----------------------------------      -----   ----    ------    ----
                     Other tax effects                        (23)    (5)       27       2
                     ----------------------------------      -----   ----    ------    ----
                     Actual income tax expense                154     38     1,148      97
                     ----------------------------------      -----   ----    ------    ----
                     Effective tax rate in%                  13.8             38.4
                     ----------------------------------      -----   ----    ------    ----

                     [12] Other taxes

                     Other taxes amounting to (euro) 247 million (2000: (euro) 229 million) are included in the cost of goods sold, selling expenses, research and development expenses or general administration expenses. These are mainly property-related taxes.

                     [13] Minority stockholders' interest

                     Minority interest in income amounts to(euro)6 million (2000:(euro)29 million), and minority interest in losses to(euro)10 million (2000:(euro)3 million), adding(euro)4 million to (2000: subtracting(euro)26 million from) income after taxes.

                     [14] Earnings per share

                     Earnings per share are determined according to IAS 33 (Earnings Per Share) by dividing the net income by the average number of shares.

                          In 2001, as in 2000, the number of shares remained
                     constant at 730,341,920. Earnings per share were(euro)1.32 (2000:(euro)2.49).

                          There were no subscription rights outstanding in 2001
                     or 2000, and therefore no dilutive potential shares.

                     [15] Cost of materials

                     The total cost of materials for continuing operations amounted to(euro)11,057 million (2000:(euro)10,040 million), comprising(euro)10,361 million (2000:(euro)9,380 million) in expenses



27  BAYER ANNUAL REPORT 2001                                        [Bayer Logo]

Notes



                     for raw materials, supplies and goods purchased for resale, and(euro)696 million (2000:(euro)660 million) in expenses for purchased services.

                          The cost of materials for the discontinuing operations
                     was(euro)533 million (2000:(euro)1,168 million). While Erdolchemie incurred costs of(euro)153 million (2000:(euro)545 million) entirely for raw materials and supplies, Haarman & Reiner accounted for(euro)344 million (2000:(euro)393 million), including (euro) 10 million (2000:(euro)10 million) for purchased services. Fibers accounted for(euro)36 million (2000:(euro)126 million), including(euro)10 million (2000:(euro)23 million) for purchased services. In 2000, DyStar accounted for(euro)104 million, which included(euro)1 million for purchased services.

                     [16] Personnel expenses

                     Personnel expenses for continuing operations rose in 2001 by (euro) 281 million to (euro) 7,576 million. Of the increase, (euro) 43 million is due to exchange rate fluctuations.

                     The breakdown of personnel expenses is as follows:


                                                                Discontinuing operations
(euro)million               Continuing         Erdolchemie        Fibers           H & R         DyStar
                            operations
                          2001      2000     2001      2000    2001    2000     2001    2000     2000

Wages and salaries        6,005    5,814       18       55      32       54      188    184       67
------------------        ------   ------      ---      ---     ---      ---     ----   ----      ---
Social expenses           1,571    1,481        5       15       6       13       47     39       13
------------------        ------   ------      ---      ---     ---      ---     ----   ----      ---
- of which pension
expenses                   (430)    (397)      (2)      (5)     (o)      (3)     (14)    (8)      (3)
------------------        ------   ------      ---      ---     ---      ---     ----   ----      ---
                          7,576    7,295       23       70      38       67      235     223      80
------------------        ------   ------      ---      ---     ---      ---     ----   ----      ---


                     [17] Number of employees

                     The average number of employees in continuing operations, classified by corporate functions, was as follows:

                                                        2001            2000

                     Marketing                         33,768          33,191
                     -----------------                -------         -------
                     Technology                        60,168          59,923
                     -----------------                -------         -------
                     Research                          11,150          11,007
                     -----------------                -------         -------
                     Administration                     8,972           9,426
                     -----------------                -------         -------
                                                      114,058         113,547
                     -----------------                -------         -------
                     of which trainees                  2,641           2,667
                     -----------------                -------         -------


                     The employees of joint ventures are included in the above figures in proportion to Bayer's interests in the respective companies. The total number of people employed by our joint ventures in 2001 was 1,075 (2000: 1,048).

                          The figures in the above table do not include people
                     employed in discontinuing operations. In 2001, Haarman & Reimer employed on average 3,660 people (2000: 3,742); Fibers employed on average 1,169 people (2000: 1,643).





28  BAYER ANNUAL REPORT 2001                                        [Bayer Logo]

Notes




NOTES TO THE         [18] Intangible assets
BALANCE SHEETS       Acquired intangible assets other than goodwill are
                     recognized at cost and amortized by the straight-line method over a period of 4 to 15 years, depending on their estimated useful lives. Write-downs are made for impairment losses. Assets are written back if the reasons for previous years' write-downs no longer apply.

                          Goodwill, including that resulting from capital
                     consolidation, is capitalized in accordance with IAS 22 and amortized on a straight-line basis over a maximum estimated useful life of 20 years. The value of goodwill is reassessed regularly based on impairment indicators and written down if necessary. In compliance with IAS 36 (Impairment of Assets), such write-downs of goodwill are measured by comparison to the discounted cash flows expected to be generated by the assets to which the goodwill can be ascribed.

                          Self-created intangible assets are not capitalized.

                          Certain development costs relating to the application
                     development stage of internally developed software are capitalized in the Group balance sheet. These costs are amortized over their useful life from the date they are placed in service.

                          Changes in intangible assets in 2001 were as follows:


(euro)million                              Acquired concessions,           Acquired       Advance       Total
                                           industrial property rights,     goodwill      payments
                                           similar rights and assets,
                                           and licenses thereunder

Gross carrying amounts, Dec. 31, 2000                       4,566             1,289          71        5,926
-------------------------------------                       ------            ------        ----       -----
Exchange differences                                          146                31           2          179
-------------------------------------                       ------            ------        ----       -----
Changes in scope of consolidation                             (17)               50           -           33
-------------------------------------                       ------            ------        ----       -----
Acquisitions                                                  266                50           -          316
-------------------------------------                       ------            ------        ----       -----
Capital expenditures                                          362                 -          44          406
-------------------------------------                       ------            ------        ----       -----
Retirements                                                  (155)              (22)         (2)        (179)
-------------------------------------                       ------            ------        ----       -----
Transfers                                                      72                 1         (73)           -
-------------------------------------                       ------            ------        ----       -----
Gross carrying amounts, Dec. 31, 2001                       5,240             1,399          42        6,681
-------------------------------------                       ------            ------        ----       -----
Accumulated amortization
and write-downs, Dec. 31, 2000                                772               311           -        1,083
-------------------------------------                       ------            ------        ----       -----
Exchange differences                                           27                 7           -           34
-------------------------------------                       ------            ------        ----       -----
Changes in scope of consolidation                              (9)               (3)          -          (12)
-------------------------------------                       ------            ------        ----       -----
Amortization and write-downs in 2001                          554               115           -          669
o   of which write-downs                                       [2]               [-]         [-]          [2]
-------------------------------------                       ------            ------        ----       -----
Write-backs                                                    (1)                -           -           (1)
-------------------------------------                       ------            ------        ----       -----
Retirements                                                  (100)               (6)          -         (106)
-------------------------------------                       ------            ------        ----       -----
Transfers                                                       -                 -           -            -
-------------------------------------                       ------            ------        ----       -----
Accumulated amortization and
write-downs, Dec. 31, 2001                                  1,243               424          -         1,667
-------------------------------------                       ------            ------        ----       -----
Net carrying amounts, Dec. 31, 2001                         3,997               975          42        5,014
-------------------------------------                       ------            ------        ----       -----
Net carrying amounts, Dec. 31, 2000                         3,794               978          71        4,843
-------------------------------------                       ------            ------        ----       -----


                     The exchange differences are the differences between the carrying amounts at the beginning and the end of the year that result from translating foreign companies' figures at the respective different exchange rates and changes in their assets during the year at the average rate for the year.





29  BAYER ANNUAL REPORT 2001                                        [Bayer Logo]

Notes


                     [19] Property, plant and equipment

                     Property, plant and equipment is carried at the cost of acquisition or construction. Assets subject to depletion are depreciated over their estimated useful lives. Write-downs are made for any declines in value that go beyond the depletion reflected in depreciation. In compliance with IAS 36 (Impairment of Assets), such write-downs are measured by comparing the carrying amounts to the discounted cash flows expected to be generated by the respective assets. Where it is not possible to estimate the impairment loss for an individual asset, the loss is assessed on the basis of the discounted cash flow for the cash-generating unit to which the asset belongs. Assets are written back if the reasons for previous years' write-downs no longer apply.

                          The cost of construction of self-constructed property,
                     plant and equipment comprises the direct cost of materials, direct manufacturing expenses, appropriate allocations of material and manufacturing overheads, and an appropriate share of the depreciation and write-downs of assets used in construction. It includes the shares of expenses for company pension plans and discretionary employee benefits that are attributable to construction.

                          If the construction phase of property, plant or
                     equipment extends over a long period, the interest incurred on borrowed capital up to the date of completion is capitalized as part of the cost of acquisition or construction.

                          Expenses for the repair of property, plant and
                     equipment are normally charged against income, but they are capitalized if they result in an enlargement or substantial improvement of the respective assets.

                          Property, plant and equipment is depreciated by the
                     straight-line method, except where the declining-balance method is more appropriate in light of the actual utilization pattern.

                          When assets are closed down, sold, or abandoned, the
                     difference between the net proceeds and the net carrying amount of the assets is recognized as a gain or loss in other operating income or expenses, respectively.

                        The following depreciation periods, based on the
                     estimated useful lives of the respective assets, are applied throughout the Group:

                     Buildings                                    20 to 50 years
                     -----------------------------------------------------------
                     Outdoor infrastructure                       10 to 20 years
                     -----------------------------------------------------------
                     Plant installations                           6 to 20 years
                     -----------------------------------------------------------
                     Machinery and apparatus                       6 to 12 years
                     -----------------------------------------------------------
                     Laboratory and research facilities             3 to 5 years
                     -----------------------------------------------------------
                     Storage tanks and pipelines                  10 to 20 years
                     -----------------------------------------------------------
                     Vehicles                                       4 to 8 years
                     -----------------------------------------------------------
                     Computer equipment                             3 to 5 years
                     -----------------------------------------------------------
                     Furniture and fixtures                        4 to 10 years
                     -----------------------------------------------------------


                     In accordance with IAS 17 (Leases), assets leased on terms equivalent to financing a purchase by a long-term loan (finance leases) are capitalized at the lower of their fair value or the present value of the minimum lease payments. The leased assets are depreciated over their estimated useful life except where subsequent transfer of title is uncertain, in which case they are depreciated over their estimated useful life or the respective lease term, whichever is shorter. The future lease payments are recorded as financial obligations.





30  BAYER ANNUAL REPORT 2001                                        [Bayer Logo]

Notes


        Changes in property, plant and equipment in 2001 were as follows:


(euro)million                           Land and     Machinery       Furniture,    Construction in        Total
                                        buildings          and     fixtures and       progress and
                                                     technical            other            advance
                                                     equipment        equipment        payments to
                                                                                       vendors and
                                                                                       contractors

Gross carrying amounts, Dec. 31, 2000       7,978       19,986            2,513              1,262       31,739
-------------------------------------       ------      -------           ------             ------      -------
Exchange differences                           91          318               20                 32          461
-------------------------------------       ------      -------           ------             ------      -------
Changes in scope of consolidation            (165)        (991)             (51)               (60)      (1,267)
-------------------------------------       ------      -------           ------             ------      -------
Acquisitions                                    -            -                -                  -            -
-------------------------------------       ------      -------           ------             ------      -------
Capital expenditures                           78          373              250              1,510        2,211
-------------------------------------       ------      -------           ------             ------      -------
Retirements                                  (144)        (732)            (349)               (29)      (1,254)
-------------------------------------       ------      -------           ------             ------      -------
Transfers                                     310          590              117             (1,017)           -
-------------------------------------       ------      -------           ------             ------      -------
Gross carrying amounts, Dec. 31, 2001       8,148       19,544            2,500              1,698       31,890
-------------------------------------       ------      -------           ------             ------      -------
Accumulated depreciation
and write-downs, Dec. 31, 2000              4,092       12,583            1,712                  7       18,394
-------------------------------------       ------      -------           ------             ------      -------
Exchange differences                           31          153               12                  -          196
-------------------------------------       ------      -------           ------             ------      -------
Changes in scope of consolidation            (114)        (811)             (41)                 -         (966)
-------------------------------------       ------      -------           ------             ------      -------
Depreciation and write-downs in 2001          274        1,276              286                 11        1,847
o  of which write-downs                       [-]          [38]              [1]               [11]         [50]
-------------------------------------       ------      -------           ------             ------      -------
Write-backs                                     -            -                -                  -            -
-------------------------------------       ------      -------           ------             ------      -------
Retirements                                  (118)        (710)            (296)                 -       (1,124)
-------------------------------------       ------      -------           ------             ------      -------
Transfers                                       3           (5)               2                  -            -
-------------------------------------       ------      -------           ------             ------      -------
Accumulated depreciation
and write-downs, Dec. 31, 2001              4,168       12,486            1,675                 18       18,347
-------------------------------------       ------      -------           ------             ------      -------
Net carrying amounts, Dec. 31, 2001         3,980        7,058              825              1,680       13,543
-------------------------------------       ------      -------           ------             ------      -------
Net carrying amounts, Dec. 31, 2000         3,886        7,403              801              1,255       13,345
-------------------------------------       ------      -------           ------             ------      -------


                     The exchange differences are as defined for intangible assets.

                          Capitalized property, plant and equipment includes
                     assets with a total net value of (euro) 588 million (2000:
                     (euro) 199 million) held under finance leases. The gross carrying amounts of these assets total (euro) 1,229 million (2000: (euro) 277 million). These assets are mainly machinery and technical equipment with a carrying amount of
                     (euro) 425 million (gross amount (euro) 975 million)and buildings with a carrying amount of (euro) 106 million (gross amount (euro) 141 million). In the case of buildings, either the present value of the minimum lease payments covers substantially all of the cost of acquisition, or title passes to the lessee on expiration of the lease.

                          Also included are products leased to other parties
                     under operating leases with a carrying amount of (euro) 381 million (2000: (euro) 247 million), the gross carrying amount of the assets concerned being (euro) 753 million (2000: (euro) 717 million). However, if under the relevant agreements the lessee is to be regarded as the economic owner of the assets and the lease therefore constitutes a finance lease as defined in IAS 17 (Leases), a receivable is recognized in the balance sheet in the amount of the discounted future lease payments.




31  BAYER ANNUAL REPORT 2001                                        [Bayer Logo]

Notes


                     [20] Investments

                     Investments in non-consolidated subsidiaries and other affiliated companies are generally carried individually at cost. Where other affiliated companies or other securities included in investments are classified as held-to-maturity investments or available-for-sale financial assets, they are recognized in compliance with IAS 39 (Financial
                     Instruments: Recognition and Measurement) at amortized cost or fair value. Where evidence exists that such assets may be impaired, they are written down as necessary on the basis of an impairment test. Investments are written back if the reasons for previous years' write-downs no longer apply.

                          The cost of acquisition of investments in companies
                     included at equity is adjusted annually in line with any changes in these companies' total stockholders' equity.

                          In the first-time consolidation, differences between
                     the cost of acquisition and the underlying equities at the dates of acquisition of the investments are allocated to assets or liabilities by the same method applied to fully consolidated subsidiaries.

                          Loans receivable that are interest-free or bear low
                     rates of interest are carried at present value; other loans receivable are carried at nominal value.

                          Changes in investments in 2001 were as follows:

(euro)million         Investments in       Loans to   Investments in other      Loans to         Other     Other       Total
                        subsidiaries   subsidiaries   affiliated companies         other    securities     loans
                                                     Associated       Other   affiliated
                                                      companies   companies    companies

Gross carrying amounts,
Dec. 31, 2000                    232              3       1,469         157           14           150       243       2,268
-------------------------        ----            ---      ------      ------          ---          ----      ----      ------
Fair value, Jan. 1, 2001           -              -           -       1,328            -             4         -       1,332
-------------------------        ----            ---      ------      ------          ---          ----      ----      ------
Exchange differences               3              -          34           2           (1)            6         1          45
-------------------------        ----            ---      ------      ------          ---          ----      ----      ------
Changes in scope of
consolidation                    (98)            (3)        105           4            -             1       (13)         (4)
-------------------------        ----            ---      ------      ------          ---          ----      ----      ------
Changes in fair value              -              -           -        (768)           -            (4)        -        (772)
-------------------------        ----            ---      ------      ------          ---          ----      ----      ------
Acquisitions                       8              -          24         140            -             -         -         172
-------------------------        ----            ---      ------      ------          ---          ----      ----      ------
Other additions                   41              -         158          35            -            37        31         302
-------------------------        ----            ---      ------      ------          ---          ----      ----      ------
Retirements                       (4)             -         (37)        (20)           -           (18)      (35)       (114)
-------------------------        ----            ---      ------      ------          ---          ----      ----      ------
Transfers                          -              -        (463)        463            -            20       (20)          -
-------------------------        ----            ---      ------      ------          ---          ----      ----      ------
Gross carrying amounts,
Dec. 31, 2001                    182              -       1,290       1,341           13           196       207       3,229
-------------------------        ----            ---      ------      ------          ---          ----      ----      ------
Accumulated write-
downs, Dec. 31, 2000              14              -          83           -            -             1        14         112
-------------------------        ----            ---      ------      ------          ---          ----      ----      ------
Exchange differences               -              -           -           -            -             -        (1)         (1)
-------------------------        ----            ---      ------      ------          ---          ----      ----      ------
Changes in scope of
consolidation                      -              -         (25)          -            -             -         -         (25)
-------------------------        ----            ---      ------      ------          ---          ----      ----      ------
Write-downs in 2001                -              -           2           -            -             2         -           4
-------------------------        ----            ---      ------      ------          ---          ----      ----      ------
Write-backs                        -              -          (2)          -            -             -        (1)         (3)
-------------------------        ----            ---      ------      ------          ---          ----      ----      ------
Retirements                        -              -           -           -            -            (3)        -          (3)
-------------------------        ----            ---      ------      ------          ---          ----      ----      ------
Transfers                          -              -           -           -            -             3        (3)          -
-------------------------        ----            ---      ------      ------          ---          ----      ----      ------
Accumulated write-downs,
Dec. 31, 2001                     14              -          58           -            -             3         9          84
-------------------------        ----            ---      ------      ------          ---          ----      ----      ------
Net carrying amounts,
Dec. 31, 2001                    168              -       1,232       1,341           13           193       198       3,145
-------------------------        ----            ---      ------      ------          ---          ----      ----      ------
Net carrying amounts,
Dec. 31, 2000                    218              3       1,386         157           14           149       229       2,156
-------------------------        ----            ---      ------      ------          ---          ----      ----      ------





32  BAYER ANNUAL REPORT 2001                                        [Bayer Logo]

Notes



                     The exchange differences are as defined for intangible assets.

                          The additions to investments in associated companies
                     relate mainly to a manufacturing company being established jointly with Lyondell and the first-time inclusion of DyStar GmbH at equity. The difference between the equity interest in the underlying net assets of companies included at equity and their at-equity accounting values is (euro) 45 million (2000: (euro) 91 million). It relates primarily to goodwill. Since Bayer no longer exerts significant influence over Agfa-Gevaert N.V., Belgium, Bayer's 30 percent interest in this company, which was previously valued at equity, is included at fair value under investments in other companies.

                     [21] Inventories

                     Raw materials, supplies, and goods purchased for resale are valued at the cost of acquisition; work in process and finished goods are valued at the cost of production. If the inventory values are lower at the closing date because of a drop in market prices, for example, the lower amounts are shown. Of the (euro) 5,818 million in inventories carried as of December 31, 2001 (2000: (euro) 6,095 million),
                     (euro) 824 million (2000: (euro) 431 million) represents those included at their net realizable value.

                          Inventories are normally valued by the
                     weighted-average method.

                          The cost of production comprises the direct cost of
                     materials, direct manufacturing expenses, appropriate allocations of material and manufacturing overheads, and an appropriate share of the depreciation and write-downs of assets used for production.

                          It also includes the shares of expenses for company
                     pension plans and discretionary employee benefits that are attributable to production. Administrative costs are included where they are attributable to production.

                          Work in process and finished goods are grouped
                     together in light of the production sequences characteristic of the chemical industry.

                          Inventories are comprised as follows:

                     (euro) million                   Dec. 31, 2001    Dec. 31, 2000

                     Raw materials and supplies               1,179            1,041
                     -------------------------------          -----            -----
                     Work in process, finished goods
                     and goods purchased for resale           4,626            5,046
                     -------------------------------          -----            -----
                     Advance payments                            13                8
                     -------------------------------          -----            -----
                                                              5,818            6,095
                     -------------------------------          -----            -----


                          The changes in inventory write-downs are as follows:



                     (euro) million                    Dec. 31, 2001    Dec. 31, 2000

                     Balance at beginning of year              (241)            (248)
                     ---------------------------------        -----            -----
                     Additions charged to expenses             (362)            (218)
                     ---------------------------------        -----            -----
                     Exchange differences                        (2)              (9)
                     ---------------------------------        -----            -----
                     Changes in scope of consolidation           17                -
                     ---------------------------------        -----            -----
                     Deductions due to utilization              154              234
                     ---------------------------------        -----            -----
                     Balance at end of year                   (434)             (241)
                     ---------------------------------        -----            -----






33  BAYER ANNUAL REPORT 2001                                        [Bayer Logo]

Notes


                     [22] Trade accounts receivable

                     Trade accounts receivable are stated at nominal value, less write-downs of (euro) 222 million (2000: (euro) 204 million) for amounts unlikely to be recovered.

                          Trade accounts receivable as of December 31, 2001
                     include(euro)5,413 million (2000:(euro)6,236 million) maturing within one year and(euro)2 million (2000:(euro)8 million) maturing after one year. Of the total,(euro)18 million (2000:(euro)11 million) is receivable from subsidiaries,(euro)66 million (2000:(euro) 87 million) from other affiliated companies and(euro)5,331 million (2000:(euro) 6,146 million) from other customers.

                     [23] Other receivables and other assets

                     Other receivables and other assets are stated at nominal value, less write-downs of (euro) 4 million (2000: (euro) 4 million).

                          They are comprised as follows:


                     (euro) million                   Dec. 31, 2001    Dec. 31, 2000

                     Claims for tax refunds                     448              662
                     ----------------------------             -----            -----
                     Short-term loans - other                   102              153
                     ----------------------------             -----            -----
                     Lease payments receivable                   94               96
                     ----------------------------             -----            -----
                     Receivables from derivative
                     financial instruments                       72                -
                     ----------------------------             -----            -----
                     Short-term loans                            41               87
                     ----------------------------             -----            -----
                     Payroll receivables                         47               47
                     ----------------------------             -----            -----
                     Interest receivable on loans                19               23
                     ----------------------------             -----            -----
                     Other receivables                        1,624            1,346
                     ----------------------------             -----            -----
                                                              2,447            2,414
                     ----------------------------             -----            -----

                     Interest receivable on loans consists mainly of interest earned in the fiscal year but not due to be received until after the balance sheet date.

                          Total other receivables and other assets
                     include(euro)66 million (2000: (euro) 149 million) pertaining to subsidiaries and(euro)124 million (2000:(euro)44 million) pertaining to other affiliated companies.

                          Total other receivables and other assets in the amount
                     of(euro) 444 million (2000:(euro)442 million) mature in more than one year. Of this amount, (euro) 30 million (2000:(euro)31 million) pertains to subsidiaries.

                          Changes in write-downs of receivables are as follows:


                     (euro) million             Dec. 31, 2001      Dec. 31, 2000

                     Balance at beginning of year       (204)              (173)
                     ----------------------------       -----              -----
                     Additions charged to
                     expenses                            (94)               (42)
                     ----------------------------       -----              -----
                     Exchange differences                 (5)                (5)
                     ----------------------------       -----              -----
                     Changes in scope of
                     consolidation                         5                  -
                     ----------------------------       -----              -----
                     Deductions due to utilization        76                 16
                     ----------------------------       -----              -----
                     Balance at end of year             (222)              (204)
                     ----------------------------       -----              -----



34  BAYER ANNUAL REPORT 2001                                        [Bayer Logo]

Notes



                     Lease agreements in which the other party, as lessee, is to be regarded as the economic owner of the leased assets (finance leases) give rise to accounts receivable in the amount of the discounted future lease payments. These receivables amount to (euro) 94 million (2000: (euro) 96 million), while the interest portion pertaining to future years amounts to (euro) 29 million (2000: (euro) 23 million). The lease payments are due as follows:


                     (euro) million      Lease      Of which         Account
                                      payments      interest      receivable

                     2002                   41             8              33
                     ----------            ---            --              --
                     2003                   28             6              22
                     ----------            ---            --              --
                     2004                   23             6              17
                     ----------            ---            --              --
                     2005                   18             5              13
                     ----------            ---            --              --
                     2006                   11             4               7
                     ----------            ---            --              --
                     After 2006              2             0               2
                     ----------            ---            --              --
                                           123            29              94
                     ----------            ---            --              --


                     [24] Liquid assets

                     (euro) million              Dec. 31, 2001     Dec. 31, 2000

                     Marketable securities and
                     other instruments                      52               213
                     -------------------------             ---               ---
                     Cash and cash equivalents             719               491
                     -------------------------             ---               ---
                                                           771               704
                     -------------------------             ---               ---


                     As of 2001, securities are recognized at fair value in compliance with IAS 39 (Financial Instruments: Recognition and Measurement). Their total fair value at the closing date amounts to (euro) 52 million (2000: (euro) 247 million) and exceeds the lower of cost and market by (euro) 13 million (2000: (euro) 34 million). Financial instruments with original maturities of up to three months are recognized as cash equivalents in view of their high liquidity.

                     [25] Deferred charges

                     Deferred charges as of December 31, 2001 include unamortized debt discounts of (euro) 9 million (2000:
                     (euro) 17 million). The debt discounts are amortized annually over the lives of the underlying liabilities.

                          Total deferred charges include (euro) 183 million that
                     is expected to be used up in 2002.

                     [26] Stockholders' equity

                     The capital stock of Bayer AG amounts to (euro) 1,870 million, as in the previous year, and is divided into 730,341, 920 no-par bearer shares of a single class.

                          Authorized capital totaling (euro) 256 million was
                     approved by the Annual Stockholders' Meeting on April 30, 1997. It expires on April 30, 2002. The authorized capital can be used to increase the capital stock by issuing new shares against cash contributions. Subscription rights for existing stockholders are excluded with respect to (euro) 102 million of this authorized capital.

                          Further authorized capital in the amount of (euro) 374
                     million was approved by the Annual Stockholders' Meeting on April 27, 2001. This authorized capital, which expires on April 27, 2006, can be used to increase the capital stock by issuing new shares against non-cash contributions. Subscription rights for existing stockholders are excluded.




35  BAYER ANNUAL REPORT 2001                                        [Bayer Logo]

Notes


                     Conditional capital of (euro) 83 million existed at December 31, 2001. This capital may only be utilized to the extent necessary to issue the requisite number of shares as and when conversion or subscription rights are exercised by the holders of convertible bonds or of warrants conferring subscription rights, respectively, that may be issued by Bayer AG or a wholly owned direct or indirect subsidiary through April 29, 2004.

                          Capital reserves include the paid-in surplus from the
                     issuance of shares and subscription rights by Bayer AG.

                          The retained earnings contain prior years'
                     undistributed income of consolidated companies.

                          The changes in the various components of stockholders'
                     equity during 2001 and 2000 are shown in the statements of changes in stockholders' equity.

                          The dividend per share amounts paid for the 2000 and
                     1999 fiscal years were (euro) 1.40 and (euro) 1.30, respectively.

                     [27] Minority interest

                     Minority interest mainly comprises third parties' shares in the equity of the consolidated subsidiaries Sumika Bayer Urethane Co. Ltd., Japan; the Makroform GmbH group; Bayer (India) Ltd.; and Bayer ABS Ltd., India.

                     [28] Provisions for pensions and other post-employment benefits

                     Group companies provide retirement benefits for most of their employees, either directly or by contributing to independently administered funds. The way these benefits are provided varies according to the legal, fiscal and economic conditions of each country, the benefits generally being based on the employees' remuneration and years of service. The obligations relate both to existing retirees' pensions and to pension entitlements of future retirees. Group companies provide retirement benefits under defined contribution and/or defined benefit plans.

                          In the case of defined contribution plans, the company
                     pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. Once the contributions have been paid, the company has no further payment obligations. The regular contributions constitute net periodic costs for the year in which they are due and as such are included in the cost of goods sold, selling expenses, research and development expenses or general administration expenses, and thus in the operating result. In 2001, these expenses totaled
                     (euro) 312 million (2000: (euro) 437 million).

                         All other retirement benefit systems are defined
                     benefit plans, which may be either unfunded, i.e. financed by provisions (accruals), or funded, i.e. financed through pension funds. In 2001, expenses for defined benefit plans amounted to (euro) 301 million (2000: (euro) 326 million). These net periodic costs - except for the interest portion
                     - are generally included in the cost of goods sold, selling expenses, research and development expenses, general administration expenses or other operating income. For the most important defined benefit plans they are comprised as follows:


                                                    Defined benefit plans

             (euro) million                    Dec. 31, 2001      Dec. 31, 2000

             Service cost                                265                210
             ---------------------------------          -----              -----
             Past service cost                            10                  1
             ---------------------------------          -----              -----
             Interest cost                               669                589
             ---------------------------------          -----              -----
             Return on plan assets                      (640)              (526)
             ---------------------------------          -----              -----
             Amortization of actuarial amounts           (34)               (14)
             ---------------------------------          -----              -----
                                                         270                260
             ---------------------------------          -----              -----



36  BAYER ANNUAL REPORT 2001                                        [Bayer Logo]

Notes


                          The pension provisions for defined benefit plans are
                     calculated in accordance with IAS 19 (Employee Benefits) by the projected unit credit method. The future benefit obligations are valued by actuarial methods on the basis of an appropriate assessment of the relevant parameters.

                          Benefits expected to be payable after retirement are
                     spread over each employee's entire period of employment, allowing for future changes in remuneration.

                          The legally independent fund "Bayer Pensionskasse
                     VvaG" (Bayer Pensionskasse) is a private insurance company and is therefore subject to the German Law on the Supervision of Private Insurance Companies. Since Bayer guarantees the commitments of the Bayer Pensionskasse, it is classified as a defined benefit plan for IAS and U. S. GAAP purposes.

                          All defined benefit plans necessitate actuarial
                     computations and valuations. These are based not only on life expectancy but also on the following parameters, which vary from country to country according to economic conditions:


                                                                             Parameters
                                                                  Dec. 31, 2001      Dec. 31, 2000

                     Discount rate                                 2.5% to 7.0%       3.0% to 7.3%
                     ---------------------------------------       ------------       ------------
                     Projected future remuneration increases       2.0% to 4.8%       1.0% to 7.0%
                     ---------------------------------------       ------------       ------------
                     Projected future pension increases            2.0% to 3.3%       1.0% to 4.5%
                     ---------------------------------------       ------------       ------------
                     Projected employee turnover
                     (according to age and gender)                         emperical data
                     ---------------------------------------       -------------------------------
                     Projected return on plan assets               2.0% to 8.5%       3.0% to 8.5%
                     ---------------------------------------       ------------       ------------

                     The status of unfunded and funded defined benefit obligations, computed using the appropriate parameters, is as follows:


                     (euro) million                             Dec. 31, 2001      Dec. 31, 2000

                     Defined benefit obligation                      (11,303)            (9,535)
                     -----------------------------------------       --------            -------
                     Fair value of plan assets                         8,126              7,847
                     -----------------------------------------       --------            -------
                     Funded status                                    (3,177)            (1,688)
                     -----------------------------------------       --------            -------
                     Unrecognized transition liability (asset)           (31)               (11)
                     -----------------------------------------       --------            -------
                     Unrecognized actuarial (gain) loss                1,366               (203)
                     -----------------------------------------       --------            -------
                     Asset limitation due to uncertainty of
                     obtaining future benefits                        (1,215)            (1,249)
                     -----------------------------------------       --------            -------
                     Net recognized liability                         (3,057)            (3,151)
                     -----------------------------------------       --------            -------


                     The adjustments, as yet unrecognized in the income statement, represent the difference between the defined benefit obligation - after deducting the fair value of plan assets - and the net liability recognized in the balance sheet. They arise mainly from actuarial gains or losses caused by differences between actual and previously assumed trends in employee turnover and remuneration. Pension assets in excess of the obligation are reflected in other receivables, subject to the asset limitation specified in IAS 19 (Employee Benefits). In accordance with IAS 19, the amounts reflected in the balance sheet will be recognized in the income statement over the expected average remaining





37  BAYER ANNUAL REPORT 2001                                        [Bayer Logo]

Notes


                     working lives of existing employees. The portion of the net actuarial gain or loss to be recognized in the income statement is determined by the corridor method.

                          The net liability under these defined benefit plans
                     changed as follows:


                     (euro) million                                           2001         2000

                     Net liability recognized at the beginning of the year (3,151)       (3,191)
                     ----------------------------------------------------  -------       -------
                     Pension benefit (cost) income                           (270)         (260)
                     ----------------------------------------------------  -------       -------
                     Employer contributions                                   313           255
                     ----------------------------------------------------  -------       -------
                     Divestitures                                              87            20
                     ----------------------------------------------------  -------       -------
                     Change in asset limitation                               (33)           12
                     ----------------------------------------------------  -------       -------
                     Changes in scope of consolidation                          o            11
                     ----------------------------------------------------  -------       -------
                     Changes in currency translation                           (3)            2
                     ----------------------------------------------------  -------       -------
                     Net liability recognized at end of year               (3,057)       (3,151)
                     ----------------------------------------------------  -------       -------

                     Funds and benefit obligations are valued on a regular basis at least every three years. For all major funds, comprehensive actuarial valuations are performed annually.

                          Provisions are also set up under this item for the
                     obligations of Group companies, particularly in the United States, to provide health care to their retirees. For health care costs, the valuation is based on the assumption that they will increase at an annual rate of 5 percent in the long term. Early retirement and certain other benefits to retirees are also included, since these obligations are similar in character to pension obligations. Like pension obligations, they are valued in line with international standards. In 2001, provisions for early retirement and other post-retirement benefits amounted to (euro) 635 million (2000: (euro) 637 million). The resulting expenses for 2001 amounted to (euro) 63 million (2000: (euro) 214 million), comprising (euro) 23 million (2000: (euro) 192 million) for service cost, (euro) 58 million (2000: (euro) 52 million) for interest cost, (euro) 31 million (2000:
                     (euro) 30 million) for expected return on plan assets and
                     (euro) 13 million (2000: (euro) 0 million) for actuarial losses.

                     [29] Other provisions

                     Other provisions are valued in accordance with IAS 37 (Provisions, Contingent Liabilities and Contingent Assets) and, where appropriate, IAS 19 (Employee Benefits), using the best estimate of the extent of the obligation. Long-term portions of provisions are discounted to their present value. The Group sets up and maintains provisions for probable and on-going litigation cases when a reasonable estimate can be made. These provisions include all estimated legal fees and costs of settlement. The amounts are based upon written notification and reasonable settlement cost estimates provided by the Group's attorneys. Periodically, but at least quarterly, the provisions are reviewed with the Group's attorneys and updated.



38  BAYER ANNUAL REPORT 2001                                        [Bayer Logo]

Notes


                     The breakdown of provisions is as follows:

(euro)million                                   Dec. 31, 2001             Dec. 31, 2000
                                                          Maturing                 Maturing
                                             Total         in 2002     Total        in 2001

Provisions for taxes                            524            151       537           370
----------------------------------------      -----          -----     -----         -----
Provisions for personnel commitments            923            451     1,044           555
----------------------------------------      -----          -----     -----         -----
Provisions for environmental remediation        200             19       230            12
----------------------------------------      -----          -----     -----         -----
Provisions for restructuring                    145             79       131            69
----------------------------------------      -----          -----     -----         -----
Provisions for trade-related commitments        438            426       411           397
----------------------------------------      -----          -----     -----         -----
Miscellaneous provisions                        535            351       556           298
----------------------------------------      -----          -----     -----         -----
                                              2,765          1,477     2,909         1,701
----------------------------------------      -----          -----     -----         -----


                     Personnel commitments mainly include annual bonus payments, service awards and other personnel costs. Reimbursements to be received from the German government under the pre-retirement part-time work program are recorded as receivables and recognized in income as soon as the criteria for such reimbursements are fulfilled. Trade-related commitments mainly include rebates, as well as obligations relating to services already received but not yet invoiced.

                          Changes in provisions were as follows:

(euro)million                Jan. 1, 2001      Changes    Currency   Allocation   Utilization   Reversal   Dec. 31,
                                              in scope     effects                                             2001
                                               of con-
                                            solidation

Provisions for taxes                  537           1           -           465        (402)         (77)       524
----------------------------        -----         ----         --         -----      -------        -----     -----
Provisions for personnel
commitments                         1,044         (24)          9           493        (560)         (39)       923
----------------------------        -----         ----         --         -----      -------        -----     -----
Provisions for environmental
remediation                           230         (15)          3            19         (34)          (3)       200
----------------------------        -----         ----         --         -----      -------        -----     -----
Provisions for restructuring          131           -           7            98         (91)           -        145
----------------------------        -----         ----         --         -----      -------        -----     -----
Provisions for trade-related
commitments                           411         (10)         10           583        (542)         (14)       438
----------------------------        -----         ----         --         -----      -------        -----     -----
Miscellaneous provisions              556         (17)         13           454        (425)         (46)       535
----------------------------        -----         ----         --         -----      -------        -----     -----
Total                               2,909         (65)         42         2,112      (2,054)        (179)     2,765
----------------------------        -----         ----         --         -----      -------        -----     -----


                     Stock compensation program

                     Bayer's three-tier stock compensation program was first launched in 2000. It consists of a Stock Option Program for the members of the Board of Management and senior executives, a Stock Incentive Program for middle management and equivalent employees, and a Stock Participation Program for junior management and other employees. To be eligible for the Stock Option Program, Stock Incentive Program or Module 1 of the Stock Participation Program, participants must place Bayer AG shares of their own into a special deposit account. Participants do not pay an exercise price for the shares they receive under these programs. Rather, they receive the shares as bonus shares or, in the case of Module 2 of the Stock Participation Program, have the opportunity to purchase shares at a discounted price.



39  BAYER ANNUAL REPORT 2001                                        [Bayer Logo]

Notes


                     Stock Option Program

                     Members of the Board of Management and senior executives who wish to participate in the Stock Option Program must place Bayer AG shares of their own in a special deposit account. We determine on an individual basis the maximum number of shares each participant may deposit; the participant receives one option right for each 20 shares deposited. These deposited shares are "locked up"; the participant may not sell them during the following three years. After the end of these three years, a two-year exercise period begins. During this period, the participant may exercise the option rights if he or she has fulfilled the performance criteria. Any unexercised option rights expire at the end of this two-year period. To determine whether the participant is eligible to exercise option rights and, if so, the number of shares received upon exercise, we apply three performance criteria. Two of these measure the relative performance of the Bayer AG share; the third measures the individual contribution of the participant. If the participant fails to meet minimum standards under these criteria, he or she receives no shares under the program. At December 31, 2001, no options were exercisable. No options expired, nor were any options cancelled, during fiscal 2001.

                          If it is not possible to issue shares under the Stock
                     Option Program to participants at the time they are entitled to exercise their option rights, the option rights would function as share appreciation rights. Instead of shares, the participant would receive the cash value of the shares to which the option rights would otherwise entitle him or her, based on the trading price of the Bayer AG share at the time of exercise.

                     Stock Incentive Program

                     Like the Stock Option Program, our Stock Incentive Program for middle management requires participants to deposit Bayer AG shares of their own in a special deposit account. Each participant may deposit shares with a maximum aggregate value of half his or her performance-related bonus for the preceding fiscal year. The number of incentive shares the participant receives depends on the number deposited at the launch of the program as well as on the overall performance of Bayer stock. Unlike the Stock Option Program, the Stock Incentive Program does not "lock up" deposited shares. Participants may sell their deposited shares during the term of the program, but any deposited shares they sell are no longer counted in calculating the number of incentive shares for subsequent distribution dates. The Stock Incentive Program has a ten-year term. There are three incentive share distribution dates during this period. On these dates, the participant receives incentive shares as follows:

                     Issuance of incentive shares to employees in the Stock Incentive Program

                     Distribution date at end of      Incentive shares received
                                                      (per 10 deposited shares)
                     -----------------------------------------------------------
                     Second year                                             2
                     -----------------------------------------------------------
                     Sixth year                                              4
                     -----------------------------------------------------------
                     Tenth year                                              4
                     -----------------------------------------------------------
                                                                            10
                     -----------------------------------------------------------



40  BAYER ANNUAL REPORT 2001                                        [Bayer Logo]

Notes


                     Participants receive incentive shares only if Bayer stock has outperformed the Dow Jones EURO STOXX 50 index on the relevant distribution date, as calculated from the beginning of the program.

                     Stock Participation Program

                     Our Stock Participation Program has two components, Module 1 and Module 2. Employees not covered by the Stock Option Program or Stock Incentive Program may participate in both Module 1 and Module 2. The Module 1 program, like the Stock Incentive Program, requires participants to deposit Bayer AG shares of their own in a special account. As with the Stock Incentive Program, participants in the Stock Participation Program may sell their deposited shares during the term of the program; any shares they sell are no longer counted in calculating the number of bonus shares on subsequent distribution dates.

                          Module 1 has a term of ten years and entitles the
                     participant to receive incentive shares on three distribution dates based on the number of shares he or she has deposited. Unlike the Stock Incentive Program, Module 1 does not impose a share performance criterion. The participant receives incentive shares as follows on the distribution dates:

                     Issuance of incentive shares to employees in the Stock Participation Program

                     Distribution date at end of       Incentive shares received
                                                       (per 10 deposited shares)
                     -----------------------------------------------------------
                     Second year                                               1
                     -----------------------------------------------------------
                     Sixth year                                                2
                     -----------------------------------------------------------
                     Tenth year                                                2
                     -----------------------------------------------------------
                                                                               5
                     -----------------------------------------------------------


                     In addition, under Module 2 each participant may purchase 10 Bayer AG shares per year at a tax-free discount of
                     (euro) 15.34 (2000: (euro) 15.34) per share to the market price. Participants may not include shares that they purchase under Module 2 among the shares they deposit under Module 1. Each participant may take up both modules up to a maximum aggregate value of half his or her performance-related bonus in the year he or she enters the program.

                          The Stock Option Program, the Stock Incentive Program
                     and Module 1 of the Stock Participation Program are accounted for as follows: Since participants are entitled to receive shares of Bayer AG stock bought in the capital market, subject to certain performance criteria, compensation expense for potential share distributions is recorded when there is a reasonable basis on which to estimate whether the performance criteria will ultimately be met. Compensation expense is recorded at each balance sheet date by estimating the number of rights outstanding multiplied by the current quoted market price of Bayer AG shares. The related personnel provisions on December 31, 2001 amounted to (euro) 12 million.





41  BAYER ANNUAL REPORT 2001                                        [Bayer Logo]

Notes


                     For Module 2 of the Stock Participation Program, the difference between the quoted market price of Bayer AG stock and the discounted price paid by participants at the date of purchase is expensed immediately. During the year ended December 31, 2001, participants in Module 2 received 252, 652 shares at a total price of (euro) 7.8 million, resulting in personnel expenses of (euro) 3.9 million. The discount to the price of Bayer AG stock was 33.2 percent.

                     Environmental provisions

                     The Group's activities are subject to extensive laws and regulations in the jurisdictions in which it does business and maintains properties. Our compliance with environmental laws and regulations may require us to remove or mitigate the effects of the disposal or release of chemical substances at various sites. Under some of these laws and regulations, a current or previous owner or operator of property may be held liable for the costs of removal or remediation of hazardous substances on, under, or in its property, without regard to whether the owner or operator knew of, or caused the presence of the contaminants, and regardless of whether the practices that resulted in the contamination were legal at the time they occurred. As many of our production sites have an extended history of industrial use, it is impossible to predict precisely what effect these laws and regulations will have on us in the future.

                          As is typical for companies involved in the chemical
                     and related industries, soil and groundwater contamination has occurred in the past at some of our sites, and might occur or be discovered at other sites. We are subject to claims brought by United States Federal or State regulatory agencies and other private entities and individuals regarding the remediation of sites that we own, formerly owned or operated, where materials were produced specifically for us by contract manufacturers or where waste from our operations was treated, stored or disposed. In particular, we have a potential liability under the U.S. Federal Comprehensive Environmental Response, Compensation, and Liability Act, commonly known as "Superfund", the U.S. Resource Conservation and Recovery Act and related state laws for investigation and remediation costs at a number of sites. At most of these sites, numerous companies, including Bayer, have been notified that the U.S. Environmental Protection Agency, state governing body or private individuals consider such companies to be potentially responsible parties under Superfund or related laws. At other sites, Bayer is the sole responsible party. The proceedings relating to these sites are in various stages. In most cases remediation measures have already been initiated.

                          Provisions for environmental remediation as of
                     December 31, 2001 amounted to (euro) 200 million (2000:
                     (euro) 230 million). The material components of the provisions for environmental remediation costs primarily relate to land reclamation, rehabilitation of contaminated sites, recultivation of landfills, and redevelopment and water protection measures. The provisions for environmental remediation costs are recorded on a discounted basis where environmental assessments or clean-ups are probable, the costs can be reasonably estimated and no future economic benefit is expected to arise from these measures. The above amount of provisions represents anticipated future remediation payments totaling (euro) 265 million (2000:
                     (euro) 304 million), discounted at risk-free rates of 0.5 percent to 5.5 percent.






42  BAYER ANNUAL REPORT 2001                                        [Bayer Logo]

Notes


                          These discounted amounts will be paid out over the
                     period of remediation of the relevant sites, which is expected to be 15 years. Costs are estimated based on significant factors such as previous experience in similar cases, environmental assessments, development of current costs and new circumstances with major influences on expenses, our understanding of current environmental laws and regulations, the number of other potentially responsible parties at each site and the identity and financial position of such parties in light of the joint and several nature of the liability, and the remediation methods expected to be employed.

                          It is difficult to estimate the future costs of
                     environmental protection and remediation because of many uncertainties, particularly with regard to the status of laws, regulations and the information available about conditions in the various countries and at the individual sites. Subject to these factors, but taking into consideration our experience to date regarding environmental matters of a similar nature, we believe that the provisions are adequate based upon currently available information. However, given the inherent difficulties in estimating liabilities in this area, it cannot be guaranteed that additional costs will not be incurred beyond the amounts accrued. It is possible that final resolution of these matters may require us to make expenditures in excess of established provisions, over an extended period of time and in a range of amounts that cannot be reasonably estimated. Management nevertheless believes that such additional amounts, if any, would not have a material adverse effect on the Group's financial position, results of operations or cash flows.

                     Legal risks

                     As a global company with a heterogeneous business portfolio, Bayer is exposed to numerous legal risks, particularly in the areas of product liability, patent disputes, tax assessments, competition and antitrust law, and environmental matters. We cannot predict with certainty the outcome of any proceedings in which we are or may become involved. It is therefore possible that legal judgments give rise to expenses that are not fully covered by insurers' compensation payments and significantly affect our revenues and earnings.

                          In the opinion of the management, however, currently
                     pending litigation is unlikely to result in judgments that would materially affect the Group's financial position or results of operations.





43  BAYER ANNUAL REPORT 2001                                        [Bayer Logo]

Notes


                     Restructuring charges

                          Charges incurred for restructuring programs during
                     2001 were (euro) 214 million, including (euro) 98 million in provisions that are expected to be used as the related actions under the plans are completed. The total charges comprise (euro) 57 million in severance payments, (euro) 61 million in accelerated amortization/depreciation and write-downs of intangible assets, property, plant and equipment, and (euro) 96 million in other expenses.

                          Of the restructuring charges in 2001, a total of
                     (euro) 39 million is related to the integration of the polyols business acquired from Lyondell, with severance payments accounting for (euro) 13 million, other expenses for (euro) 19 million and asset write-downs for (euro) 7 million. The greater part of the severance payments and other expenses for 2001 will lead to disbursements in 2002.

                          The restructuring of our styrenics business in North
                     America and Europe led to a further (euro) 43 million in charges, including (euro) 19 million for write-downs and
                     (euro) 24 million for other expenses. In the second half of 2001 we announced plans to restructure our styrenics operations in Camacari, Brazil, resulting in charges of
                     (euro) 22 million, comprising (euro) 16 million in write-offs of assets no longer utilized and (euro) 5 million in other expenses.

                          In 2001, a further (euro) 15 million in restructuring
                     charges was incurred in the U.S. for the restructuring of the Consumer Care Business Group in Elkhart, Indiana, including (euro) 9 million in write-downs and (euro) 6 million in other expenses.

                          In the second half of 2001 we initiated restructuring
                     measures to enhance the efficiency of our U.S. production facilities in Baytown, Texas and New Martinsville, West Virginia. The (euro) 35 million in charges comprises (euro) 21 million in severance payments and (euro) 13 million in other expenses. We also announced plans to close down a facility in West Virginia, resulting in (euro) 10 million in write-offs of assets no longer utilized and (euro) 3 million in severance payments.

                          The ongoing restructuring programs to improve
                     profitability in the Pharmaceuticals Business Group gave rise to (euro) 26 million in charges, comprising (euro) 7 million in severance payments and (euro) 19 million in other expenses.

                          Further charges relate to various small-scale
                     restructuring programs.

                          Changes in provisions and expenses for restructuring
                     were as follows:

                    (euro) million                Severance         Asset    Other costs      Total
                                                   payments   write-downs

                     Status, Dec. 31, 2000               86            13             32        131
                     ---------------------              ----          ----           ----      -----
                     Additions                           57            61             96        214
                     ---------------------              ----          ----           ----      -----
                     Utilization                        (69)            -            (64)      (133)
                     ---------------------              ----          ----           ----      -----
                     Transfers                            -           (74)             -        (74)
                     ---------------------              ----          ----           ----      -----
                     Exchange differences                 5             0              2          7
                     ---------------------              ----          ----           ----      -----
                     Status, Dec. 31, 2001               79             0             66        145
                     ---------------------              ----          ----           ----      -----

                          The other costs are mainly demolition expenses and
                     other charges related to the abandonment of production facilities.


44  BAYER ANNUAL REPORT 2001                                        [Bayer Logo]

Notes


                     [30] Financial obligations

                     Financial obligations that are not the hedged item in a permissible hedge accounting relationship are carried at the higher of nominal and redemption value. They comprise the following:


(euro)million                                               Dec. 31, 2001                Dec. 31, 2000
                                                                    Maturing                    Maturing
                                                         Total       in 2002           Total     in 2002

Debentures                                               2,592           781           2,168         283
-------------------------------------------------        -----         -----           -----       -----
Liabilities to banks                                     1,122           829           1,458         932
-------------------------------------------------        -----         -----           -----       -----
Liabilities under lease agreements                         881            99             199          34
-------------------------------------------------        -----         -----           -----       -----
Liabilities from the issuance of promissory notes           84            84               2           2
-------------------------------------------------        -----         -----           -----       -----
Commercial paper                                         1,365         1,365           1,812       1,812
-------------------------------------------------        -----         -----           -----       -----
Liabilities from derivative financial instruments          180           169               -           -
-------------------------------------------------        -----         -----           -----       -----
Other financial obligations                              1,156           982           1,026         799
-------------------------------------------------        -----         -----           -----       -----
                                                         7,380         4,309           6,665       3,862
-------------------------------------------------        -----         -----           -----       -----


                     The maturities of financial obligations existing at December 31, 2001 were as follows:


                     Maturing in                  (euro) million
                     -------------------------------------------
                     2002                                  4,309
                     -------------------------------------------
                     2003                                    291
                     -------------------------------------------
                     2004                                  1,665
                     -------------------------------------------
                     2005                                    355
                     -------------------------------------------
                     2006                                     86
                     -------------------------------------------
                     2007 or later                           674
                     -------------------------------------------
                                                           7,380
                     -------------------------------------------


                     The financial obligations are predominantly in U.S. dollars, which account for (euro) 5.1 billion (2000:(euro)4.0 billion). U.S. dollar borrowings represent 69 percent (2000: 61 percent) of total financial obligations.

                          Short-term borrowings (excluding the short-term
                     portion of debentures) amounted to (euro) 3,528 million (2000: (euro) 3,579 million) with a weighted average interest rate of 5.4 percent (2000: 6.6 percent). The Bayer Group's financial obligations are primarily unsecured and of equal priority.




45  BAYER ANNUAL REPORT 2001                                        [Bayer Logo]

Notes


Debentures include the following:

                                                                                    Dec. 31, 2001     Dec. 31, 2000
Effective      Stated                                                    Volume
     rate        rate                                                              (euro) million    (euro) million

                            Bayer Capital Corporation B.V.
----------------------------------------------------------         -----------------         -----            -----
2.820%         2.500%       Bonds with Warrants Attached
                            1987/2002                              CHF 250.0 million           169              164
----------------------------------------------------------        -----------------          -----            -----

                            Bayer Corporation
----------------------------------------------------------         -----------------         -----            -----
6.735%         6.500%       Notes 1995/2002                        USD 400.0 million           454              430
----------------------------------------------------------         -----------------         -----            -----
7.323%         7.125%       Notes 1995/2015                        USD 200.0 million           227              215
----------------------------------------------------------         -----------------         -----            -----
6.784%         6.750%       Notes 1996/2001                        USD 250.0 million             -              269
----------------------------------------------------------         -----------------         -----            -----
2.166%         2.250%       Bonds 1997/2002                        CHF 200.0 million           135              131
----------------------------------------------------------         -----------------         -----            -----
3.500%         3.500%       Revenue Bonds 1997/2009                 USD 20.6 million            23               22
----------------------------------------------------------         -----------------         -----            -----
4.000%         4.000%       Revenue Bonds 1997/2027                 USD 25.0 million            28               27
----------------------------------------------------------         -----------------         -----            -----
6.761%         6.650%       Notes 1998/2028                        USD 350.0 million           397              376
----------------------------------------------------------         -----------------         -----            -----
6.391%         6.200%       Bonds 1998/2028                        USD 250.0 million           284              269
----------------------------------------------------------         -----------------         -----            -----
4.750%         4.750%       Money Market Puttable Reset
                            Securities 2001/2011                   USD 500.0 million           568                -
----------------------------------------------------------         -----------------         -----            -----

                            Bayer Ltd., Japan
----------------------------------------------------------         -----------------         -----            -----
3.869%         3.750%       Bonds 2000/2005                        CHF 400.0 million           270              239
----------------------------------------------------------         -----------------         -----            -----

                            Other debentures                                                    37               26
----------------------------------------------------------         -----------------         -----            -----
                                                                                             2,592            2,168
-------------------------------------------------------------------------------------------------------------------


                     The other debentures totaling (euro) 37 million are due between 2002 and 2011; their average interest rate is 10.9 percent.

                          In July 1987, Bayer Capital Corporation B.V.issued
                     CHF 250 million of 2.50% Bonds with warrants in Switzerland. The Bonds have a term of 15 years and mature in July 2002. The issue price of the Bonds was 100%, and interest is paid annually in July. The warrants attached expired on August 28, 1997.

                          In October 1995, Bayer Corporation issued USD 400
                     million of 6.50% Notes to qualified institutional buyers. The Notes have a term of 7 years and mature in October 2002. Interest is paid semi-annually in April and October. The Group recorded a discount of USD 2.7 million, which includes commissions paid to underwriters.

                          In October 1995, Bayer Corporation issued USD 200
                     million of 7.125% Notes to qualified institutional buyers. The Notes have a term of 20 years and mature in October 2015. Interest is paid semi-annually in April and October. The Group recorded a discount of USD 2.4 million, which includes commissions paid to underwriters.

                          In April 1997, Bayer Corporation issued CHF 200
                     million of 2.25% Bonds in Switzerland. The Bonds have a term of 5 years and mature in April 2002. Interest is paid annually in April. The Group recorded a discount of USD 0.4 million, which includes commissions paid to underwriters. This debt was swapped into U.S. dollars at a floating interest rate. At December 31, 2001, the effective U.S. dollar interest rate was 2.17%.

                          In March 1997, Bayer Corporation issued USD 20.6
                     million of Revenue Bonds to U.S. institutional buyers. The interest rate is reset daily with monthly interest payments. The Revenue Bonds have a term of 12 years and mature in May 2009.



46  BAYER ANNUAL REPORT 2001                                        [Bayer Logo]

Notes


                          In May 1997, Bayer Corporation issued USD 25 million
                     of Revenue Bonds to U.S. institutional buyers. The interest rate is reset daily with monthly interest payments. The Revenue Bonds have a term of 30 years and mature in May 2027.

                          In February 1998, Bayer Corporation issued USD 350
                     million of 6.65% Notes to qualified institutional buyers. The Notes have a term of 30 years and mature in February 2028. Interest is paid semi-annually in August and February. The Group recorded a discount of USD 1.9 million, which includes commissions paid to underwriters. The Notes will be redeemable, in whole or in part, at the option of Bayer Corporation at any time, upon less than 30 but not more than 60 days' notice, at a redemption price equal to the greater of (i) 100% of the principal amount or (ii) as determined by an independent investment banker.

                          In February 1998, Bayer Corporation issued USD 250
                     million of 6.20% Bonds to qualified institutional buyers. The Bonds have combined call and put options giving the lead manager the right to repurchase them, and the investors the right to cash them, after 10 years. At that time the lead manager can reset the interest rate and remarket the Bonds for a further period of 20 years such that they would mature in 2028. If the lead manager does not exercise its call option and the investors exercise their put option, the Bonds will be redeemed in 2008. Interest is paid semi-annually in August and February. The Group recorded a discount of USD 0.6 million which includes commissions paid to underwriters. The redemption provision on the 1998 6.65% Notes also applies for these Bonds.

                          In April 2000, Bayer Ltd., Japan, issued CHF 400
                     million of 3.75% Bonds in Switzerland. The Bonds have a term of 5 years and mature in April 2005. Interest is paid annually in April. The Group recorded a discount of CHF 1.2 million. The debt was swapped into yen at a floating interest rate.

                          In March 2001, Bayer Corporation issued USD 500
                     million of 4.75% Money Market Puttable Reset Securities to qualified institutional buyers, due in 2011. The Bonds have combined call and put options giving the lead manager the right to repurchase them, and the investors the right to cash them, on each anniversary date of the original marketing of the securities.

                          At December 31, 2001, the Group had approximately
                     (euro)6.2 billion (2000:(euro)5.6 billion)in total lines of credit, of which(euro)1.1 billion (2000: (euro) 1.5 billion)was used and(euro)5.1 billion (2000:(euro)4.1 billion) were unused and available for borrowing on an unsecured basis.

                          Liabilities under finance leases are recognized as
                     financial obligations if the leased assets are capitalized under property, plant and equipment. They are stated at present values. Lease payments totaling (euro) 1,174 million (2000: (euro) 285 million), including (euro) 293 million (2000: (euro) 86 million) in interest, are to be made to the respective lessors in future years.




47  BAYER ANNUAL REPORT 2001                                        [Bayer Logo]

Notes


                    The liabilities associated with finance leases mature as follows:


                   (euro) million          Lease        Of which       Liability
                                        payments        interest

                   2002                      130              26             104
                   -------------           -----             ---             ---
                   2003                      149              38             111
                   -------------           -----             ---             ---
                   2004                      126              34              92
                   -------------           -----             ---             ---
                   2005                      101              26              75
                   -------------           -----             ---             ---
                   2006                       79              22              57
                   -------------           -----             ---             ---
                   2007 or later             589             147             442
                   -------------           -----             ---             ---
                                           1,174             293             881
                   -------------           -----             ---             ---


                     Lease payments in 2001 in connection with operating leases amounted to(euro)244 million (2000:(euro)162 million).

                          The other financial obligations include(euro)85
                     million (2000: (euro)42 million)to non-consolidated subsidiaries.

                     [31] Trade accounts payable

                     Trade accounts are payable mainly to third parties; they are carried at the higher of nominal and redemption value. As last year, the entire amount is due within one year.

                          Trade accounts payable as of December 31, 2001
                     include(euro) 1,991 million (2000:(euro)2,013 million) maturing within one year and(euro)2 million (2000:(euro)3 million)maturing after one year. Of the total,(euro)8 million (2000:(euro)8 million)is payable to subsidiaries,(euro)7 million (2000:(euro)16 million)to other affiliated companies and(euro) 1,978 million (2000:(euro)1,992 million)to other suppliers.

                     [32] Miscellaneous liabilities

                     Miscellaneous liabilities are carried at the higher of nominal and redemption value.

                          They are comprised as follows:

(euro)million                                       Dec. 31, 2001           Dec. 31, 2000
                                                  Total      Maturing     Total       Maturing
                                                              in 2002                  in 2001

Payroll liabilities                                 443           320       537            422
-----------------------------------------         -----         -----     -----          -----
Tax liabilities                                     281           280       291            289
-----------------------------------------         -----         -----     -----          -----
Liabilities for social expenses                     144           144       114            114
-----------------------------------------         -----         -----     -----          -----
Accrued interest on liabilities                     125           125        73             46
-----------------------------------------         -----         -----     -----          -----
Advance payments received                            25            25        24             24
-----------------------------------------         -----         -----     -----          -----
Liabilities from the acceptance of drafts            17            17        14             14
-----------------------------------------         -----         -----     -----          -----
License liabilities                                  56            56        32             32
-----------------------------------------         -----         -----     -----          -----
Other miscellaneous liabilities                     881           865     1,385          1,333
-----------------------------------------         -----         -----     -----          -----
                                                  1,972         1,832     2,470          2,274
-----------------------------------------         -----         -----     -----          -----






48  BAYER ANNUAL REPORT 2001                                        [Bayer Logo]

Notes


                     Tax liabilities include not only Group companies' own tax liabilities, but also taxes withheld for paying over to the authorities on behalf of third parties.

                          Liabilities for social expenses include, in
                     particular, social insurance contributions that had not been paid over by the closing date.

                          The other miscellaneous liabilities comprise mainly
                     guarantees, commissions to customers, and expense reimbursements.

                          The total of miscellaneous liabilities
                     includes(euro)42 million (2000: (euro) 76 million) to non-consolidated subsidiaries and(euro)3 million (2000:(euro)1 million) to other affiliated companies.

                     [33] Further information on other liabilities

                     Other liabilities (financial obligations, trade accounts payable and miscellaneous liabilities) include (euro) 1,779 million (2000: (euro) 1,636 million) maturing in more than five years.

                          Of the total,(euro)334 million (2000:(euro)283
                     million) was secured, mainly by mortgages of(euro)256 million (2000:(euro)256 million).

                          Included is (euro) 125 million (2000: (euro) 123
                     million) in accrued interest, representing expenses attributable to the fiscal year but not due to be paid until after the closing date.

                     [34] Deferred income

                     In accordance with IAS 20 (Accounting for Government Grants and Disclosure of Government Assistance), grants and subsidies that serve to promote investment are reflected in the balance sheet as deferred income. The amounts are gradually reversed during the useful lives of the respective assets and recognized in income.

                          The main component of deferred income as of December
                     31, 2001 comprises (euro) 111 million (2000: (euro) 113 million) in such grants and subsidies received from governments; the amount reversed and recognized in income was (euro) 17 million (2000: (euro) 13 million).

                     [35] Discontinuing operations

                     Assets and liabilities include the following amounts pertaining to the discontinuing operations of Haarmann & Reimer and Fibers:

(euro)million                               Fibers                 H & R          Erdol-chemi DyStar           Total

                                     Dec. 31,   Dec. 31,   Dec. 31,   Dec. 31,   Dec. 31,  Dec. 31,   Dec. 31,   Dec. 31,
                                        2001       2000       2001       2000       2000      2000       2001       2000

Noncurrent assets                        130        143        419        423        200        89        549        855
--------------------------------         ---        ---        ---        ---        ---       ---      -----      -----
Current assets (excluding liquid
assets)                                   99        195        384        390        199       320        483      1,104
--------------------------------         ---        ---        ---        ---        ---       ---      -----      -----
Liquid assets                              -          -         17         30          -        11         17         41
--------------------------------         ---        ---        ---        ---        ---       ---      -----      -----
Assets                                   229        338        820        843        399       420      1,049      2,000
--------------------------------         ---        ---        ---        ---        ---       ---      -----      -----
Pension provisions                        28         53         74         69         59        16        102        197
--------------------------------         ---        ---        ---        ---        ---       ---      -----      -----
Other provisions                          17         35         43         62         39        28         60        164
--------------------------------         ---        ---        ---        ---        ---       ---      -----      -----
Financial obligations                      -          -         12         15          5        76         12         96
--------------------------------         ---        ---        ---        ---        ---       ---      -----      -----
Remaining liabilities                     29         82        104        101         59       122        133        364
--------------------------------         ---        ---        ---        ---        ---       ---      -----      -----
Liabilities                               74        170        233        247        162       242        307        821
--------------------------------         ---        ---        ---        ---        ---       ---      -----      -----



49  BAYER ANNUAL REPORT 2001                                        [Bayer Logo]

                     [36] Commitments and contingencies

                     Contingent liabilities as of December 31, 2001 - almost all of which exist toward third parties - amount to (euro) 193 million. They result from:

                     (euro) million                       Dec. 31, 2001    Dec. 31, 2000

                     Insurance and endorsement of bills              22               23
                     ----------------------------------             ---              ---
                     Guarantees                                      53               44
                     ----------------------------------             ---              ---
                     Warranties                                     118              148
                     ----------------------------------             ---              ---
                                                                    193              215
                     ----------------------------------             ---              ---


                     The respective items refer to potential future obligations where the occurrence of the future events would create an obligation, the existence of which is uncertain at the balance sheet date. The warranties mainly relate to contractual terms encountered in the ordinary course of business.

                          In addition to provisions, other liabilities and
                     contingent liabilities, there are other financial commitments resulting primarily from long-term lease and rental agreements.

                          Minimum non-discounted future payments relating to
                     operating leases total (euro) 557 million (2000: (euro) 598 million). The respective payment obligations mature as follows:

                     Maturing in           (euro) million
                     ------------------------------------
                     2002                             188
                     ------------------------------------
                     2003                              91
                     ------------------------------------
                     2004                              69
                     ------------------------------------
                     2005                              56
                     ------------------------------------
                     2006                              86
                     ------------------------------------
                     2007 or later                     67
                     ------------------------------------
                                                      557
                     ------------------------------------


                     Financial commitments resulting from orders already placed under purchase agreements related to planned or ongoing capital expenditure projects total (euro) 354 million (2000: (euro) 446 million). The respective payments are due almost entirely in 2002.

                          Under collective agreements on part-time work
                     arrangements for certain older employees, we have to accept applications for such arrangements from a certain quota of the work force. Other financial obligations that may arise from such work arrangements in the future cannot be quantified, since the quota has already been exceeded.

                          In addition, the Group has entered into research
                     agreements with a number of third parties under which Bayer has agreed to fund various research projects or has assumed other commitments based on the achievement of certain milestones or other specific conditions. The total amount of such funding and other commitments is (euro) 732 million (2000: (euro) 683 million). At December 31, 2001, the remaining payments expected to be made to these parties, assuming the milestones or other conditions are met, were as follows:




50  BAYER ANNUAL REPORT 2001                                        [Bayer Logo]

Notes


                     Maturing in           (euro) million
                     ------------------------------------
                     2002                             218
                     ------------------------------------
                     2003                             215
                     ------------------------------------
                     2004                              88
                     ------------------------------------
                     2005                              81
                     ------------------------------------
                     2006                              84
                     ------------------------------------
                     2007 or later                     46
                     ------------------------------------
                                                      732
                     ------------------------------------


                     [37] Related parties

                     Transactions with related persons and companies, which are invariably performed on an arm's length basis, are mainly trade transactions. The related receivables and payables have been included in the respective notes to the financial statements as required by European Union directives. The revenue and expenses related to these transactions are immaterial to the consolidated financial statements as a whole.

                     [38] Financial instruments

                     Financial instruments entail contractual claims on financial assets. Under IAS 32 (Financial Instruments:
                     Disclosure and Presentation), financial instruments include both primary instruments, such as trade accounts receivable and payable, investments, and financial obligations; and derivative financial instruments, which are used to hedge risks arising from changes in currency exchange and interest rates.

                     Primary financial instruments

                     Primary financial instruments are reflected in the balance sheet. In compliance with IAS 39 (Financial Instruments:
                     Recognition and Measurement), asset instruments are categorized as "held for trading ", "held to maturity ", or "available for sale" and, accordingly, recognized at fair value or amortized cost. Changes in fair value are recognized in stockholders' equity. In the event of impairment losses, the assets are written down and the write-downs are recognized in income. Financial instruments constituting liabilities are carried at the higher of nominal and redemption value.

                     Fair value

                     The fair value of a primary financial instrument is the price at which it could be exchanged in a current transaction between knowledgeable, willing parties in an active market. The fair values of other securities included in investments and of marketable securities are derived from their market prices and reflected in the financial statements. Financial obligations are valued mainly on the basis of quoted prices, or in some cases by discounting future cash flows. Their total fair value is (euro) 83 million less than their carrying value. The remaining receivables and liabilities and the liquid assets have such short terms that there is no significant discrepancy between their fair values and carrying amounts.

                     Credit risk

                     Credit risk arises from the possibility of asset impairment occurring because counterparties cannot meet their obligations in transactions involving financial instruments.

                          Since we do not conclude master netting arrangements
                     with our customers, the total of the amounts recognized in assets represents the maximum exposure to credit risk.





51  BAYER ANNUAL REPORT 2001                                        [Bayer Logo]

Notes


                     Currency risk

                     Currency risk is the potential decline in the value of financial instruments due to exchange rate fluctuations. Exposure to currency risk arises mainly when receivables and payables are denominated in a currency other than the company's local currency or will be denominated in such a currency in the planned course of business.

                          Such risks may be naturally hedged, as when a
                     receivable in a given currency is matched, for example between Group companies, by one or more payables in the same amount, and having an equivalent term, in the same currency. They may also be hedged using derivative financial instruments.

                          All currency risks arising on financial transactions,
                     including interest, are generally fully hedged. The instruments used are mainly currency swaps, interest and principal currency swaps and forward exchange contracts. Currency risks relating to operating activities are systematically monitored and analyzed. The level of hedging is regularly reviewed.

                          The position at year end was as follows:


                     (euro) million                                      Dec. 31, 2001    Dec. 31, 2000

                     Primary asset instruments exposed to currency risk          3,657            2,813
                     --------------------------------------------------         -------          -------
                     Primary liability instruments exposed to currency
                     risk                                                        2,314            2,159
                     --------------------------------------------------         -------          -------
                     Amount naturally hedged                                    (3,011)          (1,102)
                     --------------------------------------------------         -------          -------
                     Amount hedged through derivative financial
                     instruments                                                (2,527)          (2,205)
                     --------------------------------------------------         -------          -------
                     Residual unhedged current exposure                            433            1,665
                     --------------------------------------------------         -------          -------


                          In some cases forecasted transactions are also hedged
                     to further reduce the related anticipated currency risk. At December 31, 2001 the total notional amount of the hedging instruments concerned - mainly forward exchange contracts for the sale of U.S. dollars or Japanese yen and all maturing before December 31, 2002 - was (euro) 497 million, which is not included in the hedged amount of (euro) 2. 5 billion. These hedging relationships amount to cash flow hedges as defined in IAS 39. The contracts are concluded monthly so that they run for one year and mature in the middle of each month. On these dates the results of the transactions are recognized in income. In 2001, the differences resulting from fair value measurement and initially recognized in equity amounted to (euro) 1.9 million.

                          On the asset side, 62 percent of currency risks relate
                     to the U.S. dollar and 10 percent to the Japanese yen. On the liabilities side, 60 percent of foreign currency risks relate to the U.S. dollar, while only 4 percent relate to euro risk positions of subsidiaries domiciled outside the euro zone. The remaining exposure involves liabilities in British pounds (3 percent), Japanese yen (5 percent) and a number of other currencies outside the dollar and euro zones. The U.S. dollar accounts for 77 percent of the asset volume hedged through derivative financial instruments, while the pound accounts for 8 percent and the yen for 6 percent. Of the hedged liabilities, 59 percent are in U.S. dollars, 7 percent in yen, 5 percent in British pounds and 29 percent in other currencies. The need for hedging within the euro zone ceased at the beginning of 1999 due to the permanent fixing of exchange rates. When economically hedging exchange rate risk on recorded foreign currency operating items, we do not aim for hedge accounting treatment. Changes in the fair values of the respective hedging instruments are therefore recognized immediately in income.

                          The other securities included in investments are
                     almost exclusively denominated in the currency used by the Group company making the investment, so no currency risk is involved. Similarly, the other loans are made only to borrowers in the same currency zone. Where intragroup loans exposed to currency risk have no natural hedge, they are hedged through derivative financial instruments.




52  BAYER ANNUAL REPORT 2001                                        [Bayer Logo]

                     Interest rate risk

                     An interest rate risk - the possibility that the value of a financial instrument will change due to movements in market rates of interest - applies mainly to receivables and payables with maturities of over one year.

                          Items with such long maturities are not of material
                     significance on the operating side but are relevant in the case of investments and financial commitments. Here, derivative financial instruments are used as the main method of interest rate hedging, though in some cases interest rate risk is not hedged if attractive fixed interest rates can be obtained.

                          The other securities included in investments are
                     mostly floating rate investments at market rates of interest. Interest rate swaps are not used to convert floating rate investments into fixed rate investments.

                          The other loans chiefly comprise loans to employees,
                     generally at market-oriented, fixed interest rates. Such loans are exposed to an interest rate risk which, however, is not hedged since it was entered into for specific reasons. More than three-quarters of employee loans are for terms of more than five years.

                     Derivative financial instruments

                     The derivatives we use are mainly over-the-counter instruments, particularly forward foreign exchange contracts, option contracts, interest rate swaps, and interest and principal currency swaps. We deal only with banks of high credit standing. The instruments are employed according to uniform guidelines and are subject to strict internal controls. Their use is confined to the hedging of the operating business and of the related investments and financing transactions. "Regular way "purchases and sales of financial assets are recorded at the settlement date in compliance with IAS 39. The main objective in using derivative financial instruments is to reduce fluctuations in cash flows and earnings associated with changes in interest and foreign exchange rates.

                     Market risk

                     Market risk arises from the fact that the value of financial instruments may be positively or negatively affected by fluctuating prices on the financial markets. The fair values quoted are the current values of the derivative financial instruments, disregarding any opposite movements in the values of the respective hedged transactions. The fair value is the repurchase value of the derivatives on the closing date, based on quoted prices or determined by standard methods. The notional amount is the total volume of the contracted purchases or sales of the respective derivatives.



53  BAYER ANNUAL REPORT 2001                                        [Bayer Logo]

Notes


                          The notional amounts and fair values of the derivative
                     financial instruments held at the closing date were as follows:


                     (euro) million                            Notional Amount            Fair value
                                                          Dec. 31,        Dec. 31,    Dec. 31,    Dec. 31,
                                                              2001            2000        2001       2000

                     Forward foreign
                     exchange contract                       2,740           3,219        (28)        145
                     -----------------------------            -----          -----        ----       -----
                     Currency options                          279              87          o           1
                     -----------------------------            -----          -----        ----       -----
                     Currency swaps                              9             196          o         (12)
                     -----------------------------            -----          -----        ----       -----
                     Interest rate hedging
                     contracts (including interest
                     and principal currency swaps)            4,485          3,495        (60)       (133)
                     -----------------------------            -----          -----        ----       -----
                                                              7,513          6,997        (88)          1
                     -----------------------------            -----          -----        ----       -----


                     Gains and losses from changes in fair values are immediately recognized in income, except where the strict conditions for the recognition of a hedge accounting relationship are present. This is also the case with fair value hedges, where the gain or loss on both the hedging contract and the hedged item are recognized in income. However, gains or losses incurred through cash flow hedge accounting are recognized initially in equity and subsequently in the income for the year in which the term of the respective hedging contract is completed.

                     Credit risk

                     Credit risk exposure is (euro) 139 million (2000: (euro) 227 million), this amount being the total of the positive fair values of derivatives that give rise to claims against the other parties to the instruments. It represents the losses that could result from non-performance of contractual obligations by these parties. We minimize this risk by imposing a limit on the volume of business in derivative financial instruments transacted with individual parties.

                     Currency risk

                     Exchange hedging instruments in the notional amount of
                     (euro) 2.7 billion (2000: (euro) 3.3 billion) mature within one year, while instruments in the amount of (euro) 0.3 billion (2000: (euro) 0.2 billion) have longer remaining terms.

                     Interest rate risk

                     Short-term interest rate hedging contracts (including interest and principal currency swaps) total (euro) 2.0 billion (2000: (euro) 0.3 billion). Those maturing after more than one year total (euro) 2.5 billion (2000: (euro)
                     3.2 billion).

                     Hedge accounting

                     Most interest rate swaps and interest and principal currency swaps are performed to allow the company to maintain a target range of floating rate debt. All swap contracts amount to permissible hedge accounting relationships and there is no ineffectiveness related to these hedges. Changes in the fair values of derivatives that hedge interest




54  BAYER ANNUAL REPORT 2001                                        [Bayer Logo]
                     rate risk are recorded as interest expense for the respective periods, as are offsetting changes in the fair value of the related hedged debt items. Fair value hedge accounting is not used in any other circumstances. Some interest rate or interest and principal currency instruments involve a swap from variable to fixed interest rates. Such contracts are accounted for as cash flow hedges as defined in IAS 39. However, most of the cash flow hedges are entered into to protect future operating revenues against currency fluctuations, as explained earlier.

NOTES TO THE         [39] Net cash provided by operating activities
STATEMENTS
OF CASH FLOWS        The cash flow statement starts from the operating result.
                     The gross cash flow for 2001 of (euro) 2.9 billion (2000:
                     (euro) 4.2 billion) is the cash surplus from operating activities before any changes in working capital.
                     Breakdowns of the gross cash flow by segment and region are given in the table on pages 20 -22. The net cash flow of
                     (euro) 3.9 billion (2000: (euro) 3.1 billion) takes into account changes in working capital.

                     [40] Net cash used in investing activities

                     Additions to property, plant and equipment and intangible assets in 2001 resulted in a cash outflow of (euro) 2.6 billion (2000: (euro) 2.6 billion). Cash outflows for acquisitions amounted to (euro) 0.5 billion (2000: (euro)
                     4.1 billion). Sales of property, plant and equipment led to a cash inflow of (euro) 0.5 billion (2000:(euro) 0.3 billion), while that from interest and dividend receipts and from marketable securities amounted to (euro) 0.4 billion (2000: (euro) 0.3 billion).

                     [41] Net cash provided by (used in) financing activities

                     The net cash outflow of (euro) 1.5 billion in 2001 mainly comprises the (euro) 1.0 billion dividend payment for 2000 (2000: (euro) 1.0 billion dividend payment for 1999) and
                     (euro) 0.5 billion (2000: (euro) 0.3 billion) in interest payments.

                     [42] Discontinuing operations

                     Discontinuing operations affected the Group cash flow statements as follows:


(euro)million                    Erdolchemie        Fibers               H & R           DyStar        Total

                                 2001    2000     2001     2000      2001       2000      2000      2001    2000

Net cash provided by
operating activities               13      38       28      114       118         84        66       159     302
--------------------              ---     ----     ----     ----     -----      -----      ----      ---    -----
Net cash provided by
(used in) investing
activities                        474     (87)     (16)     (30)     (163)      (116)      (65)      295    (298)
--------------------              ---     ----     ----     ----     -----      -----      ----      ---    -----
Net cash provided by
(used in) financing
activities                          0       0      (41)       o        77         (7)       18        36      11
--------------------              ---     ----     ----     ----     -----      -----      ----      ---    -----
Change in cash and
cash equivalents                  487     (49)     (29)      84        32        (39)       19       490      15
--------------------              ---     ----     ----     ----     -----      -----      ----      ---    -----





55  BAYER ANNUAL REPORT 2001                                        [Bayer Logo]

Notes


                     [43] Cash and cash equivalents

                     Cash and cash equivalents as of December 31, 2001 amounted to (euro) 0.7 billion (2000: (euro) 0.5 billion). The liquid assets of (euro) 0.8 billion (2000: (euro) 0.7 billion) shown in the balance sheet also include marketable securities and other instruments.

TOTAL REMUNERATION   The remuneration of the Board of Management for 2001
OF THE BOARD OF      amounted to (euro) 8,153,562.  Emoluments to retired
MANAGEMENT AND THE   members of the Board of Management and their surviving
SUPERVISORY BOARD,   dependents amounted to (euro) 8,355,270.
ADVANCES AND LOANS
                          Pension provisions for these individuals, amounting to
                     (euro) 69,341,493 are reflected in the balance sheet of Bayer AG.

                          The remuneration of the Supervisory Board amounted to
                     (euro) 1,293,750.

                          There were no loans to members of the Board of
                     Management or the Supervisory Board outstanding as of December 31, 2001, nor any repayments of such loans during the year.

                     Leverkusen, February 26, 2002
                     Bayer Aktiengesellschaft
                     The Board of Management








56  BAYER ANNUAL REPORT 2001                                        [Bayer Logo]

[Photo]
Herman J. Strenger
Chairman of the
Supervisor Baord

Report of the Supervisory Board                                 Overall Contents
                                                                Financial Report

Dear Stockholders:

During 2001 the Supervisory Board monitored the conduct of the company's business and acted in an advisory capacity. We performed these functions on the basis of detailed reports from the Board of Management received at our meetings. In addition, the Chairman of the Supervisory Board and the Chairman of the Board of Management maintained a constant exchange of information and ideas. In this way the Supervisory Board was kept continuously informed about:

  o  the company's business strategy;

  o corporate planning, including financial, investment and human resources planning;

  o  the company's earnings performance; and

  o  the general state of the business.

     The documents relating to Board of Management decisions or actions requiring the approval of the Supervisory Board were inspected by the Supervisory Board at its plenary meetings, sometimes after preparatory work by its committees. In certain cases the Supervisory Board gave its approval on the basis of documents circulated to its members.

     We discussed at length the business trends described in the reports from the Board of Management and the prospects for the development of the Bayer Group, the individual business groups and the principal affiliated companies in Germany and abroad.

     Figuring prominently in these discussions was the question of reorganizing the company and the Group, which was discussed in great detail with the Board of Management. Another major focus of our deliberations was the acquisition of Aventis CropScience Holding S.A., with its global crop protection and bioscience business. Further matters dealt with by the Supervisory Board included:

  o  the sale of the 50 percent interest in EC Erdolchemie GmbH;

  o the divestiture of Haarmann & Reimer GmbH, Rhein Chemie Rheinau GmbH and Bayer's 50 percent interest in PolmerLatex GmbH & Co. KG;

  o  the sale of 94.9 percent of the real-estate company Bayer-Wohnungen GmbH.

     Other major topics reported to us and discussed during the year included:

  o the withdrawal of Lipobay(R)/Baycol(R) and its effects on the pharmaceuticals business and the entire enterprise;

  o the problems with the production process for Kogenate(R) and the resulting shortfalls in revenue and earnings.

     At its meeting on September 13, 2001, the Supervisory Board decided to appoint Werner Wenning to the position of Chairman of the Board of Management, effective from the end of the 2002 Annual Stockholders' Meeting.

     The Supervisory Board is assisted in its work by the Presidial Committee, the Affiliates Committee and Extended Affiliates Committee, the Human Resources Committee and the Social Policy Committee. During the fiscal year there were five plenary meetings of the Supervisory Board, one meeting of the Affiliates Committee convened in the form of the Extended Affiliates Committee, one meeting of the Presidial Committee and two meetings of the Human Resources Committee.




1  BAYER ANNUAL REPORT 2001                                         [Bayer Logo]

Report of the Supervisory Board


     The consolidated financial statements of the Bayer Group were drawn up according to the International Accounting Standards (IAS). These statements, as well as the financial statements of Bayer AG and the management reports of the Bayer Group and Bayer AG, have been examined by the auditors PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprufungsgesellschaft, Essen. The conduct of the audit is explained in the Independent Auditors' Report. The auditors find that Bayer has fully complied with the International Accounting Standards and issue an unqualified opinion to the consolidated financial statements of the Bayer Group. The financial statements and management report of Bayer AG, the consolidated financial statements and management report of the Bayer Group, and the audit reports were submitted to all members of the Supervisory Board. They were discussed in detail by the Presidial Committee and at a plenary meeting of the Supervisory Board. The auditors submitted a report on both occasions and were present during the discussions.

     We examined the financial statements and management report of Bayer AG, the proposal for distribution of the profit, and the consolidated financial statements and management report of the Bayer Group. We found no objections, thus we concur with the result of the audit.

     We have approved the financial statements of Bayer AG prepared by the Board of Management. These financial statements are thus confirmed. We are in agreement with the management report of Bayer AG and, in particular, with the assessment of the company's future development.

     We also concur with the dividend policy and the allocations to retained earnings. We assent to the proposal for distribution of the profit, which provides for payment of a dividend of (euro) 0.90 per share.

     Detlef Fahlbusch relinquished his seat on the Supervisory Board on April 30, 2001. Our sincere thanks go to him for his dedicated service. His place was taken, effective May 1, 2001, by Siegfried Wendlandt.

     Dr. Pol Bamelis retired from the Board of Management at the end of the 2001 Annual Stockholders' Meeting. We would like to take this further opportunity to thank him for his valuable service to the company.

Leverkusen, March 2002
For the Supervisory Board


/s/ Hermann J. Strenger
Hermann J. Strenger
Chairman



2  BAYER ANNUAL REPORT 2001                                         [Bayer Logo]

Corporate Officers

SUPERVISORY BOARD
------------------------------------------------------------------------------------------------------------------
Prof. Dr. Herbert Grunewald              Hilmar Kopper                          Hubertus Schmoldt
Honorary Chairman,Leverkusen             Chairman of the Supervisory Board      Chairman of the German Mine,
                                         of Deutsche Bank AG, Frankfurt (Main)  Chemical and Power Workers Union,
Prof. Dr. Kurt Hansen +                  Akzo-Nobel N.V.                        Hannover
Honorary Chairman, Leverkusen            DaimlerChrysler AG                     Buna Sow Leuna Olefinverbund GmbH
                                         Solvay S.A.                            e.on AG
Members of the Supervisory Board - in    Unilever N.V.                          RAG Coal International AG
addition to performing individual        Xerox Company
supervising functions at companies                                              Dieter Schulte
affiliated to those in which they hold   Petra Kronen                           Chairman of the German
legal offices - hold offices as          Chemical Laboratory Assistant,         Unions Federation, Berlin
members of the supervisory board or a    Krefeld                                Hermes Kreditversicherungs-AG
comparable supervising body of the                                              Kreditanstalt fur Wiederaufbau
corporations listed (as of December      Dr.-Ing. Manfred Lennings              ThyssenKrupp AG
31, 2001):                               Management Consultant, Essen-Kettwig
                                         B.U.S. Berzelius Umwelt-Service AG     Dr. Eugen Velker
Hermann Josef Strenger                   (until November 30, 2001)              Chemist, Dormagen
Former Chairman of the Company 's        Deutsche Post AG
Board of Management, Leverkusen          Gildemeister AG                        Lodewijk Christiaan van Wachem
Chairman                                 Heitkamp-Deilmann-Haniel GmbH          Chairman of the Supervisory
Agfa-Gevaert N.V.                        IVG Holding AG                         Board of Royal Dutch Petroleum
Commerzbank AG                           Privatbrauerei Diebels GmbH (until     Company, The Hague, Netherlands
Linde AG (until May 29, 2001)            August 22, 2001)                       Akzo Nobel N.V.
                                                                                ATCO Ltd.
Erhard Gipperich                         Dr. h. c. Andre Leysen                 BMW AG
Lathe Operator,Leverkusen                Chairman of the Board of Directors     IBM Corporation
Vice Chairman                            of Gevaert N.V., Mortsel, Belgium      Philips Electronics N.V.
                                         Agfa-Gevaert AG                        Zurich Financial Services
Petra Brayer                             Agfa-Gevaert N.V.
Chemical Laboratory Assistant, Dormagen  Deutsche Telekom AG                    Siegfried Wendlandt (effective May
                                         e.on AG                                1, 2001)
Karl-Josef Ellrich                       GIB Group N.V. (until June 30, 2001)   Wholesale Clerk, Dusseldorf
Health Insurance Fund Economist,         Schenker AG                            North Rhine District Secretary of
Dormagen                                 Tessenderlo Chemie N.V. (until June    the German Mine, Chemical and Power
                                         30, 2001)                              Workers Union
Detlef Fahlbusch (until April 30, 2001)                                         RWE Rheinbraun AG
North Rhine District Secretary of the    Dr. h. c. Helmut Oswald Maucher        Rutgers AG
German Mine, Chemical and Power          Honorary Chairman of Nestle S.A.,      HT Troplast AG
Workers Union, Dusseldorf                Frankfurt (Main)
mg technologies AG (until March 31,      Koc Holding A.S.                       Prof. Dr. Ernst-Ludwig Winnacker
2001)                                    Qualiclick.com AG                      President of the German Research
RAG Immobilien AG (until March 31,       Ravensburger AG                        Association, Bonn
2001)                                    Union Bancaire Privee S.A              Elegene AG (effective January 1,
Rheinbraun AG (until March 31, 2001)                                            2001)
                                         Rolf Nietzard                          MediGene AG
Dr. h. c. Martin Kohlhaussen             Chemical Laboratory Technician,        Nascacell AG
Chairman of the Supervisory Board of     Leverkusen                             Therascope AG
Commerzbank AG, Frankfurt (Main)
(effective May 25, 2001)                 Dr. Heinrich v. Pierer                 Dr. Hermann Wunderlich
Assicurazioni Generali S.p.A. (until     President and Chief Executive          Former Vice Chairman of the Company's
April 28, 2001)                          Officer,                               Board of Management, Odenthal
Heraeus Holding GmbH                     Siemens AG, Munich                     Babcock-Borsig AG (until July 12,
Hochtief AG                              Hochtief AG                            2001)
Infineon Technologies AG                 Munchener                              Freudenberg & Co.
Karstadt Quelle AG                       Ruckversicherungs-Gesellschaft
Linde AG                                 Volkswagen AG
RHEINHYP Rheinische Hypothekenbank AG
(until May 11,2001)                      Waltraud Schlaefke
Schering AG                              Chemical Laboratory
ThyssenKrupp AG (effective June 21,      Technician,Bomlitz
2001)                                    Wolff Walsrode AG
Verlagsgruppe Georg von Holtzbrinck
GmbH (effective May 15, 2001)


BOARD OF MANAGEMENT
------------------------------------------------------------------------------------------------------------------
Members of the Board of Management -     Dr. Pol Bamellis (until April 30, 2001)  Werner Spinner
in addition to performing individual     Agfa-Gevaert AG                          Bayer Faser GmbH
supervising functions at affiliated      Agfa-Gevaert N.V.                        Verwaltungsrat GfK
companies - hold offices as members of   Bekaert N.V.
the supervisory board or a comparable    Crop Design N.V.                         Werner Wenning
supervising body of the corporations     Oleon N.V.                               Agfa-Gevaert AG
listed (as of December 31, 2001):        Evotec oAi AG                            Agfa-Gevaert N.V.
                                         Fortis Equity                            Dresdner Bank Lateinamerika AG
Dr. Manfred Schneider                    MediGene AG                              EC Erdolchemie GmbH (until May 1,
Chairman                                                                          2001)
Allianz AG                               Dr. Attila Molnar                        Gerling-Konzern
DaimlerChrysler AG                                                                Allgem.Versicherungs-AG (until
Linde AG (effective May 29, 2001)        Dr. Frank Morich                         December 31, 2001)
Metro AG                                                                          Gerling-Konzern
RWE AG                                   Dr. Udo Oels                             Versicherungs-Beteiligungs-AG
                                         Agfa-Gevaert AG                          (effective May 31, 2001)
                                         EC Erdolchemie GmbH (until May 1,        RHEINHYP Rheinische Hypothekenbank AG
                                         2001)
                                         Haarmann & Reimer GmbH                   Dr. Gottfried Zaby
                                         Wolff Walsrode AG                        Beteiligungs- und
                                                                                  Kunststoffverwertungs GmbH
                                                                                  Bayer Industrieprodukte GmbH & Co. KG
                                                                                  Bayer Vital GmbH (effective March
                                                                                  27, 2001)
                                                                                  Deutsche Gesellschaft fur
                                                                                  Kunststoffrecycling mbH
                                                                                  Mannesmann Plastics Machinery AG
                                                                                  Haarmann & Reimer GmbH
                                                                                  H.C. Starck GmbH


BAYER ANNUAL REPORT 2001                                            [Bayer Logo]

Ten-Year Financial Summary

----------------------------------------------------- -------------- ---------------- -------------- -------------- --------------
                         Bayer Group ((euro) million)|     1992            1993            1994           1995           1996
-----------------------------------------------------+-------------- ---------------- -------------- -------------- --------------
                                           Net sales |    21,063    |    20,967     |    22,200    |    22,793    |    24,853
-----------------------------------------------------+--------------+---------------+--------------+--------------+--------------
                               Sales outside Germany |        78.7% |        81.0%  |        81.6% |        80.5% |        82.2%
-----------------------------------------------------+--------------+---------------+--------------+--------------+--------------
             Sales of foreign consolidated companies |        61.2% |        64.5%  |        65.3% |        63.4% |        65.4%
-----------------------------------------------------+--------------+---------------+--------------+--------------+--------------
                                    Operating result |     1,419    |     1,200     |     1,656    |     2,102    |     2,306
-----------------------------------------------------+--------------+---------------+--------------+--------------+--------------
                          Income before income taxes |     1,377    |     1,204     |     1,684    |     2,140    |     2,282
-----------------------------------------------------+--------------+---------------+--------------+--------------+--------------
                                  Income after taxes |       799    |       701     |     1,029    |     1,238    |     1,405
-----------------------------------------------------+--------------+---------------+--------------+--------------+--------------
                                   Noncurrent assets |     7,987    |     8,256     |     8,563    |     9,437    |    10,689
-----------------------------------------------------+--------------+---------------+--------------+--------------+--------------
                                   Intangible assets |       161    |       164     |       386    |       488    |       729
-----------------------------------------------------+--------------+---------------+--------------+--------------+--------------
                       Property, plant and equipment |     7,262    |     7,506     |     7,548    |     7,966    |     8,974
-----------------------------------------------------+--------------+---------------+--------------+--------------+--------------
                                         Investments |       564    |       586     |       629    |       983    |       986
-----------------------------------------------------+--------------+---------------+--------------+--------------+--------------
                                      Current assets |    11,610    |    12,283     |    13,097    |    13,211    |    14,593
-----------------------------------------------------+--------------+---------------+--------------+--------------+--------------
                                         Inventories |     4,355    |     4,176     |     4,261    |     4,762    |     5,144
-----------------------------------------------------+--------------+---------------+--------------+--------------+--------------
                                         Receivables |     5,336    |     5,427     |     5,881    |     5,787    |     7,028
-----------------------------------------------------+--------------+---------------+--------------+--------------+--------------
                                       Liquid assets |     1,919    |     2,680     |     2,955    |     2,662    |     2,421
-----------------------------------------------------+--------------+---------------+--------------+--------------+--------------
                                Stockholders' equity |     8,759    |     9,089     |     8,488    |     9,109    |    10,531
-----------------------------------------------------+--------------+---------------+--------------+--------------+--------------
                           Capital stock of Bayer AG |     1,681    |     1,715     |     1,772    |     1,803    |     1,851
-----------------------------------------------------+--------------+---------------+--------------+--------------+--------------
              Capital reserves and retained earnings |     6,303    |     6,695     |     5,709    |      6,082    |     7,287
-----------------------------------------------------+--------------+---------------+--------------+ --------------+--------------
                                          Net income |       775    |       679     |     1,007    |      1,224    |     1,393
-----------------------------------------------------+--------------+---------------+--------------+ --------------+--------------
                     Minority stockholders' interest |       212    |       220     |       232    |        248    |       234
-----------------------------------------------------+--------------+---------------+--------------+ --------------+--------------
                                         Liabilities |    10,626    |    11,230     |    12,940    |     13,291    |    14,517
-----------------------------------------------------+--------------+---------------+--------------+ --------------+--------------
                                          Provisions |     5,657    |     6,003     |     6,788    |      6,923    |     7,057
-----------------------------------------------------+--------------+---------------+--------------+ --------------+--------------
                                   Other liabilities |     4,969    |     5,227     |     6,152    |      6,368    |     7,460
-----------------------------------------------------+--------------+---------------+--------------+ --------------+--------------
                                        Total assets |    19,597    |    20,539     |    21,660    |     22,648    |    25,282
-----------------------------------------------------+--------------+---------------+--------------+ --------------+--------------
                          Proportion of total assets |              |               |              |               |
-----------------------------------------------------+--------------+---------------+--------------+ --------------+--------------
                                   Noncurrent assets |       40.8%  |       40.2%   |       39.5%  |        41.7%  |       42.3%
-----------------------------------------------------+--------------+---------------+--------------+ --------------+--------------
                                      Current assets |        59.2% |        59.8%  |        60.5% |         58.3% |        57.7%
-----------------------------------------------------+--------------+---------------+--------------+ --------------+--------------
                                Stockholders' equity |        44.7% |        44.3%  |        39.2% |         40.2% |        41.7%
-----------------------------------------------------+--------------+---------------+--------------+ --------------+--------------
                                         Liabilities |        54.2% |        54.7%  |        59.7% |         58.7% |        57.4%
-----------------------------------------------------+--------------+---------------+--------------+--------------+--------------
                               Financial obligations |     2,528    |     2,691     |     3,209    |     3,205    |     3,520
-----------------------------------------------------+--------------+---------------+--------------+--------------+--------------
                                         o Long-term |     1,568    |     1,319     |     1,259    |     1,436    |     1,615
-----------------------------------------------------+--------------+---------------+--------------+--------------+--------------
                                        o Short-term |       960    |     1,372     |     1,950    |     1,769    |     1,905
-----------------------------------------------------+--------------+---------------+--------------+--------------+--------------
                     Interest income (expense) - net |       (92)   |       (26)    |        45    |         6    |      (44)
-----------------------------------------------------+--------------+---------------+--------------+--------------+--------------
 Noncurrent assets financed  by stockholders' equity |       109.7% |       110.1%  |        99.1% |        96.5% |        98.5%
-----------------------------------------------------+--------------+---------------+--------------+--------------+--------------
       Noncurrent assets and inventories financed by |              |               |              |              |
      stockholders' equity and long-term liabilities |       120.3% |       123.0%  |       114.9% |       110.7% |       113.4%
-----------------------------------------------------+--------------+---------------+--------------+--------------+--------------
                                     Return on sales |         6.7% |         5.7%  |         7.5% |         9.2% |         9.3%
-----------------------------------------------------+--------------+---------------+--------------+--------------+--------------
                      Return on stockholders' equity |         9.1% |         7.7%  |        11.4% |        13.7% |        14.0%
-----------------------------------------------------+--------------+---------------+--------------+--------------+--------------
                         Operating cash flow (gross) |     2,401    |     2,481     |     2,529    |     2,751    |     2,959
-----------------------------------------------------+--------------+---------------+--------------+--------------+--------------
                                Capital expenditures |     1,462    |     1,614     |     1,794    |     1,620    |     1,931
-----------------------------------------------------+--------------+---------------+--------------+--------------+--------------
                       Depreciation and amortization |     1,305    |     1,374     |     1,243    |     1,184    |     1,326
-----------------------------------------------------+--------------+---------------+--------------+--------------+--------------
                    Depreciation and amortization in |              |               |              |              |
                     percent of capital expenditures |         89.3%|         85.2% |         69.3%|         73.1%|         68.7%
-----------------------------------------------------+--------------+---------------+--------------+--------------+--------------
     Personnel expenses (including pension expenses) |     7,380    |     7,315     |     7,392    |     7,477    |     7,718
-----------------------------------------------------+--------------+---------------+--------------+--------------+--------------
                      Number of employees (year end) |   156,400    |   150,400     |   146,700    |   142,900    |   142,200
-----------------------------------------------------+--------------+---------------+--------------+--------------+--------------
                   Research and development expenses |     1,583    |     1,614     |     1,624    |     1,666    |      1,845
-----------------------------------------------------+--------------+---------------+--------------+--------------+--------------
                                            Bayer AG |              |               |              |              |
-----------------------------------------------------+--------------+---------------+--------------+--------------+--------------
                       Income after taxes/Net income |       446    |       418     |       476    |       592    |       695
-----------------------------------------------------+--------------+---------------+--------------+--------------+--------------
                     Allocation to retained earnings |        77    |        41     |        15    |        51    |        66
-----------------------------------------------------+--------------+---------------+--------------+--------------+--------------
                              Total dividend payment |       369    |       377     |       461    |       541    |       629
-----------------------------------------------------+--------------+---------------+--------------+--------------+--------------
                         Dividend per share ((euro)) |         0.56 |         0.56  |         0.66 |         0.77 |         0.87
-----------------------------------------------------+--------------+---------------+--------------+--------------+--------------

*) continuing operations

BAYER ANNUAL REPORT 2001                                            [Bayer Logo]

Ten-Year Financial Summary

---------------------------------------------------------------------------------------------------------------------------------
                         Bayer Group ((euro) million)|     1997     |      1998     |     1999     |     2000     |     2001
-----------------------------------------------------+--------------+---------------+--------------+--------------+--------------
                                           Net sales |    28,124    |    28,062     |    27,320    |    30,971    |    30,275
-----------------------------------------------------+--------------+---------------+--------------+--------------+--------------
                               Sales outside Germany |        83.9% |        83.6%  |        84.3% |        85.6% |        85.6%
-----------------------------------------------------+--------------+---------------+--------------+--------------+--------------
             Sales of foreign consolidated companies |        67.0% |        67.5%  |        68.3% |        69.0% |        70.9%
-----------------------------------------------------+--------------+---------------+--------------+--------------+--------------
                                    Operating result |     3,077    |     3,155     |     3,357    |     3,287    |     1,611
-----------------------------------------------------+--------------+---------------+--------------+--------------+--------------
                          Income before income taxes |     2,611    |     2,728     |     2,836    |     2,990    |     1,115
-----------------------------------------------------+--------------+---------------+--------------+--------------+--------------
                                  Income after taxes |     1,509    |     1,615     |     2,018    |     1,842    |       961
-----------------------------------------------------+--------------+---------------+--------------+--------------+--------------
                                   Noncurrent assets |    12,230    |    13,981     |    15,614    |    20,344    |    21,702
-----------------------------------------------------+--------------+---------------+--------------+--------------+--------------
                                   Intangible assets |     1,051    |     1,909     |     2,213    |     4,843    |     5,014
-----------------------------------------------------+--------------+---------------+--------------+--------------+--------------
                       Property, plant and equipment |    10,307    |    10,970     |    11,986    |    13,345    |    13,543
-----------------------------------------------------+--------------+---------------+--------------+--------------+--------------
                                         Investments |       872    |     1,102     |     1,415    |     2,156    |     3,145
-----------------------------------------------------+--------------+---------------+--------------+--------------+--------------
                                      Current assets |    15,467    |    15,396     |    15,665    |    16,107    |    15,337
-----------------------------------------------------+--------------+---------------+--------------+--------------+--------------
                                         Inventories |     5,424    |     5,781     |     4,992    |     6,095    |     5,818
-----------------------------------------------------+--------------+---------------+--------------+--------------+--------------
                                         Receivables |     7,588    |     7,894     |     7,533    |     9,308    |     8,748
-----------------------------------------------------+--------------+---------------+--------------+--------------+--------------
                                       Liquid assets |     2,455    |     1,721     |     3,140    |       704    |       771
-----------------------------------------------------+--------------+---------------+--------------+--------------+--------------
                                Stockholders 'equity |    12,009    |    12,568     |    15,006    |    16,140    |    16,922
-----------------------------------------------------+--------------+---------------+--------------+--------------+--------------
                           Capital stock of Bayer AG |     1,867    |     1,867     |     1,870    |     1,870    |     1,870
-----------------------------------------------------+--------------+---------------+--------------+--------------+--------------
              Capital reserves and retained earnings |     8,638    |     9,087     |    11,134    |    12,454    |    14,087
-----------------------------------------------------+--------------+---------------+--------------+--------------+--------------
                                          Net income |     1,504    |     1,614     |     2,002    |     1,816    |       965
-----------------------------------------------------+--------------+---------------+--------------+--------------+--------------
                     Minority stockholders' interest |       223    |       211     |       176    |       237    |        98
-----------------------------------------------------+--------------+---------------+--------------+--------------+--------------
                                         Liabilities |    15,465    |    16,598     |    16,097    |    20,074    |    20,019
-----------------------------------------------------+--------------+---------------+--------------+--------------+--------------
                                          Provisions |     7,275    |     7,271     |     6,714    |     7,163    |     7,172
-----------------------------------------------------+--------------+---------------+--------------+--------------+--------------
                                   Other liabilities |     8,190    |     9,327     |     9,383    |    12,911    |    12,847
-----------------------------------------------------+--------------+---------------+--------------+--------------+--------------
                                        Total assets |    27,697    |    29,377     |    31,279    |    36,451    |    37,039
-----------------------------------------------------+--------------+---------------+--------------+--------------+--------------
                          Proportion of total assets |              |               |              |              |
-----------------------------------------------------+--------------+---------------+--------------+--------------+--------------
                                   Noncurrent assets |        44.2% |        47.6%  |        49.9% |        55.8% |        58.6%
-----------------------------------------------------+--------------+---------------+--------------+--------------+--------------
                                      Current assets |        55.8% |        52.4%  |        50.1% |        44.2% |        41.4%
-----------------------------------------------------+--------------+---------------+--------------+--------------+--------------
                                Stockholders' equity |        43.4% |        42.8%  |        48.0% |        44.3% |        45.7%
-----------------------------------------------------+--------------+---------------+--------------+--------------+--------------
                                         Liabilities |        55.8% |        56.5%  |        51.5% |        55.1% |        54.1%
-----------------------------------------------------+--------------+---------------+--------------+--------------+--------------
                               Financial obligations |     3,896    |     4,730     |     4,466    |     6,665    |     7,380
-----------------------------------------------------+--------------+---------------+--------------+--------------+--------------
                                         o Long-term |     2,150    |     2,404     |     2,359    |     2,803    |     3,071
-----------------------------------------------------+--------------+---------------+--------------+--------------+--------------
                                        o Short-term |     1,746    |     2,326     |     2,107    |     3,862    |     4,309
-----------------------------------------------------+--------------+---------------+--------------+--------------+--------------
                     Interest income (expense) - net |      (157)   |      (179)    |      (196)   |      (311)   |      (349)
-----------------------------------------------------+--------------+---------------+--------------+--------------+--------------
 Noncurrent assets financed  by stockholders' equity |        98.2% |        89.9%  |        96.1% |        79.3% |        78.0%
-----------------------------------------------------+--------------+---------------+--------------+--------------+--------------
       Noncurrent assets and inventories financed by |              |               |              |              |
      stockholders' equity and long-term liabilities |       114.2% |       105.0%  |       111.5% |        93.0% |        93.9%
-----------------------------------------------------+--------------+---------------+--------------+--------------+--------------
                                     Return on sales |        11.0% |        12.9%* |        11.5%*|        11.2%*|         6.4%*
-----------------------------------------------------+--------------+---------------+--------------+--------------+--------------
                      Return on stockholders' equity |        13.1% |        12.9%  |        14.4% |        11.7% |         5.8%
-----------------------------------------------------+--------------+---------------+--------------+--------------+--------------
                         Operating cash flow (gross) |     3,313    |     3,394     |     3,192    |     4,164    |     2,923
-----------------------------------------------------+--------------+---------------+--------------+--------------+--------------
                                Capital expenditures |     2,331    |     2,703     |     2,632    |     2,647    |     2,617
-----------------------------------------------------+--------------+---------------+--------------+--------------+--------------
                       Depreciation and amortization |     1,479    |     1,521     |     1,744    |     2,122    |     2,464
-----------------------------------------------------+--------------+---------------+--------------+--------------+--------------
                    Depreciation and amortization in |              |               |              |              |
                     percent of capital expenditures |        63.4% |        56.3%  |        66.3% |        80.2% |        94.1%
-----------------------------------------------------+--------------+---------------+--------------+--------------+--------------
     Personnel expenses (including pension expenses) |     7,895    |     8,106     |     7,549    |     7,735    |     7,849
-----------------------------------------------------+--------------+---------------+--------------+--------------+--------------
                      Number of employees (year end) |   144,600    |   145,100     |   120,400    |   122,100    |   116,900
-----------------------------------------------------+--------------+---------------+--------------+--------------+--------------
                   Research and development expenses |     1,983    |     2,045     |     2,252    |     2,393    |     2,559
-----------------------------------------------------+--------------+---------------+--------------+--------------+--------------
                                            Bayer AG |              |               |              |              |
-----------------------------------------------------+--------------+---------------+--------------+--------------+--------------
                       Income after taxes/Net income |       746    |     1,095     |     1,076    |     1,702    |       657
-----------------------------------------------------+--------------+---------------+--------------+--------------+--------------
                     Allocation to retained earnings |        36    |       348     |       127    |       680    |         0
-----------------------------------------------------+--------------+---------------+--------------+--------------+--------------
                              Total dividend payment |       710    |       747     |       949    |     1,022    |       657
-----------------------------------------------------+--------------+---------------+--------------+--------------+--------------
                         Dividend per share ((euro)) |         0.97 |         1.02  |         1.30 |         1.40 |         0.90
-----------------------------------------------------+--------------+---------------+--------------+--------------+--------------

*) continuing operations

BAYER ANNUAL REPORT 2001                                            [Bayer Logo]

Dates

--------------------------------------------------------------------------------
       Spring Financial News Conference      Wednesday, March 13, 2002
-------------------------------------------------------------------------------
             Spring Investor Conference      Friday, March 15, 2002
-------------------------------------------------------------------------------
      Annual Stockholders' Meeting 2002      Friday, April 26, 2002
             First Quarter Results 2002
-------------------------------------------------------------------------------
                    Payment of Dividend      Thursday, May 2, 2002
-------------------------------------------------------------------------------
                First Half Results 2002      Thursday, August 1, 2002
             London Investor Conference
-------------------------------------------------------------------------------
         Fall Financial News Conference      Tuesday, November 12, 2002
-------------------------------------------------------------------------------
               Fall Investor Conference      Wednesday, November 13, 2002
-------------------------------------------------------------------------------
       Spring Financial News Conference      Thursday, March 13, 2003
-------------------------------------------------------------------------------
             Spring Investor Conference      Friday, March 14, 2003
-------------------------------------------------------------------------------
      Annual Stockholders' Meeting 2003      Tuesday, April 29, 2003
             First Quarter Results 2003
-------------------------------------------------------------------------------
                    Payment of Dividend      Friday, May 2, 2003
-------------------------------------------------------------------------------

Forward-Looking Statements
This Annual Report contains forward-looking statements. These statements use words like "believes", "assumes", "expects" or similar formulations. Various known and unknown risks, uncertainties and other factors could lead to substantial differences between the actual future results, financial situation, development or performance of our company and those either expressed or implied by these statements. These factors include, among other things:

o    downturns in the business cycle of the industries in which we compete;


o new regulations, or changes to existing regulations, that increase our operating costs or otherwise reduce our profitability;


o increases in the price of our raw materials, especially if we are unable to pass these costs along to customers;


o    loss or reduction of patent protection for our products;


o liabilities, especially those incurred as a result of environmental laws or product liability litigation;


o fluctuation in international currency exchange rates as well as changes in the general economic climate; and


o    other factors identified in this Annual Report.


These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Form 20-F).

In view of these uncertainties, we caution readers not to place undue reliance on these forward-looking statements. We accept no obligation to continue to report or update these forward-looking statements or adjust them to future events or developments.